Form 20-F
period 2026-03-31
GreenVector Holdings Ltd
filed 2026-07-31
CIK 2078037

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF

Date of event requiring this shell company report________________________

For the transition period from__________ to ___________

Commission File No. 333-292310

GreenVector Holdings Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Unit 401, 4/F., Tower 1, Harbour Centre

1 Hok Cheung St., Hung Hom, Kowloon, Hong Kong

Phone: (852) 2669-8222

(Address of principal executive offices)

Dixon Chun Wan Chan

Unit 401, 4/F., Tower 1, Harbour Centre

1 Hok Cheung St., Hung Hom, Kowloon, Hong Kong

Phone: (852) 2669-8222

info@green-vector.com]

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Class A Ordinary Shares, par value $0.001 per share

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (March 31, 2026): 11,000,000 ordinary shares are outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such a shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒
				Emerging growth company	☒

If an emerging growth company that prepares its consolidated financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the consolidated financial statements of the registrant included in the filing reflect the correction of an error to previously issued consolidated financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the consolidated financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

FORWARD LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements, about our expectations, beliefs or intentions regarding, among other things, our product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by us with the U.S. Securities and Exchange Commission, or the SEC, press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below.

This Annual Report on Form 20-F identifies important factors which could cause our actual results to differ materially from those indicated by the forward-looking statements, particularly those set forth under the heading “Risk Factors.” The risk factors included in this Annual Report on Form 20-F are not necessarily all the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

●	uncertainties regarding the governmental, economic and political circumstances;
●	timing of the development of future business;
●	capabilities of our business operations and our ability to scale operations;
●	expected future economic performance;
●	competition in our market;
●	market acceptance of our services and products;
●	protection of our intellectual property rights;
●	changes in the laws and tariff policy that affect our operations;
●	inflation and fluctuations in foreign currency exchange rates;
●	our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;
●	continued development of a public trading market for our securities;
●	the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations;
●	managing our growth effectively;
●	projections of revenue, earnings, capital structure and other financial items;
●	fluctuations in operating results;
●	dependence on our senior management and key employees; and
●	other factors set forth under “Risk Factors.”

All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date of this Annual Report on Form 20-F and are expressly qualified in their entirety by the cautionary statements included in this Annual Report on Form 20-F. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

For purposes of this Annual Report, the “Offering” refers to the Company’s completed self-underwritten, “best efforts” initial public offering of its Class A Ordinary Shares pursuant to its registration statement on Form F-1, as amended (File Number 333-292310), originally filed with the Securities and Exchange Commission on December 19, 2025 and declared effective by the Securities and Exchange Commission on June 30, 2026.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. [Reserved]

B. Capitalization and indebtedness.

Not applicable.

C. Reasons for the offer and use of proceeds.

Not applicable.

D. Risk factors.

Risks Related to Our Corporate Structure

We will rely on dividends and other distributions on equity paid by the Operating Subsidiary in the future to fund any cash and financing requirements we may have, and any limitation on the ability of the Operating Subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business. In the future, funds or assets may not be available to fund operations or for other use outside of Hong Kong, due to the imposition of restrictions and limitations on, our ability or our subsidiary by the PRC government to transfer cash.

We are a Cayman Islands exempted company with limited liability with no material operations. We conduct all of our operations through our indirect wholly-owned subsidiary, Laputa Eco-Construction Material Company Limited (“Laputa” or “Operating Subsidiary”), established under the laws of the Hong Kong Special Administrative Region (“Hong Kong SAR” or “Hong Kong”). As such, our Company is a holding company, and we will rely on dividends and other distributions on equity paid by the Operating Subsidiary in the future for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. We do not expect to pay cash dividends in the foreseeable future. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. If the Operating Subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Please refer to the section titled “Dividend Policy” for more information.

According to the BVI Business Companies Act 2004 (as amended), a British Virgin Islands company may make dividends distribution to the extent that immediately after the distribution, the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. Any limitation on the ability of our Hong Kong subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. See “Taxation —Hong Kong taxation.” The PRC laws and regulations do not currently have any material impact on transfers of cash from GreenVector Holdings Limited to our Operating Subsidiary or our Operating Subsidiary to GreenVector Holdings Limited, our shareholders and U.S. investors. However, the Chinese government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our Operating Subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Shares, potentially rendering them worthless.

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China, including cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. In the future, we may be subject to PRC laws and regulations related to the current business operations of our Operating Subsidiary and any changes in such laws and regulations and interpretations may impair our ability to operate profitably, which could result in a material negative impact on our operations and/or the value of our Shares.

Although we have direct ownership of our Operating Subsidiary in Hong Kong and currently do not have or intend to have any subsidiary or any contractual arrangement to establish a VIE structure with any entity in mainland China, we are still subject to certain legal and operational risks associated with our Operating Subsidiary, being based in Hong Kong and having all of its operations to date in Hong Kong. Additionally, the legal and operational risks associated in mainland China may also apply to operations in Hong Kong, and we face the risks and uncertainties associated with the complex and evolving PRC laws and regulations and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to a company such as our Operating Subsidiary, given the substantial operations of our Operating Subsidiary in Hong Kong and the Chinese government may exercise significant oversight over the conduct of business in Hong Kong. In the event that we or our Operating Subsidiary were to become subject to PRC laws and regulations, we could incur material costs to ensure compliance, and we or our Operating Subsidiary might be subject to fines, experienced evaluation of securities or delisting, no longer be permitted to conduct offerings to foreign investors, and/or no longer be permitted to continue business operations as presently conducted. Our organizational structure involves risks to the investors, and Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our Operating Subsidiary’s operations and/or a material change in the value of our Shares, including the risk that such event could cause the value of such securities to significantly decline or become worthless. Moreover, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations related to our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

We may become subject to a variety of PRC laws and other obligations regarding M&A Rules, the Trial Measures and data security, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of domestic companies in mainland China and controlled by companies or individuals of mainland China to obtain the approval of the China Securities Regulatory Commission, or CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

GreenVector Holdings Limited is a holding company incorporated in the Cayman Islands with operating entities based in Hong Kong, as of the date of this Report, we have no subsidiary, VIE structure or any direct operations in mainland China, nor do we intend to have any subsidiary or VIE structure or to acquire any equity interests in any domestic companies in mainland China, and we are not controlled by any companies or individuals of mainland China. Further, we are headquartered in Hong Kong, with our chief executive officer, chief operating officer, and all members of the board of directors of GreenVector Holdings Limited based in Hong Kong are not mainland China citizens and all of our revenues and profits are generated by our subsidiaries in Hong Kong and we have not generated any revenues or profits in mainland China. Additionally, we do not intend to operate in mainland China in the foreseeable future. As such, we do not believe we would be subject to the M&A Rules, or would be required to file with the CSRC under the Trial Measures. Moreover, pursuant to the Basic Law of the Hong Kong Special Administrative Region, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy).

We are aware that, recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China, including a cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, on July 6, 2021,the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over mainland China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

In addition, on December 28, 2021, the Measures were published and became effective on February 15, 2022, and require that, among other things, and in addition to any “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and which further elaborate on the factors to be considered when assessing the national security risks of the relevant activities. The publication of the Measures indicates greater oversight by the CAC over data security, which may impact our business in the future. As of the date of this prospectus, our Hong Kong Operating Subsidiary does not have any mainland China individuals as clients. However, our Operating Subsidiary may collect and store certain data (including certain personal information) from its customers for “Know Your Customers” purposes, which may include mainland China individuals in the future. As of the date of this prospectus, we do not expect the Measures to have an impact on our business, or operations to subject us or our Hong Kong Operating Subsidiary to permission requirements from the CAC or any other government agency that is required to approve our subsidiaries’ operations, as we do not believe that we will be deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that are required to file for cybersecurity review before listing in the U.S., because (i) all of our subsidiaries’ operations are conducted by our Hong Kong subsidiaries which currently solely serve the Hong Kong local market, we currently have no operations in mainland China; (ii) we do not have or intend to have any subsidiary nor do we have or intend to establish a VIE structure with any entity in mainland China and the Measures remain unclear whether they shall be applied to a company like us; (iii) as of date of this prospectus, we have neither collected nor stored any personal information of any mainland China individual or within mainland China, nor do we entrust or expect to be entrusted by any individual or entity to conduct any data processing activities of any mainland China individual or within mainland China; (iv) as of the date of this prospectus, we have not been informed by any PRC governmental authority of any requirement that we must file for a cybersecurity review; and (v) pursuant to the Basic Law of the Hong Kong Special Administrative Region, or the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy). However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If we were deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, or if other regulations promulgated in relation to the Measures are deemed to apply to us, our subsidiaries’ business operations and the listing of our Shares in the U.S. could be subject to CAC’s cybersecurity review or we and our subsidiaries might be covered by permission from the CAC or any other government agency that is required to approve our subsidiaries’ operations in the future. Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It also remains highly uncertain what the potential impact such modified or new laws and regulations will have on our subsidiaries’ daily business operations, its ability to accept foreign investments and the listing of our Shares on a U.S. or other foreign exchanges. If any or all of the foregoing were to occur, it may cause the value of our Shares to significantly decline or become worthless.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. However, since the Trial Measures was newly promulgated, its interpretation, application and enforcement remain unclear. If the filing procedure with the CSRC under the Trial Measures is required for any future offerings, listing or any other capital raising activities by us, it is uncertain whether we could complete the filing procedure in a timely manner, or at all. Any failure to complete such filings may subject us to regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our Shares.

On February 24, 2023, the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China jointly issued the Provisions on Strengthening Confidentiality and Archives Administration in Respect of Overseas Issuance and Listing of Securities by Domestic Enterprises or the Confidentiality Provisions, which came into effect on March 31, 2023. The Confidentiality Provisions require that, among other things, (1) a domestic company that conduct overseas offering and listing both directly and indirectly should institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations; (2) a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; (3) a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfil relevant procedures stipulated by applicable national regulations; (4) where a domestic company, after fulfilling relevant procedures, provides to securities companies, securities service providers and other entities with any documents and materials that contain state secrets or working secrets of government agencies, or any other documents and materials that will be detrimental to national security or public interest if leaked, a non-disclosure agreement shall be signed between the provider and receiver of such information; and (5) domestic companies, securities companies or securities service providers that discover any leakage or possible leakage of state secrets, working secrets of government agencies or any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall immediately take remedies and report to relevant state organs and units.

As of the date of this prospectus, in the opinion of our Hong Kong counsel, Kwok Yih & Chan, we are not required to obtain permission or approval from Hong Kong authorities to offer the securities being registered to foreign investors. Should there be any change in applicable laws, regulations, or interpretations, and we or any of our subsidiaries are required to obtain such permissions or approvals in the future, we will strive to comply with the then applicable laws, regulations, or interpretations.

As of the date of this prospectus, we believe that neither we nor our Operating Subsidiary, is subject to the M&A Rules, the Trial Measures, the Confidentiality Provisions, the Measures or the regulations or policies that have been issued by the CSRC or the CAC as of the date of this prospectus, nor are we currently covered by permission requirements from the CSRC, the CAC or any other PRC governmental agency that is required to approve our listing on the U.S. exchanges and offering securities. Hence, based on the foregoing, since we are not subject to the regulations or policies issued by the CAC to date, we believe that we are currently not required to be compliant with such regulations and policies issued by the CAC as of the date of this prospectus. Further, as of the date of this prospectus, neither we nor our Operating Subsidiary has ever applied for any such permission or approval, as we currently are not subject to the M&A Rules or the regulations and policies issued by the CAC. Notwithstanding the above, uncertainties exist as to how the M&A Rules and, the Trial Measures and the Confidentiality Provisions will be interpreted and implemented by Chinese regulators and its opinions summarized above are subject to any new laws, rules, and regulations or detailed implementations and interpretations in any form relating to the M&A Rules and, the Trial Measures and the Confidentiality Provisions. If the CSRC or other PRC regulatory agencies subsequently determine that prior CSRC approvals are required for our offering, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. Moreover, if there is significant change to the applicable laws, regulations, or interpretations change, that require us to obtain approvals from the CSRC or other PRC regulatory agencies on, among others, the M&A Rules, the Trial Measures and the Confidentiality Provisions at any stage, including but not limited, in the future, and, if in such event, we or our Hong Kong subsidiaries (i) do not receive or maintain the approval, (ii) inadvertently conclude that such permissions or approvals are not required, (iii) are required to obtain such permissions or approvals in the future if applicable laws, regulations, or interpretations change, or (iv) are denied permission from the CSRC or any other PRC regulatory agencies, we will not be able to list our Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of investors and cause the value of Shares to significantly decline or be worthless.

All of our Operating Subsidiary’s operations are conducted in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of such business and may intervene or influence such operations at any time, which could result in a material change in the operations of the Operating Subsidiary and/or the value of our Shares. The PRC government may also impose restrictions on our ability to transfer money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China, including a cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Given the recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause such securities to significantly decline or be worthless. Additionally, any further control over offerings conducted overseas and/or foreign investment impacting our subsidiary in Hong Kong by the Hong Kong government could result in a material change in our Operating Subsidiary’s operations, financial performance and/or the value of our Shares or impair our ability to raise money.

The Chinese government may exert more control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Shares to investors and cause the value of our Shares to significantly decline or be worthless.

Recent statements, laws and regulations by the Chinese government, including the Cybersecurity Review Measures, the PRC Personal Information Protection Law and the Trial Measures have already indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in mainland China-based issuers. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Risks Related to Our Business and Industry

The total actual value of work done may differ from the original estimated contract sum stated in our contracts with customers.

Our customers may request additional, reduction or alteration of works beyond the scope of the contract during project implementation by placing variation orders with us. The aggregate amount of revenue that we are able to derive from a project may be different from the original estimated contract sum specified in the relevant contract due to variation orders placed by our customers. As such, there is no assurance that the amount of fees and charges as finally agreed with our customers would be sufficient to recover our costs incurred or provide us with a reasonable profit margin or the amount of revenue derived from our projects will not be substantially different from the original estimated contract sum as specified in the relevant contracts and our financial condition may be adversely affected by any decrease in our revenue as a result of variation orders although our Company periodically reviews the status of our projects. As a result, there is no assurance that our revenue and profit margin in the future will remain at a level comparable to those recorded during the fiscal years ended March 31, 2026 and 2025.

If we do not comply with certain laws, we could be suspended or debarred from contracting, which could have a material adverse effect on our business.

Various statutes to which our operations are subject, such as Factories and Industrial Undertakings Ordinance (Cap. 59 of the Laws of Hong Kong), Construction Sites (Safety) Regulations (Cap. 59I of the Laws of Hong Kong), Factories and Industrial Undertakings (Safety Officers and Safety Supervisors) Regulations (Cap. 59Z of the Laws of Hong Kong), Factories and Industrial Undertakings (Safety Management) Regulation (Cap. 59AF of the Laws of Hong Kong) and Occupational Safety and Health Ordinance (Cap. 509 of the Laws of Hong Kong), which deal with the health and safety during the construction process and various other statutes provide for discretionary suspension and/or debarment in certain circumstances.

The scope and duration of any suspension or debarment may vary depending upon the facts of a particular case and the statutory or regulatory grounds for debarment. Any suspension or debarment from contracting will have a material adverse effect on our financial condition, results of operations or liquidity.

We depend on third parties for supply of materials to operate our business.

We purchase materials from our suppliers in order to manufacture eco-friendly construction materials. We source recycled material from our suppliers. We have partnerships with local suppliers and recycling facilities to secure such supplies. However, we cannot assure you that our favorable working relationships with our suppliers will continue in the future.

The inability to purchase recycled materials could severely impact our business, as it is what we use to manufacture construction material to generate revenue. If our suppliers experience price increases or disruptions to their business, such as labor disputes, supply shortages or distribution problems, our business, financial condition, results of operations, liquidity and cash flows could be materially and adversely affected.

We may not be able to compete favorably in the construction materials industry.

Some of our competitors may have certain advantages, including but not limited to having better financing capabilities, well developed technical expertise, and greater access to industry resources. New participants may wish to enter the industry provided that they have the requisite environmental certifications and industry business relationship. Any significant increase in competition may result in lower operating margins and loss of market share, which may adversely affect our profitability and operating results.

During the fiscal years ended March 31, 2026 and March 31, 2025, one distributor, our affiliate entity, accounted for 84.6% and 71.5%, respectively, of our total revenues.

Significant percentage of our revenue was derived from our affiliate entity, Tiostone Environmental Limited, our sole distributor the fiscal years ended March 31, 2026 and March 31, 2025. Our ultimate clients include major construction firms. Although since April 2025, the ultimate clients have commenced making direct orders with Laputa, and further material orders with Tiostone Environmental Limited are not expected in the future, we cannot assure that we will continue to secure business from these ultimate customers and/or through our distributor, and major customers who we may procure in the future. If there is a significant decrease in the number of purchase orders placed by this recurrent customer base, and we are unable to secure purchase orders of a comparable size and quantity as replacements from other potential customers, our financial condition and operating results will be materially and adversely affected.

Environmental, health and safety laws and regulations and any changes to, or liabilities arising under, such laws and regulations could have a material adverse effect on our financial condition, results of operations and liquidity.

A number of Hong Kong government authorities have the power to enforce compliance with stringent and complex laws and regulations and the permits issued under them. Such enforcement actions often involve difficult and costly compliance measures or corrective actions. Failure to comply with these laws and regulations may result in the assessment of sanctions, including administrative, civil, or criminal penalties, natural resource damages, the imposition of investigatory or remedial obligations, and the issuance of orders limiting or prohibiting some or all of our operations. In addition, we may experience delays in obtaining, or be unable to obtain, required permits, which may delay or interrupt our operations and limit our growth and revenue. Please see the section “Regulations”.

We may not be able to implement our business plans effectively to achieve future growth.

We cannot assure that we will be able to grow our business as planned. Expansion plans may be affected by a number of factors beyond our control. Such factors include, but are not limited to, changes in economic conditions in Hong Kong, changes in supply and demand for the construction material we sell, and government regulations in relation to our industry. Our future growth depends on the future demand of environmentally friendly building materials and the promotion of circularity concepts. As the business expands, we may encounter a range of difficulties in managing our business, such as difficulties (i) generating sufficient liquidity internally or obtaining external financing for capital needs, and (ii) allocating its resources and managing its relationships with a growing number of customers, suppliers and other business partners. There can be no assurance that future growth will materialize or that we will be able to manage future growth effectively, and failure to do so would have a material adverse effect on our business, financial position and results of operations.

We may need to raise additional capital in the future for working capital, capital expenditures and/or acquisitions, and we may not be able to do so on favorable terms or at all, which would impair our ability to operate our business or achieve our growth objectives.

Our ongoing ability to generate cash is important for funding our continuing operations, research and development, making strategi acquisitions and servicing our indebtedness. To the extent that existing cash balances and cash flow from operations, together with borrowing capacity are insufficient to make investments or acquisitions or provide needed working capital, we may require additional financing from other sources. Our ability to obtain such additional financing in the future will depend in part upon prevailing capital market conditions and conditions in our business and our operating results. Those factors may affect our efforts to arrange additional financing on terms acceptable to us.

Furthermore, if global economic, political or other market conditions adversely affect the financial institutions that provide credit to us, it is possible that our ability to draw upon credit facilities may be impacted. If adequate funds are not available, or are not available on acceptable terms, we may not be able to make future investments, take advantage of acquisitions or other opportunities, or respond to competitive challenges, resulting in loss of market share, each of which could have a material adverse impact on our financial position, results of operations, cash flows and liquidity.

As our operations grow, any delays or deficiencies in our internal control may affect our ability to accurately report our results of operations or prevent fraud which may affect the market for and price of the Shares.

Following completion of the Offering, we became a public company in the United States subject to the Sarbanes-Oxley Act of 2002, Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”) will require that we include a report of management on our internal control over financial reporting in our second annual report on Form 20-F following the completion of the Offering. In addition, once we cease to be an “emerging growth company,” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. As a public company, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

During the course of documenting and testing our internal control procedures and as operations grow, in order to satisfy the requirements of Section 404, we may identify weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail or delay to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail or delay to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could, in turn, limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods.

We are a holding company whose principal source of operating cash is the income received from our Operating Subsidiary.

We are dependent on the income generated by our Operating Subsidiary in order to make distributions and dividends on the Shares. The amount of distributions and dividends, if any, which may be paid to us from our Operating Subsidiary will depend on many factors, including such Operating Subsidiary’s results of operations and financial condition, limits on dividends under applicable law, its constitutional documents, documents governing any indebtedness, and other factors which may be outside our control. If our Operating Subsidiary do not generate sufficient cash flow, we may be unable to make distributions and dividends on the shares.

Our significant shareholders have considerable influence over our corporate matters.

CHAN Chun Wai, Dixon, our Chairman, Chief Executive Officer and Director, beneficially owns and controls 2,186,878 shares of Class A Ordinary Shares and 500,000 shares of Class B Ordinary Shares, which corresponds to approximately 40.55% of the voting power of our issued and outstanding shares. WONG Terence Chee-Ho, our Chief Technology Officer, beneficially owns and controls 2,346,666 shares of Class A Ordinary Shares and 500,000 shares of Class B Ordinary Shares, which corresponds to approximately 41.08% of the voting power of our issued and outstanding shares. Our other existing shareholders beneficially own and control an aggregate of 5,466,456 Class A Ordinary Shares and no Class B Ordinary Shares. CHAN Chun Wai, Dixon and WONG Terence Chee-Ho will hold considerable influence over corporate matters requiring shareholder approval and will independently control the operations of the Company, including without limitation, electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Shares of the opportunity to sell their shares at a premium over the prevailing market price. In addition, any significant sales of shares by either of these major shareholders could adversely affect the market price of the Shares.

Our significant shareholders may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Because our significant shareholders have considerable influence over our corporate matters, their interests may differ from the interests of our Company as a whole. The shareholder could, for example, appoint directors and management without the requisite experience, relations or knowledge to steer our company properly because of their affiliations or loyalty, and such actions may materially and adversely affect our business and financial condition. Currently, we do not have any arrangements to address potential conflicts of interest between the shareholder and our company. If we cannot resolve any conflict of interest or dispute between us and the shareholders, we would have to rely on legal proceedings, which could disrupt our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

If we fail to promote and maintain our brand effectively and cost-efficiently, our business and results of operations may be harmed.

We believe that developing and maintaining awareness of our brand effectively is critical to attracting new and retaining existing customers. Successful promotion of our brand and our ability to attract customers depend largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our services. Our future marketing efforts will likely require us to incur additional expenses. These efforts may not result in increased revenue in the immediate future or at all and, even if they do, any increase in revenue may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. Although we are not currently subject to any legal proceedings or claims relating to the intellectual property rights of others, we may from time to time face such proceedings or claims in the future. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in Hong Kong, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Events such as epidemics, natural disasters, adverse weather conditions, political unrest and terrorist attacks could significantly delay, or even prevent us from completing, our purchase orders.

Our operations are subject to uncertainties and contingencies beyond our control that could result in material disruptions in our operations and adversely affect our business. These include epidemics, natural disasters, fire, adverse weather conditions, political unrest, wars and terrorist attacks. Any such events could cause us to reduce or halt our operations, adversely affect our business operation, increase our costs and/or prevent us from completing our purchase orders, any one of which could materially and adversely affect our business, financial condition and results of operations.

In such an event, our business operations may also be severely disrupted due to a negative impact on investor confidence and risk appetites, the fund-raising activities of issuers and proposed listing applicants, the macroeconomic conditions as well as the financial conditions in Hong Kong. Our business operations, financial condition as well as our fund-raising activities as contemplated by this Report may be materially and adversely affected as a result.

We may be a party to legal proceedings from time to time and we cannot assure you that such legal proceedings will not have a material adverse impact on our business. In particular, there may be potential employees’ compensation claims and personal injury claims.

We may be involved in claims and litigations in respect of various matters from our customers, subcontractors, workers and other parties concerned with our works from time to time. Such claims may include in particular employees’ compensation claims and personal injury claims in relation to personal injuries suffered by workers as a result of accidents arising out of and in the course of employment of the injured workers. Although we are not currently involved in any claims or legal proceedings, there is no assurance that we will not be involved in such claims or legal proceedings in the future, nor can we assure you that any such claims or legal proceedings, if initiated, would not have a material adverse impact on our business. Should any claims against us fall outside the scope and/or limit of insurance coverage, our financial position may be adversely affected. Regardless of the merits of any outstanding and potential claims, we need to divert management resources and incur extra costs to handle these claims, which could affect our corporate image and reputation if they were published by the press. If the aforesaid claims were successfully made against us and are not covered by insurance policies, we may need to pay damages and legal costs, which in turn could adversely affect our results of operations and financial position.

Our insurance coverage may not be adequate to cover potential liabilities.

Certain risks disclosed elsewhere in this section such as risks in relation to customer concentration, our ability to obtain new purchase orders, our ability to retain and attract personnel, availability, project and cost management, our ability to maintain and renew our registrations, credit risk and liquidity risk, are generally not covered by insurance because they are either uninsurable or it is not cost justifiable to insure against such risks. Insurance policies covering losses from acts of war, terrorism, or natural catastrophes are also either unavailable or cost prohibitive.

Further, we may be subject to liabilities against which we are not insured adequately or at all or liabilities against which cannot be insured. Should any significant liabilities arise due to accidents, natural disasters, or other events which are not covered or are inadequately covered by our insurance, our business may be adversely affected, potentially lead to a loss of assets, lawsuits, employee compensation obligations, or other forms of economic loss.

We maintain employees’ compensation insurance for our employees at our office. See “Business – Insurance” for more details. We cannot guarantee that our current levels of insurance are sufficient to cover all potential risks and losses. In addition, we cannot guarantee that we can renew our policies or can renew our policies on similar or other acceptable terms. If we suffer from severe unexpected losses or losses that far exceed the policy limits, it could have a material and adverse effect on our business, financial position, results of operations and prospect.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of the Shares.

Our revenues and expenses will be denominated predominantly in Hong Kong dollars. The value of the Hong Kong dollar against the U.S. dollar may fluctuate and may be affected by, among other things, changes in political and economic conditions. Although the exchange rate between the Hong Kong dollar to the U.S. dollar has been pegged since 1983, we cannot assure you that the Hong Kong dollar will remain pegged to the U.S. dollar.

Our business is conducted in Hong Kong, our books and records are maintained in H.K. dollar, which is the currency of Hong Kong, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between H.K. dollar and United States dollar affect the value of our assets and the results of our operations, when presented in United States dollars. Any significant fluctuations in the exchange rates between Hong Kong dollars to U.S. dollars may have a material adverse effect on our revenue and financial condition. For example, to the extent that we are required to convert U.S. dollars we received from the completed Offering into Hong Kong dollars for our operations, fluctuations in the exchange rates between Hong Kong dollars against the U.S. dollar would have an adverse effect on the amounts we receive from the conversion. We have not used any forward contracts, futures, swaps or currency borrowings to hedge our exposure to foreign currency risk.

Our business is susceptible to government policies and macroeconomic conditions.

The market growth of the construction industry in Hong Kong highly correlates to government policies and the macroeconomic environment. Particularly, during economic downturns, due to limited financial budgets, property developers and tenants are more conservative to invest capital resources to renovate their living spaces and select high-end products, such as furniture and marbles imported from overseas. On the other hand, government policies, such as urban renewal and development program and land sales, may affect the availability of land for property developers to construct and subsequently the demand for wet trades works in Hong Kong may deteriorate. In fact, according to the Lands Department, the area of land sales has dropped from approximately 323.8 thousand square meters in 2016/17 to approximately 34.8 thousand square meters in 2023/2024. As a result, the issue of overreliance on government policies and cyclical nature of construction works may adversely impact the development of wet trades works market in Hong Kong.

We are exposed to risks of general economic downturn and deteriorating market conditions, such as Sino-U.S. trade conflicts.

As our business and operations are based in Hong Kong, our business growth is primarily dependent upon the economy and market condition in Hong Kong and the PRC. The market conditions are directly affected by, among other things, the global and local political and economic environments, such as uncertainties about the Sino-U.S. trade conflicts. Any sudden downturn in the general economic environment or change to political environment in Hong Kong and the PRC beyond our control may adversely affect the financial market sentiment in general. Severe fluctuations in market and economic sentiments may also lead to a prolonged period of sluggish performance of the real estate and construction industries. As such, our revenue and profitability may fluctuate and we cannot assure you that we will be able to maintain our historical financial performance in times of difficult or unstable economic conditions.

Risks Related to Doing Business in Hong Kong

Hong Kong’s legal system is evolving and has inherent uncertainties that could limit the legal protection available to you.

For the fiscal years ended March 31, 2025 and 2024, our revenue was derived from sales to construction and engineering firms in Hong Kong. The Hong Kong legal system embodies uncertainties which could limit the legal protections available to you and us.

As one of the conditions for the handover of the sovereignty of Hong Kong to the PRC, the PRC had to accept some conditions such as Hong Kong’s Basic Law before its return. The Basic Law ensured Hong Kong will retain its own currency (the Hong Kong Dollar), legal system, parliamentary system and people’s rights and freedom for fifty years from 1997. This agreement had given Hong Kong the freedom to function in a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system.

Some international observers and human rights organizations have expressed doubts about the future of the relative political freedoms enjoyed in Hong Kong and the PRC’s pledge to allow a high degree of autonomy in Hong Kong. On July 14, 2020, the United States signed an executive order to end the special status enjoyed by Hong Kong post-1997. As the autonomy currently enjoyed may be compromised, it could potentially impact Hong Kong’s common law legal system and may, in turn, bring about uncertainty in, for example, the enforcement of our contractual rights. If the PRC were to, in fact, renege on its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operation. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Operating Subsidiary in Hong Kong.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the former U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA - authorized sanctions on eleven individuals, including former HKSAR chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Operating Subsidiary in Hong Kong is determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the HFCAA requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCAA. On December 18, 2020, the HFCAA was signed into law. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks, and their implications to U.S. investors, associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks.

On December 2, 2021, the SEC adopted final amendments to its rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA, which took effect on January 10, 2022. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year, as defined in the rules, under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. Under the HFCAA, our securities may be prohibited from trading in the United States, including on the OTCQB marketplace or other U.S. trading markets if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years, shortening the timeline for the application of the HPCAA’s delisting and trading prohibition from three years to two, and thus, would reduce the time before securities may be prohibited from trading or delisted. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 16, 2021, the PCAOB issued a determination report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China; and (2) Hong Kong, a Special Administrative Region of the PRC, because of positions taken by PRC authorities in those jurisdictions, which determinations were vacated on December 15, 2022. Our current auditor, AOGB CPA Limited, is headquartered in Hong Kong and was not identified by the PCAOB in its report on December 16, 2021 as a firm subject to the PCAOB’s determinations, which determinations were vacated on December 15, 2022.

On August 26, 2022, the PCAOB signed a Statement of Protocol, or SOP, Agreement with the CSRC and China’s Ministry of Finance. The SOP, together with two protocol agreements governing inspections and investigation, establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and is already making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. If the PCAOB in the future again determines that it is unable to inspect and investigate completely auditors in mainland China and Hong Kong, then the companies audited by those auditors would be subject to a trading prohibition on U.S. markets pursuant to the HFCAA.

If the PCAOB in the future again determines that it is unable to inspect and investigate completely auditors in mainland China and Hong Kong, then the lack of access to the PCAOB inspection in China would prevent the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors could be deprived of the benefits of such PCAOB inspections, if the PCAOB in the future again determines that it is unable to inspect and investigate completely auditors in mainland China and Hong Kong. The inability of the PCAOB to conduct inspections of auditors in China would make it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements. Although our auditor was not identified by the PCAOB in its report as a firm subject to the PCAOB’s determinations, which determinations were vacated on December 15, 2022, should the PCAOB be unable to fully conduct inspection of our auditor’s work papers in China, this could adversely affect us and our securities for the reasons noted above.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. AOGB CPA Limited is headquartered in Hong Kong and is subject to inspection by the PCAOB on a regular basis and as of the date of this prospectus, our auditor is not subject to and not affected by the PCAOB’s December 2021 determination report. we cannot assure you whether OTCQB Market or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

Transferability of Shares

The OTCQB is not designated as a “recognized exchange” for the purposes of the Securities and Investment Business Act, any shares in our Company will not benefit from the provisions of the Securities and Investment Business Act which relate to the transferability of shares in our Company while listed on a recognized exchange. As such, any transfer of shares in our Company would need to be made by way of the registration of such shares with a brokerage which would take legal title to such shares and thereby allow the beneficial title in such shares to be transferred in accordance with the rules of the OTC, or, such transfer would be required to be made by a written instrument of transfer signed by the transferor and containing the name and address of the transferee.

Risks Related to Our Completed Offering and Ownership of Our Shares

We will incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity.

Following completion of the Offering, we became a public company in the United States. As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, Sarbanes-Oxley and rules and regulations implemented by the Securities and Exchange Commission and the OTCQB Market require significantly heightened corporate governance practices for public companies. As a result, we expect these rules and regulations to increase our legal, accounting and financial compliance costs and make many corporate activities more time-consuming and costly.

We do not expect to incur materially greater costs as a result of becoming a public company than those incurred by similarly sized U.S. public companies. If we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us and the market price of our Shares could decline.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 and rules subsequently implemented by the Securities and Exchange Commission and the OTCQB Market impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.235 billion in net revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other generally applicable requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the Securities and Exchange Commission. We also expect that operating as a public company will make it more difficult and expensive for us to obtain director and officer liability insurance. We may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the Company following periods of instability in the market price of that Company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. We are subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and operating results.

An active trading market for our Ordinary Shares may not develop and the trading price for our Ordinary Shares may fluctuate significantly.

There was no public market for our Class A Ordinary Shares prior to the completed Offering. We applied for listing our Class A Ordinary Shares on the OTCQB market in connection with the Offering. We are continuing to obtain OTCQB’s final approval of our listing application. If an active public market for our Class A Ordinary Shares does not develop, the market price and liquidity of our Class A Ordinary Shares may be materially and adversely affected.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

Following completion of the Offering, we became a publicly listed company in the United States. As a publicly listed company, we are required to file periodic reports with the U.S. Securities and Exchange Commission upon the occurrence of matters that are material to our Company and shareholders. In some cases, we need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our Company. Similarly, as a U.S.-listed public company, we are governed by U.S. laws that our competitors, mostly private companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. In addition, we will not be required to disclose detailed individual executive compensation information.

As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

The information we are required to file with or furnish to the SEC will be less extensive and less timely as compared to that required to be filed with the SEC by U.S. domestic issuers.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. We have elected to avail ourselves of the extended transition period for implementing new or revised financial accounting standards. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner (1) if our revenue exceed $1.235 billion, (2) if we issue more than $1 billion in non-convertible debt in a three-year period, or (3) if the market value of our shares held by non-affiliates exceeds $700 million as of any March 31 before that time, in which case we would no longer be an emerging growth company as of the following March 31. We cannot predict if investors will find our Shares less attractive because we may rely on these exemptions. If some investors find our shares less attractive as a result, there may be a less active trading market for our shares and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of certain of the reduced disclosure obligations in this Report and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our shareolders may be different than you might receive from other public reporting companies in which you hold equity interests and our financial statements may not be comparable to companies that comply with public company effective dates. We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company.

Shares eligible for future sale may adversely affect the market price of our Shares, as the future sale of a substantial amount of outstanding Shares in the public marketplace could reduce the price of our Shares.

The market price of our Shares could decline as a result of sales of substantial amounts of our Shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Shares. An aggregate of 10,000,000 Class A Ordinary Shares were outstanding before the consummation of the Offering and 12,000,000 Class A Ordinary Shares were outstanding immediately after the Offering. All of the Shares sold in the Offering are freely transferable without restriction or further registration under the Securities Act. The remaining Shares are “restricted securities” as defined in Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

Future sales, or the perception of future sales, by us or our shareholder in the public market following the completed Offering could cause the market price for our Shares to decline.

The sale of substantial amounts of Shares in the public market, or the perception that such sales could occur could harm the prevailing market price of our Shares. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Following completion of the Offering, we had a total of 12,000,000 Class A Ordinary Shares outstanding. Of the outstanding Shares, the 2,000,000 Class A Ordinary Shares sold or issued in the Offering are freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or Securities Act, except that any Shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.” All remaining Shares, which are currently held by our shareholder, may be sold in the public market in the future subject to the restrictions contained in Rule 144 under the Securities Act. If our shareholder sells a substantial amount of Shares, the prevailing market price for our Shares could be adversely affected.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the OTCQB on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results.

As a result of disclosure of information in this Report and in filings required of a public company, our business and financial condition will be more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

The market price of our Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the Offering price.

Investors who purchased our Shares in the Offering may not be able to resell those Shares at or above the Offering price. We cannot assure you that our Shares’ Offering price, or the market price following the Offering, will equal or exceed prices in privately negotiated transactions of our Shares that occurred from time to time prior to the Offering. The market price of our Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;
●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our Company, or our failure to meet these estimates or the expectations of investors;
●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;
●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;
●	lawsuits threatened or filed against us; and
●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Shares.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Shares.

In addition, if the trading volumes of our Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Shares. This low volume of trades could also cause the price of our Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Shares. As a result of this volatility, investors may experience losses on their investment in our Shares. A decline in the market price of our Shares also could adversely affect our ability to issue additional Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Shares will develop or be sustained. If an active market does not develop, holders of our Shares may be unable to readily sell the Shares they hold or may not be able to sell their Shares at all.

Future issuances or sales, or perceived issuances or sales, of substantial amounts of Shares in the public market could materially and adversely affect the prevailing market price of the Shares and our ability to raise capital in the future.

The market price of our Shares could decline as a result of future sales of substantial amounts of shares or other securities relating to the shares in the public market, including by the Company’s significant shareholder, or the issuance of new shares by the Company, or the perception that such sales or issuances may occur. Future sales, or perceived sales, of substantial amounts of the shares could also materially and adversely affect our ability to raise capital in the future at a time and at a price favorable to us, and our shareholders will experience dilution in their holdings upon our issuance or sale of additional securities in the future. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Shares. A few shareholders hold a significant portion of our Shares and these are “restricted securities” as defined in Rule 144. These Shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

We have broad discretion in the use of the net proceeds from the Offering and may not use them effectively.

To the extent (i) we raised more money than required for the purposes explained in the section titled “Use of Proceeds” or (ii) we determine that the proposed uses set forth in that section are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we received from the Offering. Our management has broad discretion in the application of such net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our shareholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from the Offering in a manner that does not produce income or that loses value.

Future financing may cause a dilution in your shareholding or place restrictions on our operations.

We may need to raise additional funds in the future to finance further expansion of our capacity and business relating to our existing operations, acquisitions or strategic partnerships. If additional funds are raised through the issuance of new equity or equity-linked securities of the Company other than on a pro rata basis to existing shareholders, the percentage ownership of such shareholders in the Company may be reduced, and such new securities may confer rights and privileges that take priority over those conferred by the shares. Alternatively, if we meet such funding requirements by way of additional debt financing, we may have restrictions placed on us through such debt financing arrangements which may:

●	further limit our ability to pay dividends or require us to seek consents for the payment of dividends;
●	increase our vulnerability to general adverse economic and industry conditions;
●	require us to dedicate a substantial portion of our cash flows from operations to service our debt, thereby reducing the availability of our cash flow to fund capital expenditure, working capital requirements and other general corporate needs; and
●	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

There may not be an active, liquid trading market for our Shares, and we do not know if a more liquid market for our Shares will develop to provide you with adequate liquidity.

Prior to the completed Offering, there had not been a public trading market for our Shares. We cannot assure you that an active trading market for our Shares will develop following the completed Offering, or if it does develop, that it will be maintained. We have applied to have our securities approved for listing on the OTCQB Market in connection with the Offering. The closing of the Offering was conditional upon OTCQB’s final approval of our listing application. You may not be able to sell your securities quickly or at the market price if trading in our securities is not active. Further, if we are successful in listing the Shares on OTCQB Market, we cannot ensure that an active public market for our Shares will develop after the Offering, or that if it does develop, it will be sustained. In the absence of a public trading market:

●	you may not be able to liquidate your investment in our Shares;
●	you may not be able to resell your Shares at or above the Offering price;
●	the market price of our Shares may experience more price volatility; and
●	there may be less efficiency in carrying out your purchase and sale orders.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the OTCQB Market rules and regulations. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

Because the Offering price is substantially higher than our pro forma net tangible book value per Share, you will experience immediate and substantial dilution.

The Offering price of our Shares was substantially higher than the pro forma net tangible book value per share of our Shares. At the completion of the Offering, investors who purchased Shares in the Offering incurred immediate dilution of approximately $0.38 in the pro forma net tangible book value per share from the price per share paid for the shares. Accordingly, investors who purchased shares in the Offering incurred immediate and substantial dilution of their investment. Please refer to the section titled “Dilution.”

Purchasers of Class A Ordinary Shares in the secondary offering by the Selling Shareholders may pay more or less than purchasers of Class A Ordinary Shares in our best efforts primary offering, and vice versa.

There are two separate offerings of our Class A Ordinary Shares: (i) a primary offering of 2,000,000 Class A Ordinary Shares by the Company at a price of $1.00 per Share on a best efforts basis, and (ii) a secondary offering of 1,018,469 Class A Ordinary Shares by the Selling Shareholders at a fixed price of $1.00 per Ordinary Share until such shares are quoted on the OTC Bulletin Board, OTCQX or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions. Because the offering prices in these two offerings may differ once our Class A Ordinary Shares are quoted on the OTC Bulletin Board, OTCQX or OTCQB market, purchasers of Class A Ordinary Shares in the secondary offering could pay more or less than purchasers in our primary best efforts offering. Investors should be aware that the price paid by purchasers in one offering may not be indicative of the price at which shares may be purchased in the other offering, and that there can be no assurance that purchasers in either offering will be able to sell their Class A Ordinary Shares at or above the price they paid.

There was no minimum amount of Class A Ordinary Shares required to be sold in the Offering for us to close. If we did not sell enough Shares to implement our business plan, you might lose your entire investment.

There was no required minimum amount of Class A Ordinary Shares that had to be sold in the Offering. As a result, potential investors did not know how many shares would ultimately be sold or the minimum amount of proceeds we would receive from the Offering, which could have been nothing. If we sold only a few Shares, potential investors may have ended up holding shares in a company that (i) had not received adequate proceeds from the Offering to continue ongoing operations and (ii) did not have enough capital to properly implement its business plan.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the Cayman Islands or Hong Kong based on U.S. or other foreign laws against us, our management or the experts named in the prospectus.

Although we are a company incorporated in the Cayman Islands, we conduct substantially all of our operations in Hong Kong and substantially all of our assets are located in Hong Kong. In addition, a majority of our directors and executive officers reside within Hong Kong, and most of the assets of these persons are located within Hong Kong. As a result, it may be difficult for you to effect service of process within the United States upon us or these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the Hong Kong may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Hong Kong is a Special Administrative Region of the PRC. A foreign judgment can be enforced in Hong Kong either under the Foreign Judgments (Reciprocal Enforcement) Ordinance (Cap. 319) (the “Ordinance”) or at common law. Registration of a foreign judgment under the Ordinance can be made by an ex parte application with the local court but this avenue is limited to monetary judgments entered in designated jurisdictions, which currently include: Australia, Austria, Belgium, Bermuda, Brunei, France, Germany, India, Israel, Italy, Malaysia, The Netherlands, New Zealand, and Singapore and Sri Lanka. An action to enforce a foreign judgment at common law is a comparatively cumbersome process. It is in essence an independent suit in Hong Kong and the judgment creditor must follow normally applicable service procedures. Judgments entered in the United States and the United Kingdom can be enforced in Hong Kong only at common law. To be eligible for common-law recognition, the judgment must (1) be for a definite sum of money; (2) be final and conclusive; and (3) have been granted by a court with competent jurisdiction over the defendant. With respect to finality, a Hong Kong court may refrain from enforcing a judgment during the pendency of an appeal. This raises the possibility of undue delay and asset dissipation. With respect to the requirement of competent jurisdiction of the foreign judgment seeking to be enforced in Hong Kong, it is governed by private international law as interpreted in Hong Kong, not the law of the foreign forum. Jurisdiction can generally be asserted on the basis of the defendant’s physical presence in the foreign forum, appearance in the underlying legal proceeding or prior contractual consent to jurisdiction. Under the common law and the Ordinance, only limited defenses on the grounds such as fraud, due process and Hong Kong public policy can be raised against a duly registered foreign judgment. There is no mechanism for reconsideration of the merits of the underlying foreign litigation.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands and conduct substantially all of our operations in Hong Kong through our wholly-owned Hong Kong Operating Subsidiary. Most of our directors and substantially all of our executive officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for our shareholders to effect service on these persons or bring an action against us or against these individuals in the Cayman Islands or in Hong Kong in the event that they believe that their rights have been infringed under the securities laws of the United States or otherwise. Even if shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands and Hong Kong may render them unable to enforce a judgment against our assets or the assets of our directors and officers.

Our corporate affairs are governed by our Memorandum and Articles, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors, actions by our minority shareholders and the fiduciary duties of our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, please refer to the section titled “Description of Share Capital – Differences in Corporate Law”.

It may be difficult to enforce a judgment of U.S. courts for civil liabilities under U.S. federal securities laws against us, our directors or officers in the Cayman Islands and Hong Kong.

We have been advised by Conyers Dill & Pearman, our Cayman Islands legal counsel that there is uncertainty as to whether the courts of the Cayman Islands would:

●	recognize or enforce judgments of the United States courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; and
●	entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman has further advised us that, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States, the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts of the United States against us under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under the civil liability provisions of the United States federal securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from United States courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

In the opinion of Kwok Yih & Chan, our counsel to Hong Kong law, there is uncertainty as to whether the courts of the Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

In the opinion of Kwok Yih & Chan, our Hong Kong counsel, foreign judgments can be enforced under statute under the Foreign Judgments (Reciprocal Enforcement) Ordinance or under common law. The Foreign Judgments (Reciprocal Enforcement) Ordinance has created a statutory registration scheme for the recognition and enforcement of foreign judgments based on reciprocity but the United States is not a designated country under the Foreign Judgments (Reciprocal Enforcement) Ordinance. As a result, a judgment rendered by a court in the United States, including as a result of administrative actions brought by regulatory authorities, such as the SEC, and other actions, will not be enforced by the Hong Kong courts under the statutory regime. In addition, the Supreme People’s Court of the PRC and the Government of Hong Kong have entered into the “Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters by the Courts of the Mainland and of the Hong Kong Special Administrative Region,” or the Arrangement. The Mainland Judgments in Civil and Commercial Matters (Reciprocal Enforcement) Ordinance implemented the Arrangement in Hong Kong through local legislation and provides for a registration mechanism for recognition and enforcement of Mainland judgments in Hong Kong. However, the Arrangement does not enable reciprocal enforcement of judgments between Hong Kong and the United States. Accordingly, any judgments rendered by a court in the United States will need to be enforced under common law. In order to enforce a foreign judgment under common law in Hong Kong, the judgment must meet certain criteria before it can be enforced, such as the judgment being final and conclusive.

We could become a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our shares to significant adverse United States income tax consequences.

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). In determining whether we are a PFIC, we are permitted to take into account the assets and income of our Operating Subsidiary because we own 100% of their stock. However, even if we take into account the assets and income of our Operating Subsidiary, we may still be considered a PFIC in 2023 and possibly later years, depending on a number of factors, including the composition of our income and assets, how quickly we use our liquid assets, including the cash raised pursuant to the completed Offering (if we determine not to, or are unable to, deploy significant amounts of cash for active purposes our risk of being a PFIC will substantially increase), the market price of our Shares, and fluctuations in that price. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for 2023 or any future taxable year. Please refer to the paragraph titled “Taxation – United States Federal Income Taxation.”

If we are a PFIC in any taxable year, a U.S. holder may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the Shares and on the receipt of distributions on the Shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. A U.S. holder may also be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. holder holds our Shares, we generally will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which such U.S. holder holds our Shares. Please refer to the paragraph titled “Taxation – United States Federal Income Taxation.”

We do not expect to pay dividends in the foreseeable future following the completed Offering. You must rely on price appreciation of the Shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings following the completed Offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Please refer to the section titled “Dividend Policy.” Therefore, you should not rely on an investment in the Shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or out of share premium account, provided that in no circumstances may a dividend be paid out of the share premium account unless, immediately following the date on which the distribution or dividend is proposed to be paid, the Company shall be able to pay its debts as they fall due in the ordinary course of business. Even if we decide to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the Shares will likely depend entirely upon any future price appreciation of the Shares. There is no guarantee that the Shares will appreciate in value following the completed Offering or even maintain the Offering price. You may not realize a return on your investment in the Shares and you may even lose your entire investment in the Shares.

New climate-related disclosure obligations in proposed SEC rule amendments could have uncertain impacts on our business, impose additional reporting obligations on us, and increase our costs.

In March 2022, the SEC proposed rule amendments that would implement a framework for the reporting of climate-related risks and create a wide range of new climate-related disclosure obligations for all registrants, including us. The proposed rules would require us to include certain climate-related information in registration statements and annual reports, including (i) climate-related risks and their actual or likely material impacts on our business, strategy, and outlook; (ii) our governance of climate-related risks and relevant risk management processes; (iii) information on our greenhouse gas emissions; (iv) certain climate-related financial statement metrics and related disclosures in a note to our audited financial statements; and (v) information about our climate-related targets, goals, and transition plans.

The proposed rules remain open to public comment and may be subject to challenges and litigation. Thus, the ultimate scope and impact of the proposed rules on our business remain uncertain. To the extent new rules, if finalized, impose additional reporting obligations on us, we could face substantial increased costs. Separately, the SEC has also announced that it is scrutinizing climate-change related disclosures in public filings, increasing the potential for enforcement if the SEC were to allege that our existing climate disclosures are misleading or deficient.

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the SEC, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law, including the laws of the Cayman Islands. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

The sale or availability for sale of substantial amounts of our Shares could adversely affect their market price.

Sales of substantial amounts of our Shares in the public market after the completion of the Offering, or the perception that these sales could occur, could adversely affect the market price of our shares and could materially impair our ability to raise capital through equity offerings in the future. As of the date of this prospectus, we have 10,000,000 Shares issued and outstanding. The Shares sold in the Offering are freely tradable without restriction or further registration under the Securities Act, and Shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and applicable lock-up agreements. There were 12,000,000 Class A Ordinary Shares issued and outstanding immediately after the Offering. See “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after the Offering.

A. History and Development of the Company.

Our legal name is GreenVector Holdings Limited. The Company was incorporated in the Cayman Islands on June 16, 2025. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, P. O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our principal executive office is located at Unit 401, 4/F, Tower 1, Harbour Centre, 1 Hok Cheung Street, Hung Hom, Kowloon, Hong Kong, and our phone number is +(852) 2669-8222. We maintain a corporate website at http://www.green-vector.com/. The information contained in, or accessible from, our website or any other website does not constitute a part of this prospectus.

We are a Cayman Islands company that wholly owns GreenVector Company Limited, an intermediate holding company incorporated in the British Virgin Islands, which in turn wholly owns Laputa Eco-Construction Material Company Limited (“Laputa” or “Operating Subsidiary”), a Hong Kong limited liability company incorporated in Hong Kong on July 13, 2005.

To facilitate the growth of our business, and in order to facilitate international capital investment in us, we started a reorganization in June 2025 and completed it in September 2025 (the “Reorganization”). The Reorganization involved the incorporation of two new holding companies in the Cayman Islands and the British Virgin Islands respectively, in exchange for the original shareholders’ equity interest in Laputa.

On June 16, 2025, we incorporated GreenVector Holdings Limited, a holding company incorporated in Cayman Islands. Upon incorporation, the Company issued one ordinary share with a par value of US$0.0001 to Conyers Corporate Services (Cayman) Limited, 999 ordinary shares to Dixon Chun Wan Chan, and 1,000 ordinary shares to Terence Chee-Ho Wong. On the same date, Conyers Corporate Services (Cayman) Limited transferred its one ordinary share to Dixon Chun Wan Chan.

Subsequently, on June 23, 2025, GreenVector Company Limited was incorporated in the British Virgin Islands as a wholly owned subsidiary of GreenVector Holdings Limited, forming a direct holding structure such that GreenVector Holdings Limited directly holds 100% of the ordinary shares of GreenVector Company Limited, which holds 100% of the ordinary shares of Laputa.

We use our website (at http://www.green-vector.com/) as a channel of distribution of Company information. The information we post on our website may be deemed material. Accordingly, investors should monitor the website, in addition to following our press releases, SEC filings and public conference calls and webcasts. The contents of our website are not, however, a part of this Annual Report on Form 20-F. In addition, the SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding our filings and can be found at http://www.sec.gov.

Emerging Growth Company Status

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Pursuant to the JOBS Act, we have elected to take advantage of the benefits of this extended transition period for complying with new or revised accounting standards. As a result, our operating results and consolidated financial statements may not be comparable to the operating results and consolidated financial statements of other companies who have adopted the new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of our IPO; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ordinary shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Foreign Private Issuer Status

We are incorporated in the Cayman Islands, and (i) the majority of the company’s executive officers or directors are not U.S. citizens or residents; (ii) more than 50% of our assets are located out of the U.S.; and (iii) our business is administered principally out of the U.S. Therefore, we are a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule 3b-4(c) under the Exchange Act. As a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime.

B. Business overview.

Through the Operating Subsidiary, we have established ourselves as a leading manufacturer specializing in sustainable construction solutions using recycled materials, with a focus on carbonated products to reduce carbon emissions. We are one of two primary suppliers of eco-friendly construction materials in Hong Kong. We provide cost-effective and environmentally friendly solutions within the construction sector.

We have established partnerships with local suppliers and recycling facilities to secure a ready supply of recycled materials, which we then transform into sustainable construction material. We are engaged in ongoing research and development efforts to create new, low-carbon construction materials, and then distribute such construction materials to end users. We are able to access a volume of distribution channels through our affiliate entity, TioStone Environmental Limited, a company incorporated under Hong Kong law (“TioStone Environmental”). Beginning in April 2025, certain customers began placing orders directly with us rather than through TioStone Environmental. Our clients include major construction firms.

To further streamline operations and strengthen collaboration within our network, we provide rental space to key partners and affiliates at our facilities. This co-location model fosters seamless coordination across the supply chain, from material sourcing to production and distribution, enhancing efficiency and reducing logistical costs. By offering dedicated space for partners, we ensure tighter integration of recycling and distribution activities, reinforcing our role as a hub for sustainable construction innovation. This initiative not only supports our business ecosystem but also aligns with our commitment to operational sustainability by minimizing transportation-related carbon emissions.

Our Mission

Our mission is to develop and provide innovative, sustainable construction materials that reduce environmental impact and support the transition to greener building practices.

Our Values

At our Company, we stand by our core values, which are essential to our success. We believe that these values not only guide our business and define our brand, but also deliver real financial and operational benefits for us and our customers.

Our core values are sustainability, innovation, and premium quality.

Our Products and Services

We, through our Operating Subsidiary, provide our product portfolio in Hong Kong, which includes:

●	Eco-Glass Block: Manufactured using recycled glass and recycled aggregates, these blocks offer superior durability and environmental benefits.
●	Air Pollutant Removal Paving Block: Incorporates advanced materials to actively reduce air pollutants in urban environments.
●	Other Carbonated Products: All products are engineered to sequester carbon during the manufacturing process, supporting climate action goals and providing measurable reductions in carbon footprint.

Business Model and Operations

Laputa’s business model centers on the transformation of recycled materials, primarily glass and construction waste products into high-performance, environmentally friendly construction products. The Company’s operations encompass:

●	Sourcing: Partnerships with local suppliers and recycling facilities to secure a steady and traceable supply of recyclable inputs.
●	Manufacturing: Proprietary processes, including carbon capture utilization (CCU) technologies, to produce paving blocks, bricks, and other construction materials that meet stringent industry standards for sustainability and performance.

●	Distribution: Sales are conducted through established channels, notably via the affiliate TioStone Environmental Limited, which serves over 50 corporate clients, including major construction firms such as Penta-Ocean, Gammon, and Dragages. Beginning in April 2025, certain customers began placing orders directly with us rather than through TioStone Environmental.
●	Research & Development: Ongoing R&D initiatives focus on developing new low-carbon materials and enhancing the Company’s product portfolio, supported by exclusive university partnerships and a dedicated technical team.

Competitive Strengths

Laputa’s key competitive advantages include:

●	Innovation Leadership: Our innovation and research and development allow us to create unique and eco-friendly construction materials that meet the growing demands of environmentally conscious customers.
●	Market Position: Nearly 20 years of operating history and a reputation for quality have established Laputa as a trusted partner for major construction projects in Hong Kong.
●	Sustainability Commitment: The Company’s operations directly support Hong Kong’s Climate Action Plan 2050 and circular economy initiatives, diverting significant volumes of waste from landfills and contributing to zero landfill targets.
●	Localized Production: All manufacturing is based in Hong Kong, allowing for rapid response to local market needs and compliance with environmental regulations.
●	Significant Barriers to Entry: Environmental carbon audit, life cycle assessment and use of local recycled material certifications and exclusive university partnerships as well as research and laboratory partnerships create challenges for new entrants, solidifying Laputa’s competitive position.
●	Award-Winning Product Portfolio: Recognized for excellence, our award-winning product portfolio embodies innovation and sustainability in construction solutions, showcasing our industry leadership.

Our Growth Strategies

Laputa’s principal growth strategies are:

●	Capacity Expansion: Investment in new machinery and facility upgrades to meet rising demand for sustainable construction materials.
●	M&A Activity: Use of IPO proceeds to consolidate the fragmented precast concrete sector in Hong Kong and Southeast Asia, targeting underperforming plants for revitalization through technology and automation.
●	ESG Leadership: Continued integration of Environmental, Social, and Governance (ESG) principles to attract socially responsible investors and meet the evolving requirements of global developers and contractors.
●	Product Innovation: Ongoing R&D to develop next-generation materials that further reduce environmental impact and support clients’ ESG objectives.

Customers

Laputa’s end-customer base is primarily composed of leading construction firms in Hong Kong. Our Company maintains long-standing relationships with major clients and leverages its distribution partnership with its affiliate, TioStone Environmental Limited, for market reach.

During the fiscal year ended March 31, 2026, TioStone Environmental Limited, our sole distributor, contributed to 84.6% of total revenues of Laputa Eco-Construction Material Co Ltd , which has more than 50 corporate customers which are leading construction firms in Hong Kong. Tiostone Environmental Limited is a related party of our Company by virtue of being under the common control of the same ultimate shareholders. Since April 2025, the customers previously serviced by Tiostone Environmental Limited have commenced direct engagement with Laputa, and as such, no further material transactions with Tiostone Environmental Limited are expected.

Suppliers

We purchase materials from our suppliers for the provision of our services. The major types of materials sourced from our suppliers include portland cement, coarse aggregates, pigment, and sand.

We engage our suppliers for the provision of materials on a project-by-project basis and have not entered into any long-term agreement with them. We have also not committed to a minimum purchase amount with any of our suppliers. We have generally not experienced any material difficulties in procuring materials, historically.

Our five largest suppliers accounted for approximately 85.9%, 96.9% and 99.0% of our purchase the fiscal years ended March 31, 2026 and 2025, respectively.

Environmental and Social Impact

Laputa’s operations contribute to positive environmental outcomes by:

●	Reducing landfill waste through recycling initiatives.
●	Lowering industry-wide carbon emissions.
●	Supporting energy efficiency in the built environment.
●	Participating in local government sustainability programs and partnerships with environmental organizations.

Market and Competition

The global eco-friendly brick market was valued at approximately USD 7.19 billion in 2023 and is projected to reach USD 18.7 billion by 2032, representing a compound annual growth rate (CAGR) of 11.2%. Key drivers in Hong Kong include:

●	Buildings accounting for 60% of the city’s greenhouse gas emissions, creating regulatory and market pressure for greener materials.
●	Government policies such as the Climate Action Plan 2050, which promote green building practices and waste reduction.

We operate in a competitive and rapidly evolving market for sustainable construction materials, facing competition from both local Hong Kong manufacturers and mainland China-based suppliers. Domestically, we compete with established construction material producers, some of whom have begun expanding into eco-friendly product lines in response to growing demand for green building solutions. Additionally, we face pressure from larger, low-cost manufacturers in mainland China, which benefit from economies of scale. While these competitors may have greater financial resources or broader distribution networks, we differentiate ourselves through our specialization in carbonated recycled materials, localized supply chain advantages, and proven track record as one of Hong Kong’s primary sustainable suppliers.

Seasonality

Our business experiences moderate seasonality, with typically lower production and sales volumes during the first quarter of each calendar year. This seasonal slowdown coincides with the Lunar New Year festive period in Hong Kong, when construction activity traditionally decreases as many contractors halt operations for extended holidays. Apart from that, we do not experience any seasonality in our business.

Insurance

We maintain employees’ compensation insurance for our directors and employees at our office with Zurich Insurance Company Limited and AXA China Region Insurance Company Limited, which covers the liability to make payment in the case of death, injury or disability of all our employees under the Employees’ Compensation Ordinance and at common law for injuries sustained at work. We believe that our current insurance policies are sufficient for our operations.

Safety and Quality

We place an emphasis on occupational health and safety. Our project management team is responsible for overseeing the implementation of our occupational health and safety policies and to ensure that we comply with the applicable occupational health and safety standards. We have put in place an internal safety plan which is reviewed from time to time to incorporate best practices and to address and improve specific areas of our safety management system. We require our employees to follow our safety rules as set out in the safety plan. Our safety rules identify common safety and health hazards and recommendations on the prevention of workplace accidents. We also provide suitable personal protective equipment to our employees based on the type of work undertaken by them.

Our safety supervisor regularly provides guidance to our workers on appropriate and safe working practices.

We believe that our commitment to quality services is crucial to our reputation and continual success. We place strong emphasis on service quality by implementing a comprehensive quality control system. The quality control measures adopted by our Group include: (i) regular communication with and conduct site visits to collect feedbacks from our customers; (ii) designation of a project management team for every project based on the project nature and the relevant qualifications and experiences required; (iii) maintaining an approval list of suppliers which is updated on a regular basis; and (iv) constant monitoring of quality management of subcontractors.

Legal Proceedings

We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business. During the fiscal years ended March 31, 2026 and March 31, 2025, neither we nor any of our subsidiaries have been involved in any litigation, claim, administrative action or arbitration which had a material adverse effect on the operations or financial condition of the Company.

Intellectual Property

We have secured registered one trademark for our key brand “Laputa” in Hong Kong, which serve as important identifiers of our eco-friendly construction materials in the marketplace. This trademark represents valuable assets that distinguish our products from competitors and reinforce our brand identity as a sustainable solutions provider. While we currently rely primarily on trade secrets and proprietary manufacturing know-how to maintain our competitive advantage, we continue to evaluate opportunities to expand our intellectual property portfolio. We have implemented internal protocols to protect our confidential processes, particularly relating to our carbonated material production techniques.

We are the registered owner of the domain name, www.green-vector.com. Except for these domain names, we do not own any other intellectual property rights.

Facilities

We do not own any real property. Our principal executive office is located at Unit 401, 4/F, Harbour Centre Tower 1, 1 Hok Cheung St., Hung Hom, Kowloon, Hong Kong, where we lease approximately 5,000 square feet of office space. We pay HK$60,000 per month in rental fees for this location and the lease will expire on February 28, 2027. We lease a factory located at Lot 196 DD 134, Lung Kwu Tan Tuen Mun, Hong Kong, where we lease approximately 52,000 square feet of space. We pay HK$234,000 per month in rental fees for this location and the lease will expire on December 31, 2027.

Employees

As of the date of this prospectus, we employed a total of 16 employees, each of whom are located in Hong Kong. The following table sets forth a breakdown of our employees by business segment or functions:

Number of Employees
Management	3
Operations	13
Total	16

We believe that we maintain a good working relationship with our employees. We have not experienced any significant problems with our employees or any disruption to our operations due to labor disputes, nor have we experienced any material difficulties in the recruitment and retention of experienced core staff or skilled personnel during the fiscal years ended March 31, 2026, and March 31, 2025.

Regulations

Below is a summary of the material laws and regulations applicable to our business operations in Hong Kong.

LICENSES AND REGISTRATIONS REQUIRED FOR OUR BUSINESS

BUSINESS REGISTRATION

Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong)

The Business Registration Ordinance requires every entity which carries on a business in Hong Kong to apply for business registration and to display the valid business registration certificate at the place of business. Any person who fails to apply for business registration or display a valid business registration certificate at the place of business shall be guilty of an offence and shall be liable to a fine of HK$5,000 and imprisonment for one year.

LABOR, HEALTH AND SAFETY LAWS AND REGULATIONS

Factories and Industrial Undertakings Ordinance (Chapter 59 of the Laws of Hong Kong)

The Factories and Industrial Undertakings Ordinance provides for the safety and health protection of workers in an industrial undertaking. Under the Factories and Industrial Undertakings Ordinance, it is the duty of a proprietor of an industrial undertaking to take care of, so far as is reasonably practicable, the health and safety at work of all persons employed by him at the industrial undertaking. The duties of a proprietor extend to include:

●	providing and maintaining plant and work systems that do not endanger safety or health;
●	making arrangements for ensuring safety and health in connection with the use, handling, storage and transport of articles and substances;
●	providing all necessary information, instructions, training and supervision for ensuring safety and health;
●	providing and maintaining safe access to and egress from the workplaces; and
●	providing and maintaining a safe and healthy working environment.

A proprietor who contravenes any of these duties commits an offence and is liable on conviction to a fine of up to HK$10,000,000. A proprietor who contravenes any of these requirements willfully and without reasonable excuse commits an offence and is liable on conviction to a fine of up to HK$10,000,000 and to imprisonment for up to two years.

Factories and Industrial Undertakings (Loadshifting Machinery) Regulation (Chapter 59AG of the Laws of Hong Kong) (“Loadshifting Machinery Regulation”)

Under section 3 of the Loadshifting Machinery Regulation, the responsible person of a loadshifting machine shall ensure that the machine is only operated by a person who (i) has attained the age of 18 years; and (ii) holds a valid certificate applicable to the type of loadshifting machine to which that machine belongs. Under the Loadshifting Machinery Regulation, loadshifting machines used in industrial undertakings refer to fork-lift trucks.

Under section 8 of the Loadshifting Machinery Regulation, a responsible person who without reasonable excuse contravenes section 3 commits an offence and is liable on conviction to a fine of HK$100,000.

Factories and Industrial Undertakings (Gas Welding and Flame Cutting) Regulation (Chapter 59AI of the Laws of Hong Kong)

Under the Factories and Industrial Undertakings (Gas Welding and Flame Cutting) Regulation, a proprietor is required to ensure that gas welding and flame cutting work is only performed by a person who has attained the age of 18 years and holds a valid certificate, or a person who is undergoing training in performing gas welding and flame cutting work and the performance of such work is under the supervision of a person who has attained the age of 18 years and holds a valid certificate. A proprietor who without reasonable excuse contravenes such obligation commits an offence and is liable on conviction to a fine of HK$100,000.

Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong)

The Occupational Safety and Health Ordinance provides for the safety and health protection to employees in workplaces, both industrial and non-industrial.

Employers must as far as reasonably practicable ensure the safety and health in their workplaces by:

●	providing and maintaining plant and systems of work that are safe and without risks to health;
●	making arrangements for ensuring safety and absence of risks to health in connection with the use, handling, storage or transport of plant or substances;
●	as regards any workplace under the employer’s control: maintenance of the workplace in a condition that is safe and without risks to health; and provision and maintenance of means of access to and egress from the workplace that are safe and without any such risks;
●	providing all necessary information, instructions, training and supervision for ensuring safety and health; and
●	providing and maintaining a working environment for the employer’s employees that is safe and without risks to health.

Failure to comply with any of the above provisions constitutes an offence and the employer is liable on conviction to a fine of up to HK$10,000,000. An employer who fails to do so intentionally, knowingly or recklessly commits an offence and is liable on conviction to a fine of up to HK$10,000,000 and to imprisonment for up to two years.

The Commissioner for Labor may also issue an improvement notice against non-compliance of the Occupational Safety and Health Ordinance or the Factories and Industrial Undertakings Ordinance or suspension notice against activity or condition of workplace which may create imminent risk of death or serious bodily injury. Failure to comply with such notice without reasonable excuse constitutes an offence punishable by a fine of HK$400,000 and imprisonment of up to 12 months.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance establishes a no-fault and non-contributory employee compensation system for work injuries and lays down the rights and obligations of employers and employees in respect of injuries or death caused by accidents arising out of and in the course of employment, or by prescribed occupational diseases.

Under the Employees’ Compensation Ordinance, if an employee sustains an injury or dies as a result of an accident arising out of and in the course of his employment, his employer is in general liable to pay compensation even if the employee might have committed acts of faults or negligence when the accident occurred. Similarly, an employee who suffers incapacity arising from an occupational disease is entitled to receive the same compensation as that payable to employees injured in occupational accidents.

According to section 15(1A) of the Employees’ Compensation Ordinance, an employer shall report work injuries of its employee to the Commissioner of Labor not later than 14 days after the accident, irrespective of whether the accident gives rise to any liability to pay compensation.

The Employees’ Compensation Ordinance further provides that all employers are required to take out insurance policies to cover their liabilities under the Employees’ Compensation Ordinance and common law for injuries at workplace for all of their employees. An employer failing to do so is liable on conviction upon indictment to a fine of HK$100,000 and to imprisonment for two years, and on summary conviction to a fine of HK$100,000 and imprisonment for one year.

Fire Service (Installations and Equipment) Regulations (Chapter 95B of the Laws of Hong Kong)

Under the Fire Service (Installations and Equipment) Regulations, the owner of any fire service installation or equipment which is installed in any premises shall keep such fire service installation or equipment in efficient working order at all times; and have such fire service installation or equipment inspected by a registered contractor at least once in every 12 months. Any person who contravenes this provision shall be guilty of an offence and shall be liable on conviction to a fine of HK$50,000.

Whenever a registered contractor installs, maintains, repairs or inspects any fire service installation or equipment in any premises, he shall within 14 days after completion of the work issue to the person on whose instructions the work was undertaken a certificate and forward a copy thereof to the Director of Fire Services.

Boilers and Pressure Vessels Ordinance (Chapter 56 of the Laws of Hong Kong)

Under the Boilers and Pressure Vessels Ordinance, no boiler, pressure vessel or steam container may (unless exempted) be used or operated unless it is registered thereunder. Contravention of this provision without reasonable excuse is an offence by the owner of such boiler, pressure vessel or steam container, who is liable on summary conviction to a fine of HK$10,000.

No boiler, pressure vessel or steam container shall be used or operated unless it has been examined by an appointed boiler inspector (as required before the first use of the boiler, vessel or steam container; and periodically thereafter) and issued with a valid certificate of fitness in respect thereof after that examination. Contravention of these provisions is an offence by the owner of such boiler, pressure vessel or steam container, who is liable on summary conviction to a fine of HK$50,000.

Limitation Ordinance (Chapter 347 of the Laws of Hong Kong)

Under the Limitation Ordinance, the time limit for an applicant to commence common law claims for personal injuries is three years from the date on which the cause of action accrued.

Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

The Employment Ordinance provides for, among other things, the basic employment protection of wages to all employees to regulate the general conditions of employment and for matters connected therewith.

The Employment Ordinance provides that where a contract of employment is terminated, any sum due to the employee shall be paid to him as soon as is practicable and in any case not later than seven days after the day of termination. Under the Employment Ordinance, any employer who wilfully and without reasonable excuse fails to pay the said sum due to the employee within seven days after the day of termination, commits an offence and is liable to a fine of HK$350,000 and to imprisonment for three years.

Further, the Employment Ordinance provides that if any wages or any sum earned by the employee for work done over the period commencing on the expiry of his wage period next preceding the time of termination up to that time are not paid within seven days from the day on which they become due, the employer shall pay interest at a specified rate on the outstanding amount of wages or sum from the date on which such wages or sum become due up to the date of actual payment. Any employer who wilfully and without reasonable excuse fails to pay such wages or sum within seven days from the day on which they become due, commits an offence and is liable on conviction to a fine of HK$10,000.

Occupiers Liability Ordinance (Chapter 314 of the Laws of Hong Kong)

The Occupiers Liability Ordinance regulates the obligations of a person occupying or having control of premises on injury resulting to persons or damage caused to goods or other property on the land.

The Occupiers Liability Ordinance imposes a common duty of care on an occupier of premises to take such care as in all the circumstances of the case is reasonable to see that the visitor will be reasonably safe in using the premises for the purposes for which he is invited or permitted by the occupier to be there.

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong)

The Minimum Wage Ordinance provides for a prescribed minimum hourly wage rate (set at HK$42.10 per hour as of the date of this prospectus) during the wage period for every employee engaged under a contract of employment under the Employment Ordinance. Any provision of the employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employee by the Minimum Wage Ordinance is void.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)

Employers are required to enroll their regular employees (except for certain exempt persons) aged between at least 18 but under 65 years of age and employed for 60 days or more in a Mandatory Provident Fund (“MPF”) scheme within the first 60 days of employment.

For both employees and employers, it is mandatory to make regular contributions into an MPF scheme. For an employee, subject to the maximum and minimum levels of income (set at HK$30,000 and HK$7,100 per month, respectively, as of the date of this prospectus), an employer will deduct 5% of the relevant income on behalf of an employee as mandatory contributions to a registered MPF scheme with a ceiling (set at HK$1,500 as of the date of this prospectus). Employer will also be required to contribute an amount equivalent to 5% of an employee’s relevant income to the MPF scheme, subject only to the maximum level of income (set at HK$30,000 as of the date of this prospectus).

ENVIRONMENTAL PROTECTION

Air Pollution Control Ordinance (Chapter 311 of the Laws of Hong Kong)

The Air Pollution Control Ordinance is the principal legislation in Hong Kong for controlling emission of air pollutants and noxious odor from industrial, commercial and construction, activities and other polluting sources. Subsidiary regulations of the Air Pollution Control Ordinance impose control on air pollutant emissions from certain operations through the issue of licenses and permits.

A contractor shall observe and comply with the Air Pollution Control Ordinance and its subsidiary regulations, including without limitation the Air Pollution Control (Open Burning) Regulation (Chapter 311O of the Laws of Hong Kong), the Air Pollution Control (Construction Dust) Regulation (Chapter 311R of the Laws of Hong Kong) and the Air Pollution Control (Smoke) Regulations (Chapter 311C of the Laws of Hong Kong). The contractor responsible for a construction site shall devise, arrange methods of working and carry out the works in such a manner so as to minimize dust impacts on the surrounding environment, and shall provide experienced personnel with suitable training to ensure that these methods are implemented. Asbestos control provisions in the Air Pollution Control Ordinance require that building works involving asbestos must be conducted only by registered asbestos contractors and under the supervision of a registered consultant.

Air Pollution Control (Non-road Mobile Machinery) (Emission) Regulation (Chapter 311Z of the Laws of Hong Kong)

The Air Pollution Control (Non-road Mobile Machinery) (Emission) Regulation came into effect on June 1, 2015 to introduce regulatory control on the emissions of non-road mobile machinery (“NRMMs”), which include, mobile machines and transportable industrial equipment (the “Regulated Machines”). Under the Air Pollution Control (Non-road Mobile Machinery) (Emission) Regulation, unless exempted, NRMMs are required to comply with the prescribed emission standards.

A person must not sell or lease a Regulated Machine for use in Hong Kong unless the machine has been approved or exempted with a proper label in a prescribed format issued by the Environmental Protection Department. Only approved or exempted NRMMs with a proper label may be used in certain specified activities such as construction sites. A person who sells or leases a Regulated Machine for use in Hong Kong, or uses a Regulated Machine in specified activities without (i) approval, commits an offence and is liable on conviction to a fine of HK$200,000 and imprisonment for six months; and (ii) a proper label, commits an offence and is liable on conviction to a fine of HK$50,000 and imprisonment for three months.

Noise Control Ordinance (Chapter 400 of the Laws of Hong Kong)

The Noise Control Ordinance controls, among others, the noise from industrial, commercial and construction activities. Noise from places such as industrial, commercial, trade or business premises shall comply with the Noise Control Ordinance and its subsidiary regulations.

Any person who carries out any industrial, commercial and construction activities that contravenes Noise Control Ordinance except as permitted is liable on first conviction to a fine of HK$100,000 and on subsequent convictions to a fine of HK$200,000, and in any case to a fine of HK$20,000 for each day during which the offence continues.

Water Pollution Control Ordinance (Chapter 358 of the Laws of Hong Kong)

The Water Pollution Control Ordinance controls the effluent discharged from all types of industrial, commercial, institutional and construction activities into public sewers and public drain. For any industry/trade generating wastewater discharge (except domestic sewage or unpolluted water that are discharged into communal sewer or communal drain), they are subject to licensing control by the Director of the Environmental Protection Department.

All discharges, other than domestic sewage or unpolluted water to communal sewer or communal drain, must be covered by an effluent discharge license. The license specifies the permitted maximum allowable quantity and effluent standards of the effluent. The general guidelines are that the effluent does not damage sewers or pollute inland or inshore marine waters.

According to the Water Pollution Control Ordinance, unless being licensed under the Water Pollution Control Ordinance, a person who discharges any waste or polluting matter into the waters of Hong Kong in a water control zone or discharges any matter, other than domestic sewage and unpolluted water, into a communal sewer or communal drain in a water control zone commits an offence and is liable to imprisonment for six months and (a) for a first offence, a fine of HK$200,000; (b) for a second or subsequent offence, a fine of HK$400,000, and (c) in addition, if the offence is a continuing offence, a fine of HK$10,000 for each day during which it is proved to the satisfaction of the court that the offence has continued.

Waste Disposal Ordinance (Chapter 354 of the Laws of Hong Kong)

The Waste Disposal Ordinance controls the production, storage, collection and disposal including treatment, reprocessing and recycling of wastes. At present, livestock waste and chemical waste are subject to specific controls whilst unlawful deposition of waste is prohibited.

A contractor shall observe and comply with the Waste Disposal Ordinance and its subsidiary regulations, including without limitation the Waste Disposal (Charges for Disposal of Construction Waste) Regulation (Chapter 354N of the Laws of Hong Kong) and the Waste Disposal (Chemical Waste) (General) Regulation (Chapter 354C of the Laws of Hong Kong).

Under the Waste Disposal (Charges for Disposal of Construction Waste) Regulation, construction waste can only be disposed at designated prescribed facilities; the person who delivers it, or on whose behalf it is delivered, must be an account-holder of a valid billing account with the Environmental Protection Department; and the construction waste must be delivered in accordance with all the conditions of use imposed in relation to that account.

Under the Waste Disposal (Chemical Waste) (General) Regulation, a person who produces chemical waste or causes it to be produced has to register as a chemical waste producer. Any chemical waste produced must be packaged, labeled and stored properly before disposal. Only a licensed waste collector can transport the waste to a licensed chemical waste disposal site for disposal. Chemical waste producers also need to keep records of their chemical waste disposal for inspection by the Environmental Protection Department.

C. Organizational structure.

We are a Cayman Islands company that wholly owns GreenVector Company Limited, an intermediate holding company incorporated in the British Virgin Islands, which in turn wholly owns our Operating Subsidiary, Laputa Eco-Construction Material Company Limited (“Laputa”), a Hong Kong limited liability company incorporated in Hong Kong on July 13, 2005.

To facilitate the growth of our business, and in order to facilitate international capital investment in us, we started a reorganization in June 2025 and completed it in September 2025 (the “Reorganization”). The Reorganization involved the incorporation of two new holding companies in the Cayman Islands and the British Virgin Islands respectively, in exchange for the original shareholders’ equity interest in Laputa.

On June 16, 2025, we incorporated GreenVector Holdings Limited, a holding company incorporated in Cayman Islands. Upon incorporation, the Company issued one ordinary share with a par value of US$0.0001 to Conyers Corporate Services (Cayman) Limited, 999 ordinary shares to Dixon Chun Wan Chan, and 1,000 ordinary shares to Terence Chee-Ho Wong. On the same date, Conyers Corporate Services (Cayman) Limited transferred its one ordinary share to Dixon Chun Wan Chan.

Subsequently, on June 23, 2025, GreenVector Company Limited was incorporated in the British Virgin Islands as a wholly owned subsidiary of GreenVector Holdings Limited, forming a direct holding structure such that GreenVector Holdings Limited directly holds 100% of the ordinary shares of GreenVector Company Limited, which holds 100% of the ordinary shares of Laputa.

On July 2, 2025, the shareholders of the Company approved a reclassification and re-designation of the Company’s share capital. Under this resolution, 450,000,000 authorized shares with a par value of US$0.0001 each were designated as Class A Ordinary Shares, and 50,000,000 authorized shares with a par value of US$0.0001 each were designated as Class B Ordinary Shares. Following this reclassification, the Company’s authorized share capital became US$50,000, divided into 500,000,000 shares with a par value of US$0.0001 each, comprising 450,000,000 Class A Ordinary Shares and 50,000,000 Class B Ordinary Shares. As a result, the original 1,000 ordinary shares held by each of Dixon Chun Wan Chan and Terence Chee-Ho Wong in GreenVector Holdings Limited were redesignated to Class B Ordinary Shares, with a par value of US$0.0001 per share. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights and restrictions on transfer of shares. Holders of Class A Ordinary Shares are entitled to one vote per share on all matters subject to the vote at general meetings of our Company, and holders of Class B Ordinary Shares are entitled to twenty (20) votes per share on all matters subject to the vote at general meetings of our Company. Holders of our Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at the option of the holder of Class B Ordinary Shares at any time.

On September 5, 2025, the board of directors of the Company approved the issuance and allotment of 10,000,000 Class A Ordinary Shares to the ultimate beneficial owners of TioStone Holdings Limited in proportion to their historical indirect equity interests in Laputa immediately prior to the Reorganization, in exchange for their interests in Laputa. On the same date, the Company issued an aggregate of 998,000 Class B Ordinary Shares, with 499,000 Class B Ordinary Shares issued to Dixon Chun Wan Chan and 499,000 Class B Ordinary Shares issued to Terence Chee-Ho Wong. Following the redesignation, Dixon Chun Wan Chan and Terence Chee-Ho Wong each hold 500,000 Class B Ordinary Shares of the Company, with a par value of US$0.0001 per share.

Upon completion of the Reorganization, the ultimate beneficial shareholders remain the same before and after the Reorganization, with reallocation of equity interests. The Company became the ultimate holding company of the Group, holding 100% of the equity interest in GreenVector Company Limited, which holds 100% of the equity interests in Laputa, the Operating Subsidiary.

The following diagram illustrates our corporate structure as of the date of this prospectus.

D. Facilities

We do not own any real property. Our principal executive office is located at Unit 401, 4/F, Harbour Centre Tower 1, 1 Hok Cheung St., Hung Hom, Kowloon, Hong Kong, where we lease approximately 5,000 square feet of office space. We pay HK$60,000 per month in rental fees for this location and the lease will expire on February 28, 2027. We lease a factory located at Lot 196 DD 134, Lung Kwu Tan Tuen Mun, Hong Kong, where we lease approximately 52,000 square feet of space. We pay HK$234,000 per month in rental fees for this location and the lease will expire on December 31, 2027.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations for the fiscal years ended March 31, 2026 and 2025 should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. Our consolidated financial statements have been prepared in accordance with U.S. GAAP. Some of the information contained in this discussion and analysis or set forth elsewhere in this annual report, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. See “Forward-Looking

Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this annual report.

A. Operating results.

Overview

We are a Cayman Islands exempted company with limited liability with no material operations. As a holding company with no material operations of our own, we conduct our business through our wholly-owned Hong Kong Operating Subsidiary, Laputa Eco-Construction Material Company Limited, incorporated under the laws of Hong Kong on July 13, 2005. Through the Operating Subsidiary, we have established ourselves as a leading manufacturer specializing in sustainable construction solutions using recycled materials, with a focus on carbonated products to reduce carbon emissions. We are one of two primary suppliers of eco-friendly construction materials in Hong Kong. We provide cost-effective and environmentally friendly solutions within the construction sector.

We have established partnerships with local suppliers and recycling facilities to secure a ready supply of recycled materials, which we then transform into sustainable construction material. We are engaged in ongoing research and development efforts to create new, low-carbon construction materials, and then distribute such construction materials to end users. We are able to access a volume of distribution channels through our affiliate entity, TioStone Environmental Limited, a company incorporated under Hong Kong law. Beginning in April 2025, certain customers began placing orders directly with us rather than through TioStone Environmental. Our clients include major construction firms.

Our products include:

● Eco-Glass Block: Manufactured using recycled glass and recycled aggregates, these blocks offer superior durability and environmental benefits.

● Air Pollutant Removal Paving Block: Incorporates advanced materials to actively reduce air pollutants in urban environments.

● Other Carbonated Products: All products are engineered to sequester carbon during the manufacturing process, supporting climate action goals and providing measurable reductions in carbon footprint.

Results from Operations

The following table shows selected audited consolidated statement of profit or loss data for the years ended March 31, 2026, 2025 and 2024.

Years Ended March 31, 2026, 2025 and 2024

	For the years ended March 31,
	2026 US$	2025 US$	2024 US$

Revenues
Revenues – related parties	$2,770,190	$4,996,725	$2,436,184
Revenues – third parties	1,598,995	294,570	335,390
Total revenues	4,369,185	5,291,295	2,771,574

Operating expenses
Direct cost of revenues	(1,889,607)	(2,670,690)	(1,658,392)
Selling and marketing expenses	(96,465)	(177)	(240)
General and administrative expenses – third parties	(2,020,026)	(1,069,370)	(1,063,821)
General and administrative expenses – related parties	(232,511)	(136,862)	(99,113)
Total operating expenses	(4,238,609)	(3,877,099)	(2,821,566)

Income/(loss) from operations	130,576	1,414,196	(49,992)

Other income/(expenses)
Other income	117,934	6,789	36,078
Interest expenses	(4,331)	(6,857)	(11,761)
Total other (expense)/income, net	113,603	(68)	24,317

Income/(losses) before income taxes	244,179	1,414,128	(25,675)

Income tax expense	(134,451)	(151,303)	-

Net income/(losses)	$109,728	$1,262,825	$(25,675)

Foreign currency translation adjustment	(30,753)	18,220	8,264

Total comprehensive income/(losses)	$78,975	$1,281,045	$(17,411)

Comparison of the years ended March 31, 2026 and 2025

Revenues

Our revenue consists of sales of environmentally-friendly construction bricks and rental income from the subleases of factories and offices. Our revenue, which comprises revenue with related parties and third parties, was US$4.4 million, and US$5.3 million for the year ended March 31, 2026 and March 31, 2025, respectively. As compared to March 31, 2025, representing a decrease of US$0.9 million, or 17.4%.

Direct cost of revenues

Our direct cost of revenue was US$1.9 million for the year ended March 31, 2026 and US$2.7 million for the year ended March 31, 2026 and March 31, 2025, respectively. As compared to US$2.7 million for the year ended March 31, 2025, representing a decrease of US$0.8 million, or 29.2%. The decrease in our cost of revenue was due to the corresponding decrease in revenue.

General and administrative expenses

General and administrative expenses, which comprise expenses with related parties and third parties, mainly consist of rental of facilities and office space, and administrative and operational staff. We incurred general and administrative expenses of US$2.2 million in total for the year ended March 31, 2026 and US$1.2 million in total for the year ended March 31, 2025. Compared to year ended March 31, 2025, an increase of approximately 87%, mainly due to increase of professional fees for Offering purpose.

Other income (expense), net

Other income (expense), net mainly included bank interest income and interest expenses for bank borrowing.

Income tax expense

Our income tax expenses included US$0.2 million for the fiscal year ended March 31, 2026 and US$nil for the year ended March 31, 2025.

Net income (loss) and total comprehensive income (losses)

We had net income of US$109,728 and total comprehensive income of US$78,975 for the year ended March 31, 2026. We had net income of US$1.3 million and total comprehensive income of US$1.3 million for the year ended March 31, 2025. The reason for the decrease between net income for the fiscal year ended March 31, 2026 and 2025 was mainly due to increase of professional fees for Offering purpose.

Comparison of Years Ended March 31, 2025 and 2024

Revenues

Our revenues consists of sale of environmentally-friendly construction bricks and rental income from the subleases of factories and office. Our revenue, comprise revenues with related parties and third parties, was US$5.3 million for the year ended March 31, 2025 as compared to US$2.8 million for the year ended March 31, 2024, representing an increase of US$2.5 million, or 90.9%.

The increase was primarily attributable to the following factors:

1. Increase in sale volume: Total sales volume of construction bricks increased by approximately 94%, from approximately 84,000 m² in the year ended March 31, 2024 to approximately 163,000 m² in the year ended March 31, 2025, driven by higher market demand for different sizes and models of eco-friendly construction bricks and a pick-up in overall construction activities.

2. Urgent orders sale premium: Revenue also increased as a result of higher unit selling prices for urgent orders, with markups ranging from 5% to 15%. The unit prices for general orders in the existing product portfolio remained largely unchanged.

Direct cost of revenues

Our direct cost of revenue was US$2.7 million for the year ended March 31, 2025 as compared to US$1.7 million for the year ended March 31, 2024, representing an increase of US$1.0 million, or 61.0%. The increase in our cost of revenue was due to the corresponding increase in revenue. Cost of revenues increased by approximately 61.0% over the same period, which was less than proportional to the increase in revenue. The increase primarily reflects:

1. Variable costs: Variable costs, including material and staff costs, increased by approximately 78%, from $0.98 million for the year ended March 31, 2024 to $1.75 million for the year ended March 31, 2025, consistent with higher sales volumes and production of different sizes and models of eco-friendly construction bricks.

2. Fixed costs: Other costs, including machinery depreciation and storage costs, increased by approximately 16%, reflecting their largely fixed nature and limited variability with production volume.

As a result of the above, the gross profit margin increased from approximately 40% for the year ended March 31, 2024 to 50% for the year ended March 31, 2025.

General and administrative expenses

General and administrative expenses, comprise expenses with related parties and third parties, mainly consist of rental of facilities and office space, and administrative and operational staff. We incurred general and administrative expenses of US$1.2 million in total for the year ended March 31, 2025, compared to US$1.2 million in total for the year ended March 31, 2024, an increase of 3.7%. The slight increase was mainly due to increase of staff costs and transportation costs.

Other income (expense), net

Other income (expense), net mainly included bank interest income and interest expenses for bank borrowing.

Income tax expense

Our income tax expenses included US$0.2 million for the fiscal year ended March 31, 2025 and US$nil for the year ended March 31, 2024.

Net income (loss) and total comprehensive income (losses)

We had net income of US$1.3 million and total comprehensive income of US$1.3 million for the year ended March 31, 2025. We had net loss of US$25,675 and total comprehensive loss of US$17,411 for the year ended March 31, 2024. The reason for the increase between net income for the fiscal year ended March 31, 2025 and a minimal loss for the year ended March 31, 2024 was due to increased orders from the construction industry and the continued demand for sustainable building materials.

B. Liquidity and capital resources.

Our Company is a holding company with no material operations of its own. We conduct our operations through Laputa, our Operating Subsidiary in Hong Kong, and we rely on dividends and other distributions on equity paid by Laputa for our cash and financing requirements, including any funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. To date, PRC laws and regulations have not had any material impact on transfers of cash from GreenVector Holdings Limited to Laputa, or from Laputa to GreenVector Holdings Limited, our shareholders and U.S. investors, and there have been no other restrictions or limitations on our ability to transfer cash within our organization. However, the Chinese government may, in the future, impose restrictions or limitations on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong, which may delay or hinder the expansion of our business outside of Hong Kong and affect our ability to receive funds from Laputa.

Cash Flows

For the years ended March 31, 2025 and 2024

	For the years ended March 31,
	2026 US$	2025 US$	2024 US$
Net cash provided by operating activities	200,343	849,377	197,014
Net cash provided by (used in) investing activities	233,504	(56,782)	(68,307)
Net cash used in financing activities	11,872	(266,892)	(149,711)
Net change in cash and cash equivalents	445,719	525,703	(21,004)
Effect on exchange rate change on cash and cash equivalents	(9,088)	4,951	(1,427)

Cash and cash equivalents at the beginning of the year	741,537	203,672	226,103
Cash and cash equivalents at the end of the year	1,178,168	741,537	203,672

Operating activities

Net cash generated from operating activities for the fiscal years ended March 31, 2026 and March 31, 2025 was $0.2 million and $0.9 million, respectively. The reason for the decrease in net cash generated from operating activities between the fiscal years ended March 31, 2026 and March 31, 2025 was decrease in revenues due from our slight scaling back of business.

The increase of revenue from $0.2 million for the year ended March 31, 2024 to $0.9 million for the year ended March 31, 2025 was due to our growing business.

Investing activities

Net cash generated from investing activities was $0.2 million and, net cash used in investing activities were $0.1 million and $0.1 million for the fiscal year ended March 31, 2026 and the fiscal year ended March 31, 2025 and 2024, respectively, which was mainly used for purchase of equipment.

Financing activities

Net cash generated from financing activities was $0.01 million and net cash used in financing activities was $0.3 million and $0.1 million for the fiscal year ended March 31, 2026 and the fiscal year ended March 31, 2025 and 2024, respectively, which was mainly used for repaying bank borrowing.

E. Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP. In doing so, we must make estimates and assumptions that affect our reported amounts of assets, liabilities and expenses, as well as related disclosure of contingent assets and liabilities. In some cases, we could reasonably have used different accounting policies and estimates. Changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ materially from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. Significant estimates include, but are not limited to, those related to leases, fixed asset lives, depreciation, intangible asset impairment, estimates relating to the valuation of warrants and stock-based compensation. For the Company’s significant accounting policies, please see Note 2 to our audited consolidated financial statements of this annual report. We believe that our accounting policies contained therein are critical in fully understanding and evaluating our financial condition and operating results.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

The following table sets forth information regarding our executive officers and directors as of the date of this Annual Report on Form 20-F.

Name	Age	Position(s)
Dixon Chun Wan Chan	46	Chairman, Chief Executive Officer and Director
Terence Chee-Ho Wong	49	Chief Technology Officer and Director
Yiu King Man	38	Chief Financial Officer
Koh Herbin Puay Teck	34	Independent Director Nominee*
Patrick Pak Hang Chan	46	Independent Director Nominee*
Rahul Shendure	53	Independent Director Nominee*

* These individuals consent to serving in such position upon the effectiveness of the Registration Statement.

The business address of each of the officers and directors is at Unit 401, 4/F., Tower 1, Harbour Centre, 1 Hok Cheung St., Hung Hom, Kowloon, Hong Kong.

The following is a brief biography of each of our executive officers and directors:

Directors:

Dixon Chun Wan Chan, Chairman, Chief Executive Officer and Director.

Mr. Chan is a Director of the Company and the Director of Laputa Eco-Construction Material Company Limited. He has played a pivotal role in advancing proprietary technologies, including Concrete Block made with recycled materials and Air Pollutant Removal Paving Block, developed in collaboration with the Hong Kong Polytechnic University.

With over 20 years of experience in environmentally friendly construction materials, Mr. Chan has been a Director of Tiostone Holdings Ltd since 2010, a holding company of the Company prior to Reorganization. Additionally, he has served as a Director of Greenspace Ventures Ltd since 2013, a venture capital firm focused on investing in and enabling emerging startups to develop scalable technologies across sectors such as sustainable materials, building and construction, proptech, and digital consumer platforms.

Since 2023, Mr. Chan has been the Chief Executive Officer and Director of CS Tech Solution Co., Ltd, a company he co-founded to develop innovative technologies that mitigate greenhouse gas emissions by capturing carbon dioxide from industrial processes and converting it into valuable products. His responsibilities at CS Tech include providing strategic leadership and shaping the vision for innovation in carbon capture and utilization technologies. He manages financial resources while ensuring regulatory compliance and engages with stakeholders to promote sustainability and the company’s mission to mitigate carbon emissions.

Mr. Chan holds a master’s degree in Applied Science from McMaster University. He is also the co-author of over 15 international and conference papers and the recipient of the Hong Kong Institution of Engineers (HKIE) Outstanding Paper Award for Young Engineers/Researchers and Best Paper at the 1st Canadian Conference on Effective Design of Structures.

Terence Chee-Ho Wong, Chief Technology Officer and Director.

Mr. Wong is the Company’s Director and serves as a Director of Laputa Eco-Construction Material Company Limited, where he combines his 20+ years of expertise in green technology and information systems with hands-on leadership to drive innovation, sustainability, and operational excellence across the company’s end-to-end manufacturing operations. Since 2005, Mr. Wong served as the Director of Laputa. In addition to his strategic responsibilities for corporate governance, market expansion, and ESG alignment at Laputa, Mr. Wong directly oversees all manufacturing activities, ensuring seamless integration of cutting-edge technologies, process optimization, and sustainable production practices at Laputa.

Mr. Wong is also the Co-Founder and Chief Operating Officer of CS Tech Solutions Ltd where he has served as Chief Operating Officer since 2023. CS Tech Solutions is a pioneering firm specializing in carbon capture and utilization (CCU) technologies that transform industrial CO₂ emissions into high-value commercial products. His leadership has been instrumental in advancing sustainable industrial practices, R&D breakthroughs, and scalable decarbonization solutions.

Mr. Wong holds a Bachelor’s Degree in Computer Science with Distinction from the University of Waterloo and was awarded the Governor General’s Academic Medal for graduating with the highest academic average in high school.

Executive Officers

Yiu King Man, Chief Financial Officer

Mr. Yiu is our Chief Financial Officer, where is responsible for overseeing accounting and financial management, treasury, investments, business strategies and capital markets functions of our Company. Mr. Yiu has over 15 years of experience in corporate finance, strategy, merger and acquisition, financial management and investment. From January 2021 to October 2023, he was head of corporate finance of a multinational fintech company. From May 2017 to August 2020, he was chief financial officer of an international real estate investment group. From November 2015 to April 2017, he was investment director of a listed real estate investment company in Hong Kong. Prior to that, he worked for a private equity firm and two international accounting firms. Mr. Yiu obtained a Bachelor of Arts degree from the University of Hong Kong in 2009 and a Master of Science degree in financial analysis from the Hong Kong University of Science and Technology in 2014. Mr. Yiu is a fellow member of the Hong Kong Institute of Certified Public Accountants and a Certified ESG Analyst of The European Federation of Financial Analysts Societies.

Independent Directors

Koh Herbin Puay Teck, Director Nominee

Mr. Koh was nominated for appointment as one of our independent directors prior to the Offering. Mr. Koh has over 8 years of cumulative startup and venture investment experience. Mr. Koh currently serves as the head of Gaw Capital Partner’s Private Equity Platform and Deputy Head of Infrastructure. Mr. Koh has served as the Head of the Private Equity Platform since December 2016, and he has served as the Deputy Head of Infrastructure since April 2024. At Gaw Capital Partners, Mr. Koh expanded the firm’s growth equity platform across multiple functions, raising and deploying capital across a range of investment mandates throughout the Asia-Pacific region. His focus areas included the circular economy, battery storage and technology, PropTech, GridTech, e-mobility solutions, cybersecurity, and other sustainability-linked technologies that complement Gaw’s broader global real assets business. Since 2024 Mr. Koh has served as a Director at Cornerstone Technologies Holding Limited. Mr. Koh earned a Bachelor of Arts (Honors) in Economics from Yale-NUS College.

Patrick Pak Hang Chan, Director Nominee

Patrick Chan was nominated for appointment as one of our independent directors prior to the Offering. Mr. Chan was the Chief Financial Officer and Company Secretary of Baguio Green Group. Mr. Chan brings over 20 years of expertise in accounting, finance, auditing, and legal matters and is responsible for financial reporting, financial performance and analysis, treasury, legal and compliance. Mr. Chan held notable positions at KPMG, CK Hutchison Holdings Limited (HKEX: 00001), The Hong Kong and China Gas Company Limited (HKEX: 00003), and The Wharf Holdings Limited (HKEX: 00004). Mr. Chan holds a Bachelor of Information Engineering and a Master of Philosophy from the Chinese University of Hong Kong. He attained a Bachelor of Laws (LL.B.) degree from the Manchester Metropolitan University and the Postgraduate Certificate in Laws (PCLL) from the University of Hong Kong. He is a member of the Hong Kong Institute of Certified Public Accountants (HKICPA), the Association of Chartered Certified Accountants (ACCA), the Hong Kong Institute of Arbitrators (HKIArB), and is a Certified Financial Analyst (CFA) Charterholder. Mr. Chan is also a member of Mensa Hong Kong.

Rahul Shendure, Director Nominee

Rahul Shendure was nominated for appointment as one of our independent directors prior to the Offering. Mr. Shendure has over 27 years of experience as an engineer, product manager, founder, CEO and investor across industrial, climate-tech and bio-tech businesses. Between 2020 and 2024, Mr. Shendure served as founding CEO and Director of CarbonBuit, a venture capital-backed provider of low-carbon concrete raw materials, production technologies and products. He previously served as CEO and Director of both Bellwether Bio, a cancer diagnostics technology developer he co-founded in 2016 that was acquired by Guardant Health (OTCQB: GH) in 2019, and Oscilla Power, a renewable power generation technology developer he co-founded in 2009. Prior to becoming an entrepreneur, Mr. Shendure worked at Amyris Biotechnologies, Ballard Power Systems and General Electric. Mr. Shendure has invested in more than 50 early-stage climate-tech, healthcare and software companies. Mr. Shendure has a Bachelor of Science in Chemical Engineering from Massachusetts Institute of Technology and a Master of Business Administration from Harvard University.

B. Compensation.

Compensation of Directors and Senior Management

The term ‘office holder’ as defined in the Companies Law includes a general manager, chief business manager, deputy general manager, vice general manager, any other person fulfilling or assuming the responsibilities of any of the foregoing positions without regard to such person’s title, as well as a director, or a manager directly subordinate to the general manager or the chief executive officer.

Upon establishment, our compensation committee will approve our salaries and benefit policies. It determines the compensation to be paid to our executive officers based on our financial and operating performance and prospects, and contributions made by the officers to our success. Each of the named officers will be measured by a series of performance criteria by the board of directors, or the compensation committee on a yearly basis. Such criteria will be set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

Our board of directors has not adopted or established a formal policy or procedure for determining the amount of compensation paid to our executive officers. The board of directors will make an independent evaluation of appropriate compensation to key employees, with input from management. The board of directors has oversight of executive compensation plans, policies and programs.

The following table summarizes all compensation received by our directors and executive officers with respect to compensation for the fiscal years ended March 31, 2026.

Name and Position	2026 Compensation ($)

All directors and executive officers	$109,646

Total	$109,646

Employment Agreements

We have entered into employment agreements with Dixon Chun Wan Chan, Terence Chee-Ho Wong, and Yiu King Man, respectively.

Each of our executives’ employment agreements are filed as an exhibit to this Annual Report on Form 20-F.

Equity Incentive Plans

We have not adopted any equity compensation plans.

C. Board Practices

Composition of our Board of Directors

At the time our Class A Ordinary Shares begin trading on OTCQB’s Market following completion of the Offering, we expect our board of directors will consist of five directors. Our current amended and restated memorandum and articles of association provide that our board of directors must be composed of at least one director. The number of directors is determined from time to time by resolution of our board of directors.

Pursuant to our current memorandum and articles of association, our directors are appointed either by ordinary resolution of our shareholders or by board resolution provided that such appointment does not cause the number of directors to exceed any number fixed in accordance with the articles of association as the maximum number of directors.

Our board of directors currently consists of Mr. Chan and Mr. Wong, each of whom also serves as an executive officer of the Company. We do not currently have any directors who qualify as “independent” for purposes of Rule 10A-3 under the Exchange Act or other applicable corporate governance requirements.

Committees of the Board of Directors

We intend to establish an audit committee, a compensation committee and a nominating and corporate governance committee under our Board of Directors following completion of the Offering, and to adopt a charter for each of the three committees. As of the date of this annual report, we have not yet established any of these committees. Each committee’s anticipated members and functions are described below.

Audit Committee.

Upon its formation, we expect our audit committee to consist of a majority of independent directors and to satisfy the applicable independence and financial literacy requirements. The audit committee will oversee our accounting and financial reporting processes and the audits of the consolidated financial statements of our company. The audit committee will be responsible for, among other things:

●	reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;
●	approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;
●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;
●	discussing with our independent auditor, among other things, the audits of the consolidated financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;
●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;
●	discussing the annual audited consolidated financial statements with management and the independent registered public accounting firm;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;
●	establishing and overseeing procedures for the handling of complaints and whistleblowing; and
●	meeting separately and periodically with management and the independent registered public accounting firm.

Compensation Committee.

Upon its formation, we expect our compensation committee to consist of a majority of independent directors. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer will not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee will be responsible for, among other things:

●	overseeing the development and implementation of compensation programs in consultation with our management;
●	at least annually, reviewing and approving, or recommending to the board for its approval, the compensation for our executive officers;
●	at least annually, reviewing and recommending to the board for determination with respect to the compensation of our non-executive directors;
●	at least annually, reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;
●	reviewing executive officer and director indemnification and insurance matters; and
●	overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to directors and executive officers.

Nominating and Corporate Governance Committee.

Upon its formation, we expect our nominating and corporate governance committee to consist of a majority of independent directors. The nominating and corporate governance committee will assist the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;
●	developing and recommending to our board such policies and procedures with respect to nomination or appointment of members of our board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or Nasdaq rules, or otherwise considered desirable and appropriate;
●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself; and
●	evaluating the performance and effectiveness of the board as a whole.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions. A current copy of this code is posted on the Corporate Governance section of our website, which is located at http://www.green-vector.com/. The information on our website is deemed not to be incorporated in this Report or to be a part of this prospectus. We intend to disclose any amendments to the code of ethics, and any waivers of the code of ethics or the code of conduct for our directors, executive officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and OTCQB Market corporate governance rules.

Duties of Directors

Under Cayman Islands law, the directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in good faith and with a view to our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances.

In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association as may be amended from time to time. Our company has a right to seek damages against any director who breaches a duty owed to us.

The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of officers; and

●	exercising the borrowing powers of our company and mortgaging the property of our company.

Qualification

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Terms of Directors and Officers

Our directors are elected or appointed in accordance with our Memorandum and Articles and shall hold office until the expiration of his term or until their successors are elected or appointed. Our shareholders may by ordinary resolution appoint any person to be a director. Our directors shall have the power from time to time and at any time to appoint any person as a director to fill a casual vacancy on the board of directors (the “Board”) or as an addition to the existing Board subject to any upper limit on the number of directors prescribed pursuant to the Articles, unless the Board resolves to follow any available exceptions or exemptions. The office of a director shall be vacated if the director:

(a)	is removed from office pursuant to the laws of the Cayman Islands and the Articles of the Company;
(b)	dies or becomes bankrupt, or makes any arrangement or composition with his creditors generally;
(c)	is or becomes of unsound mind or an order for his detention is made under the Mental Health Act of the Cayman Islands or any analogous law of a jurisdiction outside the Cayman Islands, or dies;
(d)	resigns his office by notice to the Company;
(e)	without special leave of absence from our board of directors, is absent from three consecutive meetings of the Board and the Board resolves that his office be vacated; or
(f)	is prohibited by applicable law, rules or regulations from being a director.

Interested Transactions

Interested director transactions are governed by the terms of a company’s memorandum and articles of association.

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is directly or indirectly interested. A director shall forthwith disclose the nature of such interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to all other directors that a director is a member, director, or officer of another named entity or has a fiduciary relationship with respect to the entity or a named individual and is to be regarded as interested in any transaction which may, after the date of the entry or disclosure, be entered into with that entity or individual, is a sufficient disclosure in relation to that transaction.

Limitation on Liability and Other Indemnification Matters

Cayman Islands law allows us to indemnify our directors, officers and auditors acting in relation to any of our affairs against actions, costs, charges, losses, damages and expenses incurred by reason of any act done or omitted in the execution of their duties as our directors, officers and auditors.

Under our Memorandum and Articles, every director, secretary, or other officer for the time being and from time to time of the Company (but not including the auditor) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless out of the assets of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, or in their respective offices or trusts, and no Indemnified Person shall be answerable for the acts, receipts, neglects or defaults of the others of them or for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any monies or effects belonging to the Company shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any monies of or belonging to the Company shall be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto, PROVIDED THAT this indemnity shall not extend to any matter in respect of any fraud or dishonesty in relation to the Company which may attach to any of the Indemnified Person.

D. Employees

As of March 31, 2026, we employed a total of 16 employees, each of whom are located in Hong Kong.

E. Share Ownership

See “Item 7.A. Major Shareholders and Related Party Transactions - Major Shareholders.”

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of the Company’s Class A Ordinary Shares and Class B Ordinary Shares as of July 31, 2026:

●	Each person who is known by us to beneficially own more than 5% of our Class A Ordinary Shares or Class B Ordinary Shares;

●	Each of our directors, director nominees and named executive officers; and

●	All current directors and named executive officers as a group.

Our Company is authorized to issue 450,000,000 Class A Ordinary Shares with par value of $0.0001 per share and 50,000,000 Class B Ordinary Shares with par value of $0.0001 per share. The number and percentage of Shares beneficially owned before the Offering are based on 10,000,000 Class A Ordinary Shares issued and outstanding as of the date of this Report and 12,000,000 Class A Ordinary Shares following the Offering. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Shares.

Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Shares beneficially owned by a person listed below and the percentage ownership of such person, Shares underlying options, warrants or convertible securities held by each such person which are deemed outstanding but are not deemed outstanding for computing the percentage ownership of any other person.

None of our shareholders as of the date of this Report is a record holder in the United States. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Unit 401, 4/F, Tower 1, Harbour Centre, 1 Hok Cheung Street, Hung Hom, Kowloon, Hong Kong.

	Ordinary shares beneficially owned
	Class A Ordinary Shares	Class B Ordinary Shares	Percentage of beneficial ownership (of total Class A Ordinary Shares)	Percentage of beneficial ownership (of total Class B Ordinary Shares)	Percentage of total voting power †
Directors and Executive Officers
Dixon Chun Wan Chan, Chairman, Chief Executive Officer and Director	2,186,878	500,000	21.75%	50%	40.55%
Terence Chee-Ho Wong, Chief Technology Officer and Director	2,346,666	500,000	23.34%	50%	41.08%
Yiu King Man, Chief Financial Officer	-	-	-	-	-
Independent Directors
Koh Herbin Puay Teck	-	-	-	-	-
Patrick Pak Hang Chan	-	-	-	-	-
Rahul Shendure	-	-	-	-	-
All Directors, Executive Officers and Independent Directors as a Group	4,533,543	1,000,000	45.09%	100%	81.63%

Principal Shareholders:
Kerwin Yan	1,802,165	-	17.92%	-	6.00%
Dan Fung Shum	774,000	-	7.70%	-	2.58%
CHAN Wing Yum	677,616	-	6.74%	-	2.26%
WONG Ka Hon, Dennis	516,000	-	5.13%	-	1.72%

B. Related Party Transactions

Set forth below are related party transactions of our Company for the fiscal years ended March 31, 2026 and 2025, which are identified in accordance with the rules prescribed under Form F-1 and Form 20-F and may not be considered as related party transactions under Hong Kong law.

The following is a list of related parties which the Company has balances and transactions with:

CS TECH Solution Limited	Common directors, Terence Wong and Dixon Chan

Greenspace Ventures Limited	Common directors, Terence Wong and Dixon Chan

Sky Sun Trading Limited	Director, is the spouse of Terence Wong

Tailor Recycled Aggregates (HK) Limited*	(1) Fellow subsidiary (2) Common director, Dixon Chan

Tailor Recycled Aggregates Limited	(1) Fellow subsidiary (2) Common director, Terence Wong

TioStone Environmental Limited	(1) Fellow subsidiary (2) Common directors, Terence Wong and Dixon Chan

TioStone Holdings Limited	(1) Holding company (2) Common directors, Terence Wong and Dixon Chan

* Tailor Recycled Aggregates (HK) Limited, a fellow subsidiary of the Group, was fully disposed to a third party on February 10, 2026. As a result, Tailor Recycled Aggregates (HK) Limited is no longer a related party of the Group.

a. Accounts receivable from related parties

As of the fiscal years ended March 31, 2026 and 2025, the balances of accounts receivable from related parties were as follows:

	As of March 31,
	2026	2025

CS TECH Solution Limited	$92,154	$98,253
Greenspace Ventures Limited	-	1,542
TioStone Environmental Limited	1,677,353	2,715,482
Total accounts receivable from related parties	1,769,507	2,815,277

The balances represented the accounts receivable from related parties’ sales income and rental income. For details, please refer to “l. Related Party Transactions” below.

b. Amounts due from related parties

Up to the date of this prospectus, as of March 31, 2025, 2024 and 2023, the balances of amounts due from related parties were as follows:

	As of March 31,
	2026	2025

Greenspace Ventures Limited	$-	$321,341
Total amounts due from related parties	-	321,341

The amounts due from related parties were unsecured, non-interest bearing and repayable on demand.

c. Accounts payable to related parties

As of the fiscal years ended March 31, 2026 and 2025, the balances of accounts payable to related parties were as follows:

	As of March 31,
	2026	2025

Sky Sun Trading Limited	$15,306	$
TioStone Environmental Limited	-		56,791
Total accounts payable to related parties	15,306		56,791

The balances represented the accounts payable to related parties for purchases of raw materials. For details, please refer to “l. Related Party Transactions” below.

d. Amounts due to a related party

As of the fiscal years ended March 31, 2026 and 2025, the balance of amounts due to a related party was as follows:

	As of March 31,
	2026	2025

TioStone Holdings Limited	$6,355	$167,437
TioStone Environmental Limited	5,102
Total amounts due to a related party	11,457	167,437

The amounts due to a related party were unsecured, non-interest bearing and repayable on demand.

e. Rental deposits paid and prepayment to a related party

As of the fiscal years ended March 31, 2026 and 2025, the balance of rental deposits paid to a related party was as follows:

	As of March 31,
	2026	2025

CS TECH Solution Limited	$95,663	$-
Sky Sun Trading Limited	15,034	15,424
Total rental deposits paid to a related party	110,697	15,424

f. Accruals to related parties

As of the fiscal years ended March 31, 2026 and 2025, the balances of accruals to related parties were as follows:

	As of March 31,
	2026	2025

Sky Sun Trading Limited	$7,712	$-
CS TECH Solution Limited	-	767
Total accruals to related parties	7,712	767

g. Rental deposits received from related parties

As of the fiscal years ended March 31, 2026 and 2025, the balances of rental deposits received from related parties were as follows:

	As of March 31,
	2026	2025

CS TECH Solution Limited	$13,393	$13,496
Tailor Recycled Aggregates (HK) Limited *	-	71,145
Total rental deposits received from related parties	13,393	84,641

* Tailor Recycled Aggregates (HK) Limited, a fellow subsidiary of the Group, was fully disposed to a third party on February 10, 2026. As a result, Tailor Recycled Aggregates (HK) Limited is no longer a related party of the Group and the corresponding balances up to the date of this Report are not disclosed.

h. Amount due from a director

As of the fiscal years ended March 31, 2026 and 2025, the balances of amount due from a director were as follows:

	As of March 31,
	2026	2025

WONG, Terence Chee-Ho	$-	$-
Total amount due from a director	-	-

The amount due from a director was unsecured, non-interest bearing and repayable on demand.

i. Amount due to a director

As of the fiscal years ended March 31, 2026 and 2025, the balances of amount due to a director were as follows:

	As of March 31,
	2026	2025

WONG, Terence Chee-Ho	$-	$-
Total amount due to a director	-	-

The amount due to a director was unsecured, non-interest bearing and repayable on demand.

j. Right-of-use assets – operating lease – related party

As of the fiscal years ended March 31, 2026 and 2025, the balances of right-of-use assets – operating lease from related party were as follows:

	As of March 31,
	2026	2025

Sky Sun Trading Limited	$82,015	$167,631
Total right-of-use assets – operating lease – related party	82,015	167,631

k. Operating lease liabilities – related party

As of the fiscal years ended March 31, 2026 and 2025, the balances of operating lease liabilities from related party including current portion and non-current portion were as follows:

	As of March 31,
	2026	2025

Sky Sun Trading Limited:
Current portion	$82,015	$92,694
Non-current portion	-	82,649
Total operating lease liabilities – related party	82,015	175,343

l. Related Party Transactions

The related party transactions were as follows:

	For the years ended March 31,
	2026	2025	2024
Revenue from sale of environmentally-friendly construction bricks
TioStone Environmental Limited	$2,244,485	$4,473,319	$1,980,405

Rental income from subleases of factory and office
TioStone Environmental Limited	18,453	3,079	-
CS TECH Solution Limited	9,226	88,132	34,083
Greenspace Ventures Limited	9,226	1,540	-
Tailor Recycled Aggregates (HK) Limited*	488,800	430,655	421,696

Other income
Tailor Recycled Aggregates (HK) Limited*	116,004	-	-

Cost of purchases
TioStone Environmental Limited	83,268	514,170	495,341
Tailor Recycled Aggregates (HK) Limited*	-	15,394	-

Transportation cost
TioStone Environmental Limited	25,914	253,889	108,999

Rental expenses for office
Sky Sun Trading Limited	92,263	15,394	-

Consulting fee / Management fee
TioStone Holdings Limited	109,646	101,402	77,972
Tailor Recycled Aggregates (HK) Limited*	-	-	17,556

Accountancy fee
TioStone Holdings Limited	24,954	15,448	-
CS TECH Solution Limited	-	4,618	3,585

Technical know-how expense
CS TECH Solution Limited	5,648	-	-

* Tailor Recycled Aggregates (HK) Limited, a fellow subsidiary of the Group, was fully disposed to a third party on February 10, 2026. As a result, Tailor Recycled Aggregates (HK) Limited is no longer a related party of the Group and the corresponding transactions up to the date of this Report are not disclosed.

Transactions with Tiostone Environmental Limited

Laputa sells its products to Tiostone Environmental Limited, which acts as a distribution agent in reselling such products to third-party customers. Tiostone Environmental Limited is a related party of the Company by virtue of being under the common control of the same ultimate shareholders.

The ultimate customers acknowledge in their agreements that Tiostone Environmental Limited acts solely as a distribution agent and that Laputa is the actual supplier of the products.

For the fiscal years ended March 31, 2026 and 2025, the aggregate sales to Tiostone Environmental Limited amounted to 51.8% and 84.6%, respectively, of the total revenue for respective years. For the fiscal years ended March 31, 2025 and March 31, 2024, the aggregate sales to Tiostone Environmental Limited amounted to 84.6% and 71.5%, respectively, of the total revenue for respective years. In April 2025, the customers previously serviced through Tiostone Environmental Limited has commenced direct engagement with Laputa and under arrangement of direct sales from Laputa, and as such, the related party sales to Tiostone Environmental Limited is expected to reduce.

Tiostone Environmental earned a sales commission margin on these transactions, which was determined on an arm’s length basis in accordance with applicable transfer pricing principles.

C. Interests of experts and counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information.

See “Item 18. Consolidated Financial Statements” for a list of all consolidated financial statements filed as part of this Annual Report on Form 20-F.

Legal Matters

We are not involved in any legal or arbitration proceedings that may have or have had in the recent past, significant effects on our financial position or profitability.

Dividend Policy

We have never declared or paid cash dividends to our shareholders. Currently we do not intend to pay cash dividends. We intend to reinvest any earnings in developing and expanding our business. Any future determination relating to our dividend policy will be at the discretion of our Board of Directors and will depend on a number of factors, including future earnings, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, applicable Cayman Companies Law and other factors our Board of Directors may deem relevant.

B. Significant Changes.

See “Note 17 - Subsequent Events” to our consolidated financial statements included in this Annual Report on Form 20-F beginning on page F-1 for a discussion of significant events that have occurred since March 31, 2026.

Item 9. The Offer and Listing.

A. Offer and listing details.

Ordinary Shares

We intend to apply to list our Class A Ordinary Shares on the OTCQB Market.

B. Plan of distribution.

Not applicable.

C. Markets.

See “-Offer and Listing Details” above.

D. Selling shareholders

Not applicable.

E. Dilution.

Not applicable

F. Expenses of the issue.

Not applicable.

Item 10. Additional Information

A. Share capital.

Not applicable.

B. Memorandum and articles of association.

Our authorized share capital is US$50,000 divided into 500,000,000 shares of a par value of $0.0001 each comprised of 450,000,000 Class A Ordinary Shares and 50,000,000 Class B Ordinary Shares. As of July 31, 2026, 10,054,000 Class A Ordinary Shares and 1,000,000 Class B Ordinary Shares are issued and outstanding.

All of our ordinary shares issued and outstanding are fully paid, and all of our Class A Ordinary Shares issued in the Offering were issued as fully paid.

Our Memorandum and Articles

We conditionally adopted the Articles on October 31, 2025, which will become effective and replaced our current amended and restated articles of association in its entirety immediately prior to the completion of the Offering. The following are summaries of material provisions of the Memorandum and Articles and of the Companies Act, insofar as they relate to the material terms of our shares.

Objects of Our Company. Under our Memorandum and Articles, the objects of our Company are unrestricted, and we are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act.

Ordinary Shares. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Holders of our Class A Ordinary Shares and Class B Ordinary Shares will have the same rights except for voting and conversion rights. The Class A Ordinary Shares and the Class B Ordinary Shares carry equal rights and rank pari passu with one another, including the rights to dividends and other capital distributions.

Conversion Rights. Each Class B Ordinary Shares is convertible into one Class A Ordinary Shares at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any direct or indirect sale, transfer, assignment or disposition of Class B Ordinary Shares or the transfer or assignment of the voting power attached to such number of Class B Ordinary Shares through voting proxy or otherwise by a holder thereof to any person or entity which is neither ultimately controlled by the Founder (as defined in our Memorandum and Articles) nor another holder of Class B Ordinary Shares or an Affiliate (as defined in our Memorandum and Articles) of such another holder, all Class B Ordinary Shares held by a holder thereof shall be automatically and immediately converted into an equal number of Class A Ordinary Shares. Upon any direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class B Ordinary Shares that is an entity to any person or entity which is neither ultimately controlled by the Founder nor another holder of Class B Ordinary Shares or an Affiliate of such another holder, all Class B Ordinary Shares held by a holder thereof shall be automatically and immediately converted into an equal number of Class A Ordinary Shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our Memorandum and Articles provide that dividends may be declared and paid out of profits of our Company, realized or unrealized, or from any reserve set aside from profits which our board of directors determines is no longer needed, or not in the same amount. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. Under the laws of the Cayman Islands, our Company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Voting at any meeting of shareholders is by poll save that the chairman of the meeting of shareholders may, in good faith, allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands. Notwithstanding the foregoing, a poll may be demanded by at least one shareholder. At each meeting of shareholders, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each Class A Ordinary Shares and twenty votes for each Class B Ordinary Shares held by the relevant shareholder. Save for such matters that require approval by a class of shareholders, holders of Class A Ordinary Shares and holders of Class B Ordinary Shares shall vote together as a single class, on all matters that require shareholders’ approval.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name, making changes to our Memorandum and Articles, a reduction of our share capital and the winding up of our Company (unless our Company is unable to pay its debts in which case such voluntary winding up can be authorized by an ordinary resolutions). Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our Memorandum and Articles provide that we may in each year hold a general meeting as its annual general meeting. The annual general meeting of the Company may be held at such time and place as the chairman of our Company (if there is one) or any two directors or any director and the secretary or our board of directors shall appoint. Shareholders may participate in any general meeting by such telephonic, electronic or other communication facilities or means as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.

Shareholders’ general meetings may be convened by the chairman of our Company, any two directors or any director and the secretary of our Company or our board of directors. Advance notice of at least five days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A general meeting shall, notwithstanding that it is called on shorter notice than that specified in our Memorandum and Articles, be deemed to have been properly called if it is so agreed by (i) all the shareholders entitled to attend and vote thereat in the case of an annual general meeting; and (ii) in the case of an extraordinary general meeting, by seventy-five percent of the shareholders entitled to attend and vote thereat. A quorum required for any general meeting of shareholders consists of two or more persons present in person and representing in person or by proxy in excess of 50% of the total voting rights in our Company present throughout the meeting.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or in any other form approved by our board of directors. As referenced in the Risk Factors, the OTCQB is not considered a recognized exchange for these purposes and so any transfer of shares must be made in this manner.

Each Class B Ordinary Share is convertible into a Class A Ordinary Share at any time by the holder thereof. Our Class B Ordinary Shares will be automatically convertible into Class A Ordinary Shares upon a transfer, assignment or disposal thereof under such circumstances as specified in our Memorandum and Articles.

Liquidation. Subject to the Companies Act, our Company may be voluntarily wound-up by a special resolution. If our Company shall be wound up, the liquidator may, with the sanction of a special resolution, divide amongst the shareholders in specie or in kind the whole or any part of the assets of our Company (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between our shareholders or different classes of shareholders.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid (whether in respect of nominal value or premium) on their shares. If a call is not paid on or before the day appointed for payment thereof, the shareholder may at the discretion of our board of directors be liable to pay our Company interest on the amount of such call at such rate as our board of directors may determine, from the date when such call was payable up to the actual date of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. Subject to the Companies Act, we may issue shares which are to be redeemed or are liable to be redeemed at the option of our Company or a shareholder and may make payments in respect of such redemption in accordance with the Companies Act. Our Company is authorized to purchase any share in our Company (including a redeemable share) by agreement with the holder and may make payments in respect of such purchase in accordance with the Companies Act. Our board of directors is authorized to determine the manner or any of the terms of any redemption or purchase. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits, share premium or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if our Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our Company may accept the surrender of any fully paid share for no consideration unless, as a result of the surrender, there would no longer be any issued shares of our Company other than shares held as treasury shares.

Variations of Rights of Shares. If, at any time, our share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not our Company is being wound-up, be varied with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a resolution passed by a majority of the votes cast at a separate general meeting of the holders of the shares of the class at which meeting the necessary quorum shall be two persons at least holding or representing by proxy one-third of the issued shares of the class. The rights conferred upon the holders of the shares of any class or series issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class or series, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith. Under our Memorandum and Articles, only the chairman of our Company or a majority of our board of directors may convene a class meeting of holders of a particular class of shares of our Company.

Issuance of Additional Shares. Our Memorandum and Articles authorizes our board of directors to issue any unissued shares on such terms and conditions as it may determine and any shares or class of shares (including the issue or grant of options, warrants and other rights, renounceable or otherwise in respect of shares) may be issued with such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, voting, return of capital, or otherwise, provided that no share shall be issued at a discount except in accordance with the Companies Act.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. Under our Memorandum and Articles, no shareholder (not being a director) shall have any right of inspecting any account or book or document of the Company except as conferred by applicable law and regulations, the Articles or authorized by the Board.

Anti-Takeover Provisions. Some provisions of our Memorandum and Articles may discourage, delay or prevent a change of control of our Company or management that shareholders may consider favorable, including:

●	provisions that authorize our board of directors to issue any unissued shares on such terms and conditions as it may determine, including Class B Ordinary Shares which carry super-voting rights without any further vote or action by our shareholders; and

●	the inability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Memorandum and Articles for a proper purpose and for what they believe in good faith to be in the best interests of our Company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as an exempted limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholders’ shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

C. Material contracts.

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D. Exchange controls.

There are no government laws, decrees or regulations that restrict or that affect our export or import of capital or the remittance of dividends, interest or other payments to non-resident holders of our securities, including the availability of cash and cash equivalents for use by us and our wholly-owned subsidiary, except or otherwise as set forth under “Item 10. Additional Information-E. Taxation” and “Item 3. Key Information Risk Factors - D. Risk Factors - Risks Related to Doing Business in China and Hong Kong - Restrictions on currency exchange may limit our ability to utilize our revenues effectively”.

E. Taxation.

Material Tax Consequences Applicable to U.S. Holders of Our Shares

The following sets forth the material U.S. federal income tax consequences related to an investment in our Shares. It is directed to U.S. Holders (as defined below) of our Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non U.S. tax laws, state, local and other tax laws. Unless otherwise noted in the following discussion, this section is the opinion of Kwok Yih & Chan, our Hong Kong counsel, insofar as it relates to legal conclusions with respect to matters of Hong Kong Taxation below and of Conyers Dill & Pearman, our Cayman Islands counsel, insofar as it relates to legal conclusions with respect to matters of Cayman Islands Taxation below.

Hong Kong Taxation

The following brief description of Hong Kong laws is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. Please refer to the section titled “Dividend Policy.”

Profits Tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of property, such as our Shares. Generally, gains arising from disposal of the Shares which are held more than two years are considered capital in nature. However, trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profit tax. Liability for Hong Kong profits tax would therefore arise in respect of trading gains from the sale of Shares realized by persons in the course of carrying on a business of trading or dealing in securities in Hong Kong where the purchase or sale contracts are effected (being negotiated, concluded and/or executed) in Hong Kong. Effective from April 1, 2018, profits tax is levied on a two-tiered profits tax rate basis, with the first HK$2 million of profits being taxed at 8.25% for corporations and 7.5% for unincorporated businesses, and profits exceeding the first HK$2 million being taxed at 16.5% for corporations and 15% for unincorporated businesses.

In addition, Hong Kong does not impose withholding tax on gains derived from the sale of stock in Hong Kong companies and does not impose withholding tax on dividends paid outside of Hong Kong by Hong Kong companies. Accordingly, investors will not be subject to Hong Kong withholding tax with respect to a disposition of their Shares or with respect to the receipt of dividends on their Shares, if any. No income tax treaty relevant to the acquiring, withholding or dealing in the Shares exists between Hong Kong and the United States.

Stamp duty

Hong Kong stamp duty is generally payable on the transfer of “Hong Kong stocks”. The term “stocks”, as widely defined under the Stamp Duty Ordinance (Cap. 117 of the laws of Hong Kong), or SDO, includes shares. However, our Shares are not considered “Hong Kong stocks” under the SDO since the transfer of the Shares are not required to be registered in Hong Kong given that the books for the transfer of Shares are located in the United States. The transfer of Shares is therefore not subject to stamp duty in Hong Kong. If Hong Kong stamp duty applies, both the purchaser and the seller are liable for the stamp duty charged on each of the sold note and bought note at the ad valorem rate of 0.1% on the higher of the consideration stated on the contract notes or the fair market value of the shares transferred. In addition, a fixed duty, currently of HK$5.00, is payable on an instrument of transfer.

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our Company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands and/or related to real estate in the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in effect in the Cayman Islands.

In addition, pursuant to section 6 of the Tax Concessions Act of the Cayman Islands, our Company has obtained an undertaking from the Governor-in-Cabinet:

(1)	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and

(2)	that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on or in respect of the shares, debentures or other obligations of the Company or by way of withholding in whole or in part of any relevant payment as defined in the Tax Concession Act.

The undertaking for our Company is valid for a period of twenty years from 27 June 2025.

United States Federal Income Taxation

WE URGE POTENTIAL PURCHASERS OF OUR SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR SHARES. THIS DISCUSSION DOES NOT ADDRESS ALL ASPECTS OF UNITED STATES FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO PARTICULAR INVESTORS IN LIGHT OF THEIR SPECIFIC CIRCUMSTANCES, INCLUDING INVESTORS SUBJECT TO SPECIAL TAX RULES.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;
●	financial institutions;
●	insurance companies;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders that elect to mark-to-market;
●	U.S. expatriates;
●	tax-exempt entities;
●	persons liable for alternative minimum tax;
●	persons holding our Shares as part of a straddle, hedging, conversion or integrated transaction;
●	persons that actually or constructively own 10% or more of the total combined voting power or value of our shares (including by reason of owning our Shares);
●	persons who acquired our Shares pursuant to the exercise of any employee share option or otherwise as compensation; or
●	persons holding our Shares through partnerships or other pass-through entities.

The discussion set forth below is addressed only to U.S. Holders that purchased Shares in the Offering. U.S. Holders are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Shares.

Material U.S. Federal Income Tax Consequences Applicable to U.S. Holders of Our Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Shares. It is directed to U.S. Holders (as defined below) of our Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under the U.S. federal gift or estate tax, non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”) and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this Report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply Limitedly and could affect the tax consequences described below.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Shares that is, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;
●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends and Other Distributions on our Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Non-corporate U.S. Holders will also be subject to the 3.8% Net Investment Income Tax if their income exceeds the threshold amounts for such tax. A dividend distribution that exceeds our current and accumulated earnings and profits is treated as a tax-free return of your tax basis in your Shares, and to the extent that it exceeds your tax basis, as capital gain, but only if we determine our accumulated earnings and profits under U.S. federal income tax principles. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The Net Investment Income Tax also applies to capital gains.

With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

Dividends received by an individual, trust or estate will be subject to taxation at standard tax rates, (plus the tax on investment income, discussed below). A reduced income tax rate applies to dividends paid by a “qualified foreign corporation” (if certain holding period requirements and other conditions are met). A non-U.S. corporation generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the U.S. which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the U.S. The United States does not have a tax treaty with Malaysia or the BVI. Our company’s stock may or may not be readily tradeable on an established securities market for purposes of this rule. Accordingly, there can be no assurance that dividends paid by our company will be subject to a reduced rate of taxation.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Dividends paid in non-U.S. currency will be included in the gross income of a U.S. Holder in a U.S. dollar amount calculated by reference to a spot market exchange rate in effect on the date that the dividends are received by the U.S. Holder, regardless of whether such foreign currency is in fact converted into U.S. dollars on such date. Such U.S. Holder will have a tax basis for United States federal income tax purposes in the foreign currency received equal to that U.S. dollar value. If such dividends are converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect thereof. If the foreign currency so received is not converted into U.S. dollars on the date of receipt, such U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any foreign currency received by a U.S. Holder that are converted into U.S. dollars on a date subsequent to receipt.

Taxation of Dispositions of Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company

Our status as a Passive Foreign Investment Company

A non-U.S. corporation is considered a passive foreign investment company or “PFIC” for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income (the “passive income test”); or
●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”)

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

In determining whether we are a PFIC, we are permitted, under Code Section 1297(c), to take into account, on a pro rata basis, the income and the assets of any entity of which we own (or are treated under the Code as owning) at least 25% of the stock by value (a so-called “look-through subsidiary”). Because we own 100% of the stock of our Operating Subsidiary, in determining our PFIC status we will take into account their income and assets (other than certain assets, or the income therefrom, that are subject to intercompany transfers), as well as the income and assets of any other look-through subsidiary.

Taking into account the income and assets of our Operating Subsidiary, our status as a PFIC will depend on the nature of our income and the income of our Operating Subsidiary (as well as the income and assets of any other look-through subsidiary). Based on our current operations, we expect our Operating Subsidiary to have considerable amounts of income from operations in 2023 and so we do not expect that any passive income generated by us and by our Operating Subsidiary (and any other look-through subsidiary) will amount to 75% of the total income from all the entities in 2023. As discussed below, PFIC status is determined on an annual basis and our status as a PFIC under the passive income test may change from year to year.

In determining whether we are a PFIC under the assets test, a number of different kinds of assets must be taken into account. Our Operating Subsidiary have considerable assets used in its operations which would be counted as active assets. However, in the completed Offering we raised for our Company considerable cash. The IRS has stated that cash, even if held as working capital, produces passive income and is therefore a passive asset. Our status as a PFIC under the assets test will therefore depend in part on how quickly we spend the cash that we raised. Our status as a PFIC could also depend on the value of our stock as determined by the market (which may be volatile). PFIC status based on assets is calculated annually and is based on the average quarterly value of our assets. Accordingly, our status as a PFIC based on the assets test could change from year to year.

Based on the foregoing, it is not possible to determine whether we will be characterized as a PFIC for the 2023 taxable year or any subsequent year until after the close of the relevant year. We must make a separate determination each year as to whether we are a PFIC (under either the asset test or the passive income test), and there can be no assurance with respect to our status as a PFIC for 2023 or any future taxable year. We or a related entity express no opinion as to the Company’s or a related entity’s status as a PFIC for the current or any future or prior year. U.S. Holders should consult their own tax advisors with respect to the PFIC issue and its applicability to their particular tax situation. No opinion of legal counsel or ruling from the IRS concerning our status as a PFIC has been obtained or is currently planned to be requested.

If we are a PFIC for any year during which you hold our Shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold our Shares, even if in a succeeding taxable year we are no longer classified as a PFIC. However, if we cease to be a PFIC, you may avoid the adverse effects of the PFIC regime thereafter by making a “purging election” (as described below) with respect to the Shares. A discussion of other ways in which you may be able to mitigate some of the adverse effects of PFIC status are also discussed below.

Consequences to you of PFIC status

If we are a PFIC for a taxable year during which you hold Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive, and with respect to any gain that you realize from a sale or other disposition (including a pledge) of the Shares, in that year and subsequent years, unless you make a “mark-to-market” election as discussed below. You will be subject to these rules for the first year in which we are a PFIC and for all subsequent years unless (i) we cease to be classified as a PFIC and (ii) you make a “purging election”, as discussed below.

“Excess distributions” are distributions you receive from us in a taxable year that are greater than 125% of the average annual distributions you received from us during (i) the three preceding taxable years or (ii) your holding period for the Shares, whichever is shorter. Under the special tax rules that apply to excess distributions, and to gains realized from a disposition of our Shares,

●	the excess distribution or gain will be allocated ratably (on a daily basis) over your holding period for the Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any tax year(s) in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income arising in the current taxable year; and

●	the amount allocated to each of your other taxable year(s) – i.e., prior years during which we were a PFIC – will be subject to the highest tax rate in effect for that year; moreover, interest charges generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of excess distribution or disposition cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Shares cannot be treated as capital, even if you hold the Shares as capital assets.

“Mark-to-market” election. To elect out of the excess distribution tax treatment discussed above, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock. The mark-to-market election is available only for “marketable stock”, which is stock that is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market. A “qualified exchange or other market” is defined in applicable U.S. Treasury regulations as a national securities exchange registered with the SEC or a national market system established pursuant to section 11A of the Exchange Act, or a foreign securities exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. The OTCQB Market is a qualified exchange or other market, but we are uncertain as to whether or when listing status will be granted or, if it is granted, as to whether our Class A Ordinary Shares will be regularly traded. If our Class A Ordinary Shares do trade on a qualified OTC market, and if they are “regularly traded”, the mark-to-market election would be available to you were we to be or become a PFIC (and you would not require any information from us in order to make the election). If our Shares do not trade on a qualified OTC market or do not trade regularly on a qualified OTC market, the mark-to-market election would not be available to you were we to be or become a PFIC.

If the mark-to-market election is available and you make a mark-to-market election for the first taxable year which you hold (or are deemed to hold) Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Shares as of the close of such taxable year over your adjusted basis in such Shares. Such excess will be treated as ordinary income and not capital gain. Under the mark-to-market rules you are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the Shares included in your income for prior taxable years. Your basis in the Shares will be adjusted to reflect any such income or loss amounts.

In you sell or otherwise dispose of any Shares that are subject to a mark-to-market election, any gain on the sale or other disposition is treated as ordinary income. Any loss incurred on such sale or disposition is treated as an ordinary loss, but only to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Shares.

If you make a valid mark-to-market election and if we subsequently make dividend distributions, the tax rules that apply to distributions by corporations which are not PFICs would apply to such distributions, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Shares” generally would not apply.

“Purging election.” If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Shares, then such Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC.A “purging election” creates a deemed sale of such Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules, described above, that apply to excess distributions. As long as we are not thereafter a PFIC, dividends distributed by us (or gains from the sale of our Shares) following a purging election will no longer be subject to the rules (described above) that apply to excess distributions. As a result of the purging election, you will have a new basis (equal to the fair market value of the Shares on the last day of the last year in which we are treated as a PFIC) and a new holding period (which new holding period will begin the day after such last day) in your Shares for tax purposes.

Qualified electing fund election. In some cases a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC generally includes in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if the PFIC provides the U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election.

THE PFIC RULES ARE COMPLEX. THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR IN THE SHARES IS URGED TO CONSULT THEIR OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES TO THEM OF OWNING AND DISPOSING OF THE SHARES IN LIGHT OF SUCH PROSPECTIVE INVESTOR’S OWN CIRCUMSTANCES.

Reporting requirements.

If you hold Shares in any taxable year in which we are a PFIC, you will in all likelihood be required to file U.S. Internal Revenue Service Form 8621 for each such year and provide certain annual information regarding such Shares, including information on distributions received on the Shares and any gain realized on the disposition of the Shares. You should consult your tax advisor about Form 8621 filing requirements.

The PFIC rules are complex and uncertain. You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in our Shares and the elections discussed above, including your ability to make a “protective election” if you are uncertain about our PFIC status, and the PFIC filing requirements.

Certain U.S. Holders are required to report information relating to our Shares, subject to certain exceptions (including an exception for Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Shares. U.S. Holders should consult their tax advisors regarding their reporting obligations with respect to the Shares.

Additional reporting requirements that apply if we are classified as a PFIC are discussed above under “Passive Foreign Investment Company – Reporting Requirements”.

Non-U.S. Holders

A non-U.S. Holder is a beneficial owner (other than a partnership or disregarded entity for U.S. federal income tax purposes) of the Shares that is not a U.S. Holder.

Subject to the U.S. backup withholding rules described below, non-U.S. Holders of the Shares generally will not be subject to U.S. withholding tax on distributions with respect to, or gain on sale or disposition of, the Shares.

Non-U.S. Holders who are engaged in a trade or business in the United States who receive payments with respect to the Shares that are effectively connected with such trade or business should consult their own tax advisers with respect to the U.S. tax consequences of the ownership and disposition of the Shares. Individuals who are present in the United States for 183 days or more in any taxable year should also consult their own tax advisers as to the U.S. federal income tax consequences of the ownership and disposition of the Shares.

Information Reporting and Backup Withholding

Dividend payments with respect to our Shares and proceeds from the sale, exchange or redemption of our Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules. A non-U.S. Holder may qualify as an exempt recipient by submitting a properly completed IRS Form W-8.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

F. Dividends and paying agents.

Not applicable.

G. Statement by experts.

Not applicable.

H. Documents on display.

We are subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements will file reports with the SEC. The SEC maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. You may read and copy this annual report, including the related exhibits and schedules, and any document we file with the SEC at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and consolidated financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing consolidated financial statements audited by an independent registered public accounting firm, and submit to the SEC, on a Form 6-K, unaudited quarterly financial information for the first three quarters of each fiscal year within 60 days after the end of each such quarter, or such applicable time as required by the SEC.

We maintain a corporate website at http://www.green-vector.com/. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report on Form 20-F. We have included our website address in this Annual Report on Form 20-F solely as an inactive textual reference.

I. Subsidiary Information.

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Market risk is the risk of loss related to changes in market prices, including interest rates and foreign exchange rates, of financial instruments that may adversely impact our consolidated financial position, results of operations or cash flows.

Interest Rate Risk

We do not anticipate undertaking any significant long-term borrowings. At present, our investments consist primarily of cash and cash equivalents. We may invest in investment-grade marketable securities with maturities of up to three years, including commercial paper, money market funds, and government/non-government debt securities. The primary objective of our investment activities is to preserve principal while maximizing the income that we receive from our investments without significantly increasing risk and loss. Our investments are exposed to market risk due to fluctuation in interest rates, which may affect our interest income and the fair market value of our investments, if any. We manage this exposure by performing ongoing evaluations of our investments. Due to the short-term maturities, if any, of our investments to date, their carrying value has always approximated their fair value. If we decide to invest in investments other than cash and cash equivalents, it will be our policy to hold such investments to maturity in order to limit our exposure to interest rate fluctuations.

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S dollar, our functional and reporting currency, mainly against the Hong Kong dollar. Although the U.S dollar is our functional currency, a portion of our expenses are denominated in Hong Kong dollar and currently all of our revenues are denominated in dollars. We do not anticipate that a sizable portion of our expenses will be denominated in currencies other than the U.S dollar. To date, fluctuations in the exchange rates have not materially affected our results of operations or financial condition for the periods under review.

To date, we have not engaged in hedging transactions. In the future, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

Item 12. Description of Securities Other than Equity Securities.

A. Debt Securities.

Not applicable.

B. Warrants and Rights.

Not applicable.

C. Other Securities.

Not applicable.

D. American Depositary Shares.

Not applicable

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the completed Offering, which was declared effective by the SEC on June 30, 2026. On July 25, 2026, the Company completed its self-underwritten initial public offering of 54,800 Class A Ordinary Shares, at a price of $1.00 per Share on a “best efforts”, no minimum basis.

Our registration statement on Form F-1, as amended, file no. 333-292310, was declared effective on June 30, 2026, and our “best efforts” self-underwritten initial public offering commenced on July 10, 2026. We registered 2,000,000 Class A Ordinary Shares for sale at offering price of $1.00 per share, for an aggregate price of $2,000,000, less fees and expenses. As the date of the filing of this annual report, we have sold 54,800 Class A Ordinary Shares for aggregate net proceeds of $54,800, less aggregate estimated fees and expenses in the amount of $nil.

Between June 30, 2026 and the date of the filing of this annual report, we used the net proceeds: $nil for the repayment of indebtedness; $nil for working capital; and $nil for other purposes. The foregoing are reasonable estimates of the use of proceeds. Of these amounts, $nil was paid, directly or indirectly, to directors, officers, our general partners or their associates, persons owning 10% or more of any class of our equity securities, and to our affiliates; and $nil was paid, directly or indirectly, to others.

Item 15. Controls and Procedures.

Disclosure controls and procedures

Our management, including our chief executive officer, or CEO, and our chief financial officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Exchange Act). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of March 31, 2026. Based upon that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures as of March 31, 2026 were not effective due to the control deficiency in internal control over financial reporting described below.

Management’s annual report on internal control over financial reporting

Disclosure controls and procedures (as defined in Exchange Act Rule 15d-15(e)) are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Exchange Act, such as this report, is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company has determined that it is too small to effectively assess our internal control over financial reporting as of March 31, 2026, based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013).

There has been no change in the Company’s internal control over financial reporting during the year ended March 31, 2026 that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting. Management will continue to monitor and evaluate the effectiveness of our internal controls and procedures over financial reporting on an ongoing basis and are committed to taking further action and implementing additional improvements as necessary.

Attestation Report of Registered Public Accounting Firm

Not applicable.

Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting, other than as described above, that occurred during the year ended March 31, 2026 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit committee financial expert.

We will form an audit committee immediately prior to listing on the OTCQB.

Item 16B. Code of Ethics.

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions. A current copy of this code will be posted on the Corporate Governance section of our website, which is located at http://www.green-vector.com/. The information on our website is deemed not to be incorporated in this Report or to be a part of this prospectus. We intend to disclose any amendments to the code of ethics, and any waivers of the code of ethics or the code of conduct for our directors, executive officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and OTCQB Market corporate governance rules. A copy of the code of ethics is filed herewith as an exhibit.

Item 16C. Principal Accountant Fees and Services.

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	For the Year Ended March 31,
	2026	2025	2024
Services Rendered
Audit	$335,000	$-	$-
Audit related services	-	-	-
Tax	-	-	-
All other fees	-	-	-
Total	$335,000	$-	$-

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G. Corporate Governance.

Not applicable.

Item 16H. Mine Safety Disclosure.

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

ITEM 16J. Insider Trading Policy

The Company has adopted the insider trading policy and procedures governing the purchase, sale, and other dispositions of its securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any OTCQB Market rules applicable to the registrant upon its listing. A copy of the insider trading policy is filed herewith as an exhibit.

ITEM 16K. Cybersecurity

We recognize the importance of assessing, identifying and managing material risks associated with cybersecurity threats. These risks include, among other things: operational risks, intellectual property theft, fraud, extortion, harm to employees or customers and violation of data privacy and security laws.

We maintain various cybersecurity measures and protocols to safeguard our systems and data and continuously monitor and assess potential threats to pre-emptively address any emerging cyber risks. We have implemented various processes for assessing, identifying, and managing material risks from cybersecurity threats, which are integrated into our overall risk management framework. These processes include access controls to organizational systems, data encryption, cybersecurity training and security awareness campaigns through direct mail, and are designed to systematically evaluate potential vulnerabilities and cybersecurity threats and minimize their potential impact on our organization’s operations, assets, and stakeholders. Our cybersecurity risk management processes share common methodologies, reporting channels and governance processes with our broader risk management processes. By embedding cybersecurity risk management into and aligning it with our broader risk management processes, we aim to ensure a comprehensive and proactive approach to safeguarding our assets and operations.

We engage assessors, consultants, auditors, and other third-party specialists to enhance the effectiveness of our cybersecurity processes, augment our internal capabilities, validate our controls, and stay abreast of evolving cybersecurity risks and best practices.

For the fiscal year ended March 31, 2026, we did not detect any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

Responsibility for overseeing cybersecurity risks is integrated into our internal cybersecurity committee (the “Cybersecurity Committee”), which includes our key executives. We also utilize third-party service providers who are responsible for monitoring, detecting and assessing cybersecurity risks and incidents. These third-party service providers are also used for certain IT-related services, where appropriate, to assess, test or otherwise assist with aspects of our security controls. Accordingly, we also implement processes to oversee and identify material cybersecurity risks associated with our utilization of third-party service providers on whom we have a material dependency, such as conducting due diligence assessments to evaluate their cybersecurity measures, data protection practices, and compliance with relevant regulatory requirements.

Our third-party service providers currently comprises of senior IT professionals with expertise in risk management, cybersecurity, and information technology. These individuals have, and any future individuals are expected to have credentials relevant to their role, which includes prior experience working in similar roles and formal education. The third-party service providers are also expected to keep abreast of cybersecurity best practices and procedures. The third-party service providers are responsible for assessing, identifying and mitigating material cybersecurity risks, including at a strategic level, monitoring for, defending against and remediating cybersecurity incidents and implementing and making improvements to our overall cybersecurity strategy.

As we do not have a dedicated board committee solely focused on cybersecurity, our full board oversees the implementation of our cybersecurity strategy, as well as cybersecurity risks, with the aim of protecting our interests and assets. Our cybersecurity strategy was developed by our Cybersecurity Committee, the third-party service providers and approved by senior management. The board receives periodic reports and presentations on cybersecurity risks from the Cybersecurity Committee, including incidents or breaches (if any), vulnerabilities, mitigation strategies and the overall effectiveness of our cybersecurity program. These reports highlight significant or emerging cybersecurity threats, their potential impact on the organization, ongoing initiatives to mitigate risks and any proposed actions or investments required to enhance our cybersecurity posture.

PART III

Item 17. Consolidated Financial Statements.

We have elected to provide financial statements pursuant to Item 18, which includes all of the information required by Item 17.

Item 18. Consolidated Financial Statements.

Please refer to the consolidated financial statements at this end of this annual report, beginning on page F-1.

Item 19. Exhibits.

EXHIBIT INDEX

Exhibit Number	Description

1.1**	Amended and Restated Memorandum and Articles of Association of Registrant, as currently in effect (incorporated by reference to Exhibit 3.1 of Registration Statement on Form F-1 (File No. 333-292310), initially filed with the Securities and Exchange Commission on December 19, 2025)
1.2**	Second Amended and Restated Articles of Association of the Registrant, as effective immediately prior to the completion of this offering (incorporated by reference to Exhibit 3.2 of Registration Statement on Form F-1 (File No. 333-292310), initially filed with the Securities and Exchange Commission on December 19, 2025)
2.1**	Specimen Class A Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 of Registration Statement on Form F-1 (File No. 333-292310), initially filed with the Securities and Exchange Commission on December 19, 2025)
10.1**	Distribution Agreement between Laputa Eco-Construction Material Company Limited and TioStone Environmental Limited (incorporated by reference to Exhibit 10.1 of Registration Statement on Form F-1 (File No. 333-292310), initially filed with the Securities and Exchange Commission on December 19, 2025)
10.2**	Form of Indemnification Agreement with Registrant’s directors and executive officers (incorporated by reference to Exhibit 10.2 of Registration Statement on Form F-1 (File No. 333-292310), initially filed with the Securities and Exchange Commission on December 19, 2025)
10.3**	Form of Independent Director Agreement between Registrant and each director nominee (incorporated by reference to Exhibit 10.3 of Registration Statement on Form F-1 (File No. 333-292310), initially filed with the Securities and Exchange Commission on December 19, 2025)
10.4**	Business Cooperation Agreement, dated January 29, 2026, between the Company and CS Tech Solution Limited (incorporated by reference to Exhibit 10.4 of Form F-1/A, filed with the Securities and Exchange Commission on June 24, 2026)
10.5*	Form of Subscription Agreement ($1.00 per share) (incorporated by reference to Exhibit 10.5 of Form F-1/A, filed with the Securities and Exchange Commission on June 24, 2026)
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of the Principal Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of the Principal Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
21.1**	List of Subsidiaries (incorporated by reference to Exhibit 21.1 of Registration Statement on Form F-1 (File No. 333-292310), initially filed with the Securities and Exchange Commission on December 19, 2025)
24.1**	Power of Attorney (included on the signature page of this Registration Statement)
99.1**	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of Registration Statement on Form F-1 (File No. 333-292310), initially filed with the Securities and Exchange Commission on December 19, 2025)
99.2**	Insider Trading Policy (incorporated by reference to Exhibit 99.2 of Registration Statement on Form F-1 (File No. 333-292310), initially filed with the Securities and Exchange Commission on December 19, 2025)
99.3**	Executive Compensation Recovery Policy (incorporated by reference to Exhibit 99.3 of Registration Statement on Form F-1 (File No. 333-292310), initially filed with the Securities and Exchange Commission on December 19, 2025)
99.9**	Company Representation Letter Under Item 8.A.4 of Form 20-F (incorporated by reference to Exhibit 99.4 of Registration Statement on Form F-1 (File No. 333-292310), initially filed with the Securities and Exchange Commission on December 19, 2025)

* Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

GreenVector Holdings Limited

/s/ Dixon Chun Wan Chan
July 31, 2026	Chief Executive Officer

GREENVECTOR HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm

To:	The Board of Directors and Shareholders of
GreenVector Holdings Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of GreenVector Holdings Limited (“the Company”) and its subsidiaries (together the “Group”) as of March 31, 2026 and 2025, and the related consolidated statements of operations and comprehensive income/(loss), shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2026, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ AOGB CPA Limited

Hong Kong, Hong Kong

July 31, 2026

We have served as the Group’s auditor since 2025.

AOGB CPA Limited, Suite 2501-03, Tesbury Centre, 28 Queen’s Road East, Admiralty, Hong Kong

Tel: 2152-2238, Website: www.aogb.com

GREENVECTOR HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in U.S. dollars, except for number of shares)

	As of March 31,
	2026	2025
ASSETS
Current assets
Cash and cash equivalents	$1,178,168	$741,537
Accounts receivable – third parties, net	488,713	14,770
Accounts receivable – related parties, net	1,769,507	2,815,277
Amount due from a related party	-	321,341
Prepayments, deposits and other receivables – third parties, net	631,013	221,693
Prepayments and deposits – related parties, net	110,697	-
Inventories, net	345,973	245,074
Total current assets	4,524,071	4,359,692

Non-current assets
Property, plant and equipment, net	230,695	216,523
Long-term rental deposits – third party, net	97,427	-
Long-term rental deposits – related party	-	15,424
Right-of-use assets – operating lease – third parties	2,243,963	473,170
Right-of-use assets – operating lease – related party	82,015	167,631
Deferred tax assets	23,165	9,567
Total non-current assets	2,677,265	882,315
TOTAL ASSETS	$7,201,336	$5,242,007

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank borrowing – current	$154,972	$156,170
Accounts payable – third parties	138,590	76,883
Accounts payable – related party	15,306	56,791
Accruals and deposits received – third parties	121,958	111,998
Accruals and deposits received – related parties	13,393	84,641
Tax payable	307,432	161,166
Amounts due to related parties	11,457	-
Operating lease liabilities – current – third parties	1,081,643	473,170
Operating lease liabilities – current – related party	82,015	92,694
Total current liabilities	1,926,766	1,213,513

Non-current liabilities
Long term deposit received – third party	87,430	-
Operating lease liabilities – non-current – third parties	1,162,320	-
Operating lease liabilities – non-current – related party	-	82,649
Total non-current liabilities	1,249,750	82,649
TOTAL LIABILITIES	$3,176,516	$1,296,162

Commitments and contingencies (Note 19)

Shareholders’ equity
Class A Ordinary Shares, $0.0001 par value per share; 450,000,000 authorized number of shares; 10,000,000 shares issued and outstanding as of March 31, 2026 and 2025*	1,000	1,000
Class B Ordinary Shares, $0.0001 par value per share; 50,000,000 authorized number of shares; 1,000,000 shares issued and outstanding as of March 31, 2026 and 2025	100	100
Additional paid-in capital	3,056,123	3,056,123
Retained earnings	972,317	862,589
Accumulated other comprehensive income	(4,720)	26,033
Total shareholders’ equity	4,024,820	3,945,845
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$7,201,336	$5,242,007

The accompanying notes are an integral part of these consolidated financial statements.

*	The shares data is presented on a retroactive basis to reflect the Reorganization (Note 1).

GREENVECTOR HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

(Amounts in U.S. dollars, except for number of shares)

	As of March 31,
	2026	2025	2024

Revenues
Revenues – related parties	$2,770,190	$4,996,725	$2,436,184
Revenues – third parties	1,598,995	294,570	335,390
Total revenues	4,369,185	5,291,295	2,771,574

Direct cost of revenues
Direct cost of revenues – related parties	(109,542)	(783,453)	(604,340)
Direct cost of revenues – third parties	(1,780,065)	(1,887,237)	(1,054,052)
Total direct cost of revenues	(1,889,607)	(2,670,690)	(1,658,392)

Gross profit	2,479,578	2,620,605	1,113,182

Operating expenses
Selling and marketing expenses	(96,465)	(177)	(240)
General and administrative expenses – third parties	(2,020,026)	(1,069,370)	(1,063,821)
General and administrative expenses – related parties	(232,511)	(136,862)	(99,113)
Total operating expenses	(2,349,002)	(1,206,409)	(1,163,174)

Profit/(loss) from operations	130,576	1,414,196	(49,992)

Other income/(expenses)
Other income – related party	116,004	-	-
Other income – third parties	1,930	6,789	36,078
Interest expenses	(4,331)	(6,857)	(11,761)
Total other income/(expense), net	113,603	(68)	24,317

Profit/(loss) before income taxes	244,179	1,414,128	(25,675)

Income tax expense	(134,451)	(151,303)	-

Net profit/(loss)	$109,728	$1,262,825	$(25,675)

Foreign currency translation adjustment	(30,753)	18,220	-

Total comprehensive income/ (loss)	$78,975	$1,281,045	$(25,675)

Net income attributable to ordinary shareholders
Earnings per share
Class A Ordinary Share – Basic and diluted*	$0.01	$0.11	$(0.00)#
Class B Ordinary Share – Basic and diluted*	$0.01	$0.11	$(0.00)#

Weighted average number of ordinary shares
Class A Ordinary Shares – basic and diluted*	10,000,000	10,000,000	10,000,000
Class B Ordinary Shares – basic and diluted*	1,000,000	1,000,000	1,000,000
Total	11,000,000	11,000,000	11,000,000

The accompanying notes are an integral part of these consolidated financial statements.

*	The shares data is presented on a retroactive basis to reflect the Reorganization (Note 1).
#	Represent an amount less than US$0.01

GREENVECTOR HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in U.S. dollars, except for number of shares)

	Ordinary shares*
	No. of Class A Ordinary		No. of Class B Ordinary		Additional paid-in	Retained (losses)/	Accumulated other comprehensive	Total shareholders’
	Shares	Amount	Shares	Amount	capital	earnings	Income/(loss)	equity
Balance, April 1, 2023	10,000,000	$1,000	10,000,000	$1,000	$3,056,123	$(374,561)	$(451)	$2,682,211
Net loss	-	-	-	-	-	(25,675)	-	(25,675)
Foreign currency translation adjustment	-	-	-	-	-	-	8,264	8,264

Balance, April 1, 2024	10,000,000	$1,000	1,000,000	$100	$3,056,123	$(400,236)	$7,813	$2,664,800
Net profit	-	-	-	-	-	1,262,825	-	1,262,825
Foreign currency translation adjustment	-	-	-	-	-	-	18,220	18,220

Balance, March 31, 2025	10,000,000	$1,000	1,000,000	100	$3,056,123	$862,589	$26,033	$3,945,845
Net profit	-	-	-	-	-	109,728	-	109,728
Foreign currency translation adjustment	-	-	-	-	-	-	(30,753)	(30,753)

Balance, March 31, 2026	10,000,000	$1,000	1,000,000	$100	$3,056,123	$972,317	$(4,720)	$4,024,820

The accompanying notes are an integral part of these consolidated financial statements.

*	The shares data is presented on a retroactive basis to reflect the Reorganization (Note 1).

GREENVECTOR HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in U.S. dollars, except for number of shares)

	For the years ended March 31,
	2026	2025	2024
Cash flows from operating activities
Net profit	$109,728	$1,262,825	$(25,675)
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for current expected credit losses	105,540	11,567	1,087
Provision for inventories	12,844	-	-
Depreciation on property, plant and equipment	71,932	88,264	83,884
Operating lease expense on right-of-use assets	1,230,601	1,081,597	985,813
Loss on disposal of property, plant and equipment	-	-	8,717
Change in operating assets and liabilities:
Accounts receivable, net	448,969	(484,446)	(38,686)
Prepayments, deposits and other receivables	(608,295)	(105,899)	31,626
Inventories	(116,476)	(67,039)	(67,953)
Accounts payables	21,438	37,525	(20,645)
Accruals and deposits received	27,902	63,674	27,899
Tax payable	134,451	151,303	-
Amount due to a director	-	(26,031)	106,110
Operating lease liabilities	(1,238,291)	(1,163,963)	(895,163)
Net cash provided by operating activities	200,343	849,377	197,014

Cash flows from investing activities
Proceeds from disposal of property and equipment			2,556
Purchase of property and equipment	(87,837)	(119,425)	(70,863)
Repayment from related parties	321,341	62,643	-
Net cash provided by/(used in) investing activities	233,504	(56,782)	(68,307)

Cash flows from financing activities
Repayment of bank borrowing	-	(107,600)	(124,337)
Advance from related parties	11,872	8,145	-
Repayment to related parties	-	(167,437)	(25,374)
Net cash used in financing activities	11,872	(266,892)	(149,711)

Net change in cash and cash equivalents	445,719	525,703	(21,004)

Effect on exchange rate change on cash and cash equivalents	(9,088)	12,162	(1,427)

Cash and cash equivalents at the beginning of the year	741,537	203,672	226,103
Cash and cash equivalents at the end of the year	$1,178,168	$741,537	$203,672

Supplemental disclosure of cash flow information
Cash paid for interest expense	$4,331	$6,857	$11,761
Cash received for interest income	1,930	642	876
Cash paid for income taxes	-	-

Supplemental disclosures of cash flow information
Right-of-use assets obtained in exchange of lease liabilities	$2,848,884	$175,001	$2,028,304

The accompanying notes are an integral part of these consolidated financial statements.

GREENVECTOR HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Organization

GreenVector Holdings Limited (the “Company”) is a limited liability company under the laws of the Cayman Islands on June 16, 2025. It is a holding company with no business operation.

The Company owns 100% equity interest of (i) GreenVector Company Limited, a limited liability company established in British Virgin Islands on June 23, 2025; (ii) Laputa Eco-Construction Material Company Limited (“Laputa”), a limited liability company established in Hong Kong on July 13, 2005.

The Company and its subsidiaries (collectively, the “Group”) are primarily engaged in manufacturing and sale of environmentally-friendly construction bricks in Hong Kong.

Reorganization

To facilitate the growth of our business, and in order to facilitate international capital investment in us, we started a reorganization in June 2025 and completed in September 2025 (the “Reorganization”). The Reorganization involved the incorporation of two new holding companies in the Cayman Island and the British Virgin Islands respectively, in exchange for the original shareholders’ equity interest in Laputa.

On June 16, 2025, we incorporated GreenVector Holdings Limited, a holding company incorporated in the Cayman Islands. Upon incorporation, the Company issued one ordinary share with a par value of US$0.0001 to Conyers Corporate Services (Cayman) Limited, 999 ordinary shares to Dixon Chun Wan Chan (“Dixon Chan”), and 1,000 ordinary shares to Terence Chee-Ho Wong (“Terence Wong”). On the same date, Conyers Corporate Services (Cayman) Limited transferred its one ordinary share to Dixon Chun Wan Chan.

Subsequently, on June 23, 2025, we incorporated GreenVector Company Limited was incorporated in the British Virgin Islands as a wholly owned subsidiary of GreenVector Holdings Limited, forming a direct holding structure such that GreenVector Holdings Limited directly holds 100% of the ordinary shares of GreenVector Company Limited.

On July 2, 2025, the shareholders of the Company approved a reclassification and re-designation of the Company’s share capital. Under this resolution, 450,000,000 authorized shares with a par value of US$0.0001 each were designated as Class A Ordinary Shares, and 50,000,000 authorized shares with a par value of US$0.0001 each were designated as Class B Ordinary Shares. Following this reclassification, the Company’s authorized share capital became US$50,000, divided into 500,000,000 shares with a par value of US$0.0001 each, comprising 450,000,000 Class A Ordinary Shares and 50,000,000 Class B Ordinary Shares. As a result, the original 1,000 ordinary shares held by Dixon Chan and the original 1,000 ordinary shares held by Terence Wong in GreenVector Holdings Limited were redesignated to Class B Ordinary Shares, with a par value of US$0.0001 per share. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights and restrictions on transfer of shares. Holders of Class A Ordinary Shares are entitled to one vote per share on all matters subject to the vote at general meetings of our Company, and holders of Class B Ordinary Shares are entitled to twenty (20) votes per share on all matters subject to the vote at general meetings of our Company. Holders of our Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at the option of the holder of Class B Ordinary Shares at any time.

On September 5, 2025, the board of directors of the Company approved the issuance and allotment of 10,000,000 Class A Ordinary Shares to the ultimate beneficial owners of TioStone Holdings Limited in proportion to their historical indirect equity interests in Laputa immediately prior to the Reorganization, in exchange for their interests in Laputa. On the same date, the Company issued in aggregate of 998,000 Class B Ordinary Shares, with 499,000 Class B Ordinary Shares issued to Dixon Chan and 499,000 Class B Ordinary Shares issued to Terence Wong. Following the redesignation, Dixon Chan and Terence Wong each hold 500,000 Class B Ordinary Shares of the Company, with a par value of US$0.0001 per share.

GREENVECTOR HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Cont.)

Upon completion of the Reorganization, the ultimate beneficial shareholders remain the same before and after the Reorganization with reallocation of equity interest. Reorganization was accounted for as a recapitalization. The Company became the ultimate holding company of the Group, holding 100% of the equity interest in GreenVector Company Limited, which holds 100% of the equity interests in Laputa, the operating subsidiary. The consolidation of GreenVector Holdings Limited and its subsidiaries will be accounted for at historical cost and will be prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intercompany transactions. Up to date of these consolidated financial statements being available to be issued, the Reorganization has been completed and consolidated financial statements of the Company has been retroactively restated to reflect the effect after Reorganization.

The accompanying consolidated financial statements reflect the activities of the Company, and each of the following entities:

Name of company	Place of Incorporation / operations	Proportion of voting power held by the Company	Principal activities
GreenVector Holdings Limited	Cayman Islands	Group Holding Company	Investment holding
GreenVector Company Limited	British Virgin Islands	100%	Investment holding
Laputa Eco-Construction Material Company Limited (“Laputa”)	Hong Kong	100%	Manufacturing and sale of environmentally-friendly construction bricks in Hong Kong

2. BASIS OF PRESENTATION

Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

GREENVECTOR HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. The financial statements of the subsidiary are prepared for the same reporting period as the Company, using consistent accounting policies.

All significant assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in consolidation.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Group and on various other assumptions that the Group believes to be reasonable under the circumstances. Actual results could differ from those estimates, and as such, differences could be material to the consolidated financial statements. Significant estimates required to be made by management, include, but are not limited to, the useful lives of property and equipment, the estimate on allowance for credit losses related to accounts receivable and other receivables, net.

Functional currency and foreign currency translation and transaction

The accompanying consolidated financial statements are presented in United States Dollars (“US$” or “$”). The functional currency of the Company’s subsidiary in BVI is US$ and the functional currency of the Group’s subsidiary in Hong Kong is Hong Kong Dollars (“HK$”).

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currency at the prevailing rates of exchange at the balance sheets date. The resulting exchange differences are reported in the consolidated statements of operations and comprehensive income.

Translations of balances from HK$ into US$ as of March 31, 2026 and 2025 are calculated at the rate of US$1.00=HK$7.8400 and US$1.00=HK$7.7799, respectively. The average rate for the years ended March 31, 2026, 2025 and 2024 are US$1.00=HK$7.8038, US$1.00=HK$7.7951 and US$1.00= HK$7.8252, respectively. The exchange rates are with reference to published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HK$ amount represents or could have been, or could be converted, realized or settled into US$ at that rate, or at any other rate.

GREENVECTOR HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Fair value of financial instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 - Quoted prices in active markets for identical assets and liabilities.

Level 2 - Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Group considers the carrying amount of its financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, amount due from a related party, accounts payable, amounts due to related parties and bank borrowing approximate the fair value of the respective assets and liabilities as of March 31, 2026 and 2025 due to their short-term nature. The carrying value of the Group’s operating lease liabilities approximate their fair values since they bear an interest rate which approximate market interest rates.

The Group had no transfers between levels during any of the periods presented. The Group did not have any instruments that were measured at fair value on a recurring or non-recurring basis as of March 31, 2026 and 2025.

Inventories

Inventories are recorded at the lower of cost or net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation.

The perpetual method is used to record inventories, which are valued as follows:

Raw materials	●	cost of purchase using first-in, first-out method

Finished goods	●	cost of direct materials and labour plus attributable manufacturing overheads based on the normal operating capacity on a first-in, first-out method

Once the inventories have been written down below cost at the close of a fiscal year, such reduced amount is to be considered the cost for subsequent accounting purposes.

GREENVECTOR HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Property, plant and equipment, net

Property, plant and equipment are stated at cost net of accumulated depreciation and impairment losses. Depreciation is provided over the estimated useful lives of the assets using the straight-line method from the time the assets are placed in service. Estimated useful lives are as follows:

Classification	Estimated useful life

Leasehold improvements	Shorter of 5 years or the estimated useful lives of the assets
Furniture and fixture	5 years
Office equipment	5 years
Moulds	5 years
Plant and machinery	5 – 15 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations and comprehensive income/(loss). Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expensed as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized.

Cash and cash equivalents

Cash includes cash on hand and bank accounts maintained with commercial banks that can be added or withdrawn without limitation. The Group maintains the bank accounts in Hong Kong in international banks with high credit rating.

Accounts receivable, net

Accounts receivable, net are recognized and carried at original invoiced amount net of the expected credit loss and allowance for doubtful accounts. Accounts receivable are mainly represented by accounts receivable from sales of self-manufactured environmental-friendly construction bricks with credit terms of 90 days. The Group reviews the collectability of its receivables on an on-going basis. There is significant credit risk concentration from one customer.

The Group has adopted the current expected credit loss model (“CECL model”) under ASC 326 to estimate the provision for credit losses of accounts receivable. The historical data is adjusted to account for forecasted changes in the macroeconomic environment. The Group considers the number of days past due, collection history, individual account analysis, current market conditions, management’s reasonable and supportable forecast of future business operations and economic conditions in order to calculate the expected credit loss.

Account balances are written off against the provision after all means of collection have been exhausted and the likelihood of collection is remote.

As of March 31, 2026 and 2025, allowance for expected credit loss was $130,021 and $25,683 respectively.

Prepaid expenses

Prepayments represent advance payments made to the service providers for future services. Prepayments are short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. The Group considers the assets to be impaired if the realizability of the prepayments becomes doubtful. For the years ended March 31, 2026 and 2025, there was no impairment recorded as the Group considers all of the prepayments fully realizable.

GREENVECTOR HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Allowance for expected credit losses

The Group adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments effective April 1, 2023. The Group estimates the expected credit losses for accounts receivable using historical loss data adjusted for current economic conditions, including reasonable and supportable forward-looking information to estimate the relative size of credit losses to be expected.

Related parties

The Group adopted ASC Topic 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Impairment of long-lived assets

Long-lived assets, representing property and equipment with finite lives, are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Group assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Group will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of March 31, 2026 and 2025, no impairment of long-lived assets was recognized.

GREENVECTOR HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Leases

As a lessee

Leases that transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as finance leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. The Group has no finance leases.

Under ASC 842, the Group determines if an arrangement is a lease at inception. Operating lease right-of-use assets and operating lease liabilities are initially recognized based on the present value of future lease payments at lease commencement. The operating lease right-of-use asset also includes any lease payments made prior to lease commencement and the initial direct costs incurred by the lessee and is recorded net of any lease incentives received. As the interest rates implicit in most of the leases are not readily determinable, the Group uses the incremental borrowing rates based on the information available at lease commencement to determine the present value of the future lease payments. Operating lease expenses are recognized on a straight-line basis over the term of the lease.

As a lessor

The Group evaluates its sublease in which it is the sublessor to determine whether it is relieved of the primary obligation under original lease. If it remains the primary obligor, the Group continues to account for the original lease as it did before the commencement of the sublease and record the sublease income based on the contract terms in other income in the consolidated statements of operations and comprehensive income. The Group is the lessor under operating leases for factory and office with remaining lease terms of one year to two years.

Rental income from subleases of factory

Revenue is recognized over the lease term on a straight-line basis.

Rental income from subleases of factory are mainly leasing of factory from a third party landlord, whose factories are ready to use without modification. The Group then sublets these factories to third party and related parties. Under the terms and conditions of the agreements the Group enters, the Group acts a principal in the transaction because the Group takes the risk of lack of rental income if the Group has not subleased the factory to a tenant. Accordingly, the Group recognizes rental income using the gross method.

The tenancy agreements vary with regard to lease period ranging from 24 to 48 months, subject to the mutual consent of the Group and the lessee. Billing is raised on a monthly basis and payment terms set forth in the tenancy agreement is 10 to 20 days from the due date. Rental income from subleases of factory is recognized, on a straight-line basis over the terms of the respective leases. The performance obligation under the tenancy agreement is to ensure that the factory is available for use over the life of the tenancy agreement.

Additionally, the Group, acting as a lessor, accounts for its leases in accordance to ASC 842. Based on the terms and conditions of the leases set forth in tenancy agreements. The Group has recognized the leases as operating leases.

Rental deposits

Rental deposits represent security payments made to lessors for the Group’s lease agreements entered. The Group made such security payments upon the commencement of the original lease agreements. The security deposit will be refunded to the Group upon the termination or expiration of the lease agreements as well as the delivery of the vacant leased properties to the lessors by the Group.

Accounts payable

Accounts payable represent accounts payables to vendors with normal credit terms of 30 days from month-ended invoicing.

Accrued expenses and deposit received

Accrued expenses primarily include accrued salary and employee benefits, and accrued expenses for the operation in the ordinary course of business.

Deposit received represented the rental deposit received from tenant from sub-leases of factories.

Bank borrowing

Borrowing is initially recognized at fair value, net of upfront fees incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

GREENVECTOR HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenue recognition

Based on the requirements of ASC Topic 606, revenue is recognized when control of the promised goods or services is transferred to the customers in an amount that reflects the consideration the Group expects to be entitled to receive in exchange for those goods or services.

The Group recognizes revenue from manufacturing and sale of environmental-friendly construction bricks in accordance with ASC Topic 606, Revenue from Contracts with Customers, and subsequently issued additional related Accounting Standards Updates (collectively, “ASC 606”).

Revenue is recognized when the following 5-step revenue recognition criteria are met:

1)	Identify the contract with a customer

2)	Identify the performance obligations in the contract

3)	Determine the transaction price

4)	Allocate the transaction price

5)	Recognize revenue when or as the entity satisfies a performance obligation.

The Group considers customer purchase orders to be the contracts with a customer. As part of its consideration of the contract, the Group evaluates certain factors including the customer’s ability to pay (or credit risk). For each contract, the Group considers the promise to transfer products, each of which are distinct, to be the identified performance obligations.

In determining the transaction price the Group evaluates whether the price is subject to refund or adjustment to determine the net consideration to which the Group expects to be entitled.

The Group allocates the transaction price to each distinct product based on their relative standalone selling price.

Revenue is recognized when control of the product is transferred to the customer (i.e., when the Group’s performance obligation is satisfied at a point in time), which typically occurs at delivery.

Sales of self-manufactured environmental-friendly construction bricks

Revenue is recognized at the point in time when control of the products is transferred, generally upon customer receipt based upon the standard contract terms. The single performance obligation is satisfied at a point in time when the product has been delivered to the customer, no obligation is outstanding regarding that product, and the Group is assured that funds have been or will be collected from the customer.

Revenues from the self-manufactured production sales are recognized net of expected sales return. The Group does not routinely permit customers to return products, while in certain conditions product changes are allowed, and historically customer returns have been immaterial. The Group’s sales returns are generally recognized according to i) repurchase percentage stipulated in sales agreements with certain customers or ii) estimated return rate base on historical experience and industry practice for those sales agreement without repurchase terms. The Group determines repurchase terms in sales contracts as sales return rather than repurchase arrangement as repurchase price usually are the same as selling price.

Revenue recognition (Cont.)

Rental income of subleases of factories and office

Revenue from sub-leasing includes income from renting out factories and offices to related parties and third parties. The Group recognizes lease payments received as revenue on a straight-line basis over the lease term. Subleasing revenue is recognized according to ASC 842. Please refer to accounting policy – “Leases” in Note 3 for more details.

Direct cost of revenues

Direct cost of revenues consists of cost directly related to revenue generating activities, which primarily includes operating lease expenses, cost of purchase, transportation expenses, operating expenses for the manufacturing plant, personnel-related compensation expenses, including salaries and related retirement benefit for operations personnel, and other cost directly linked to the revenue.

GREENVECTOR HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Employee benefit plan

Payments to the Mandatory Provident Fund Scheme (“MPF scheme”) under the Hong Kong Mandatory Provident Fund Schemes Ordinance are recognized as an expense when employees have rendered service entitling them to the contributions. An employer is required to make regular mandatory contributions of at least 5% of the employee’s monthly income and $192 (HK$1,500) of the employee’s monthly income over $3,844 (HK$30,000).

Hong Kong employees are entitled to long service payments in accordance with the Hong Kong Employment Ordinance under certain circumstances. These circumstances include where an employee is dismissed for reasons other than serious misconduct or redundancy, that employee resigns at the age of 65 or above, or the employment contract is of fixed term and expires without renewal. The amount of long service payments is determined with reference to the employee’s final salary (capped at HK$22,500 (equivalent to $2,883)) and the years of service, reduced by the amount of any accrued benefits derived from the Group’s contributions to MPF scheme, with an overall cap of HK$390,000 (equivalent to $49,976)) per employee. Currently, the Group does not have any separate funding arrangement in place to meet its long service payment obligation.

In June 2022, the Hong Kong Government gazetted the Mandatory Provident Fund Schemes (Amendment) Ordinance 2021 (the “Amendment Ordinance”), which will eventually abolish the statutory right of an employer to reduce its long service payment payable to a Hong Kong employee by drawing on its mandatory contributions to the MPF scheme. The Hong Kong Government has subsequently announced that the Amendment Ordinance will come into effect from May 1, 2025 (the “Transition Date”). Separately, the Government is also expected to introduce a subsidy scheme to assist employers after the abolition.

Among other things, once the abolition of the offsetting mechanism takes effect, an employer can no longer use any of the accrued benefits derived from its mandatory MPF contributions (irrespective of the contributions made before, on or after the Transition Date) to reduce the long service payment in respect of an employee’s service from the Transition Date. However, where an employee’s employment commenced before the Transition Date, the employer can continue to use the above accrued benefits to reduce the long service payment in respect of the employee’s service up to that date; in addition, the long service payment in respect of the service before the Transition Date will be calculated based on the employee’s monthly salary immediately before the Transition Date and the years of service up to that date. During the year ended March 31, 2026, all employees are Hong Kong employees and the present value of unfunded obligations was insignificant and no long service payment expenses was recorded.

General and administrative expenses

General and administrative expenses primarily consist of personnel-related compensation expenses, including salaries and related retirement benefits for management and administrative personnel, operating expenses for office space, depreciation for property and equipment used in office space, professional services fees, consulting fees and other miscellaneous administrative expenses.

Interest income

Interest income is mainly generated from savings which are less than one year, and is recognized on an accrual basis using the effective interest method. Interest income receives from banks on a monthly basis.

Interest expenses

Interest expenses represent bank loan for supporting general business operation and lease liabilities interests.

GREENVECTOR HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Income taxes

The Group accounts for income taxes pursuant to ASC Topic 740, Income Taxes (“ASC 740”). Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any tax paid by subsidiaries during the year is recorded. Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. ASC 740 also requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the consolidated financial statements and the tax basis of assets and liabilities, and the expected future tax benefit to be derived from tax losses and tax benefit carry-forwards. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets, including those related to the U.S. net operating loss carry-forwards, is dependent upon future earnings, if any, of which the timing and amount are uncertain.

The Group adopted ASC 740-10-05, Income Tax, which provides guidance for recognizing and measuring uncertain tax positions, and prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the consolidated financial statements. It also provides accounting guidance on derecognizing, classification and disclosure of these uncertain tax positions.

The Group’s policy on classification of all interest and penalties related to unrecognized income tax positions, if any, is to present them as a component of income taxes.

Comprehensive income

The Group presents comprehensive income in accordance with ASC Topic 220, Comprehensive Income, (“ASC 220”). ASC 220 states that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the consolidated financial statements. Comprehensive income consists of two components, net income and other comprehensive income. Other comprehensive income refers to revenue, expenses, gains and losses that are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income consists of a foreign currency translation adjustment resulting from the Group translating its consolidated financial statements from functional currency into reporting currency.

Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Group recognizes a liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Earnings per share

The Group computes earnings per share (“EPS”) in accordance with ASC Topic 260, Earnings per Share (“ASC 260”). ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period using two class method. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g. convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended March 31, 2026 and 2025, there were no dilutive shares.

GREENVECTOR HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Recent adopted accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. The Group adopted this update beginning January 1, 2025 and the Group’s management does not believe the adoption of ASU 2023-09 will have a material impact on its consolidated financial statements and disclosures.

Management believes that other recent accounting pronouncements issued by the FASB, the American Institute of Certified Public Accountants, and the Securities and Exchange Commission do not have a material impact to the Group’s consolidated financial statements.

Recently accounting pronouncements not yet adopted

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (“FASB”) or other standard setting bodies and adopted by the Group as of the specified effective date. Unless otherwise discussed, the Group believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2024, the FASB issued ASU no. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosure (Subtopic 220-40). The amendments in this update enhance disclosures about a public business entity’s expense and provide more detailed information about the types of expenses included in certain notes in the consolidated financial statements. ASU no. 2024-03 is effective for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption permitted. The amendments may be applied prospectively to reporting periods after the effective date or retrospectively to all periods presented in the consolidated financial statements. The Group’s management is currently evaluating any new disclosures that may be required upon adoption of ASU 2024-03.

In August 2025, the FASB issued ASU No. 2025-05, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Trade Receivables and Contract Assets. ASU No. 2025-05 provides a practical expedient and accounting policy election to allow entities to measure expected credit losses on certain trade receivables and contract assets using a provision matrix approach. The ASU is effective for annual periods beginning after December 15, 2025, and interim periods within those fiscal years, with early adoption permitted. The Group is currently evaluating the potential effect of this ASU on its credit loss estimation methodology.

In September 2025, the FASB issued ASU No. 2025-06, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, which is intended to improve the operability of the guidance by removing all references to software development project stages so that the guidance is neutral to different software development methods. The ASU is effective for annual periods beginning after December 15, 2027, and interim periods within those fiscal years, with early adoption permitted. The Group is evaluating the potential effect of this ASU on its accounting for internal-use software development costs.

In December 2025, the FASB issued ASU No. 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, which provides updated guidance on how to recognize, measure, and present government grants. The ASU will be effective for annual reporting periods beginning after December 15, 2028, including interim periods within those fiscal years. with early adoption permitted. The Group is assessing the effect of this update on its financial statements.

Except as mentioned above, the Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated balance sheets, consolidated statements of operations and comprehensive income and statements of cash flows.

4. SEGMENT INFORMATION

ASC Topic 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organizational structure as well as information about geographical areas, business segments and major customers in consolidated financial statements for details on the Group’s business segments. The Group uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. The Group’s CODM is the Chief Executive Officer. Management, including the CODM, reviews operation results by revenue, operating expenses and income from operations of different services, while revenue is the profitability measure used by the CODM in making decisions about allocating resources and assessing performances. Based on management’s assessment, the Group has determined that it has only one operating segment as defined by ASC 280, because the Group has only one team to provide services to customers. Hence, the Group’s CODM assess the Group’s performance and results of operations on a consolidated basis. The Group’s revenue is attributed to Hong Kong as all services are performed and consumed in Hong Kong. All assets of the Group are located in Hong Kong. Accordingly, no geographical segments are presented.

GREENVECTOR HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of March 31,
	2026	2025

Accounts receivable – third parties	$489,336	$14,781
Less: allowance for expected credit loss	(623)	(11)
Accounts receivable – third parties, net	$488,713	$14,770

	As of March 31,
	2026	2025

Accounts receivable – related parties	$1,898,905	$2,840,949
Less: allowance for expected credit loss	(129,398)	(25,672)
Accounts receivable – related parties, net	$1,769,507	$2,815,277

	As of March 31,
	2026	2025

Accounts receivable	$2,388,241	$2,855,730
Less: allowance for expected credit loss	(130,021)	(25,683)
Accounts receivable, net	$2,258,220	$2,830,047

Accounts receivable are with credit terms of 90 days. As of the end of each of the financial year, the ageing analysis of accounts receivable – related parties and accounts receivable – third parties, net of allowance for expected credit loss, based on the due date is as follows:

	As of March 31,
	2026	2025

0 to 30 days	$933,543	$1,372,602
31 to 60 days	167,838	440,746
61 to 90 days	122,610	588,973
91 to 180 days	381,809	376,345
181 to 365 days	157,662	43,948
Over 365 days	494,758	7,433

Balance at end of the year	$2,258,220	$2,830,047

The movement of allowances for current expected credit losses is as follows:

	As of March 31,
	2026	2025

Balance at beginning of the year	$25,683	$14,011
Provision for the year	105,019	11,567
Exchange adjustment	(681)	105
Total	$130,021	$25,683

For the years ended March 31, 2026, 2025 and 2024, the Group provided for provision for impairment losses of $105,019 and $11,567 and $1,087, respectively on accounts receivable.

GREENVECTOR HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6. PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES, NET

Prepayments, deposits and other receivables, net consisted of the following:

	As of March 31,
	2026	2025

Prepayments	$627,595	$122,657
Utilities deposits paid	2,793	3,201
Rental deposit paid – current	638	90,369
Moulding deposit paid	-	4,094
Other receivables	-	1,372
Sub-total – third parties	631,026	221,693
Less: allowance for expected credit loss	(13)	-
Total – third parties, net	$631,013	$221,693

	As of March 31,
	2026	2025

Prepayments – related parties	$95,663	$-
Rental deposit paid – current- related parties	15,306	15,424
Sub-total – related parties	110,969	15,424
Less: allowance for expected credit loss	(272)	-
Total – related parties, net	$110,697	$15,424

	As of March 31,
	2026	2025

Prepayments, deposits and other receivables	$741,995	$221,693
Less: allowance for expected credit loss	(285)	-
Prepayments, deposits and other receivables, net	$741,710	$221,693

The movement of allowances for current expected credit losses is as follows:

	As of March 31,
	2026	2025

Balance at beginning of the year	$-	$-
Provision for the year	285	-
Exchange adjustment	-	-
Total	$285	$-

For the years ended March 31, 2026, 2025 and 2024, the Group provided for provision for impairment losses of $285, $ nil and $ nil, respectively on prepayments, deposits and other receivables.

GREENVECTOR HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7. INVENTORIES, NET

Inventories, net consisted of the following:

	As of March 31,
	2026	2025

Raw materials	$78,516	$90,174
Finished goods	280,301	154,900
Sub-total	358,817	245,074
Less: provision for impairment on inventories	(12,844)	-
Inventories, net	$345,973	$245,074

For the years ended March 31, 2026, 2025 and 2024, provision for impairment on inventories of $12,844, $nil and $nil, respectively, was provided for.

8. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of March 31,
	2026	2025

At cost:
Leasehold improvement	$572,153	$576,573
Furniture and fixtures	51,975	52,376
Office equipment	8,655	5,447
Plant & machinery	3,011,415	2,958,295
Moulds	510,038	505,530
Sub-total	4,154,236	4,098,221
Less: accumulated depreciation	(3,923,541)	(3,881,698)
Total	$230,695	$216,523

Depreciation expenses recognized for the years ended March 31, 2026, 2025 and 2024 were $71,932, $88,264 and $83,884, respectively. Purchase of property, plant and equipment for the years ended March 31, 2026, 2025 and 2024 were $87,837, $119,425 and $70,863, respectively. There was no disposal of property, plant and equipment for the years ended March 31, 2026, 2025 and 2024. No impairment loss was recognized for the years ended March 31, 2026, 2025 and 2024.

9. LONG-TERM RENTAL DEPOSITS, NET

Long-term rental deposits, net consisted of the following:

	As of March 31,
	2026	2025

Rental deposits – third parties	$97,663	$-
Rental deposits – related party	-	15,424
Sub-total	97,663	15,424
Less: allowance for expected credit loss	(236)	-
Total	$97,427	$15,424

GREENVECTOR HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10. BANK BORROWING

Bank borrowing was analyzed as follows:

	As of March 31,
	2026	2025

Bank borrowing – guaranteed and repayable on demand	$154,972	$156,170

On March 30, 2021, the Group borrowed non-revolving loan with a bank under the SME Financing Guarantee Scheme (“SME scheme”). The Group has consistently complied with all loan terms, ensuring timely repayments as per the agreed schedule. While management assesses the likelihood of repayment on demands as remote, the existence of these clauses necessitates classifying the associated loans as current liabilities in the consolidated financial statements as of March 31, 2026 and 2025.

Maturities of the bank borrowing based on repayment schedule, were as follows:

	As of March 31,
	2026	2025
Carrying amount:
Within one year	$21,855	$21,977
Between one and two years	133,117	134,193

	$154,972	$156,170

The bank borrowing is classified as current liabilities as there is a repayment on demand clause on the bank borrowing.

Bank borrowing as of March 31, 2026 and 2025 was as follows:

		Maturity		Weighted average interest rate as of March 31,		Balance as of March 31,
Lender	Type	date	Currency	2026	2025	2026	2025

Standard Chartered Bank (Hong Kong) Limited	Non-revolving loan	March 17, 2027	HK$	2.80%	2.80%	$154,972	$156,170

During the years ended March 31, 2026, 2025 and 2024, the bank borrowing amounted to $nil, $107,600 and $124,337, respectively, were repaid.

For the years ended March 31, 2026, 2025 and 2024, the bank loan interest expenses were amounted to $4,331, $6,857 and $2,333, respectively.

Note:

(1)	The banking facility was guaranteed as follows:

(a)	The banking facility was guaranteed by HKMC Insurance Limited (“HKMC”) under the SME scheme; and
(b)	Personal guaranteed provided by a director of the Company, Dixon Chan.

GREENVECTOR HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11. ACCRUALS AND DEPOSITS RECEIVED – NET

Accruals expenses and deposits received – net consisted of the following:

	As of March 31,
	2026	2025

Accrued expenses
Accrued payroll expenses	$40,157	$70,711
Accrued employee benefits	1,903	3,305
Accrued other expenses	14,557	3,534
Sub-total – third parties	$56,617	$77,550

Deposits received
Rental deposits received	$22,768	$34,448
Other deposit received	42,573	-
Sub-total – third parties	$65,341	$34,448

Total – third parties	$121,958	$111,998

	As of March 31,
	2026	2025

Deposits received
Rental deposits received	$13,393	$84,641

Total – related parties	$13,393	$84,641

12. OPERATING LEASES

Lessee accounting

The Group entered into leases for use of office and landfill area in Hong Kong. For the years ended March 31, 2026, 2025 and 2024, there are 4, 4 and 3 leases, respectively. During the years ended March 31, 2026, 2025 and 2024, the operating lease expense was amounted to $1,230,601, $1,081,597 and $1,049,047, respectively. During the years ended March 31, 2026 and 2025, the cash paid for operating lease was amounted to $1,238,291, $1,163,963 and $903,703, respectively.

The Group’s operating lease assets and lease liabilities recognized in the consolidated balances sheets consisted of the following:

	As of March 31,
	2026	2025
Operating leases:
Operating lease right-of-use assets – third parties	$2,243,963	$473,170
Operating lease right-of-use assets – related party	82,015	167,631
Operating lease right-of-use assets	$2,325,978	$640,801

	As of March 31,
	2026	2025
Operating lease liabilities:
Current operating lease obligation – third parties	$1,081,643	$473,170
Current operating lease obligation – related party	82,015	92,694
Current operating lease obligation	$1,163,658	$565,864

Non-current operating lease obligation – third parties	$1,162,320	$-
Non-current operating lease obligation – related party	-	82,649
Non-current operating lease obligation	$1,162,320	$82,649

Total	$2,325,978	$648,513

GREENVECTOR HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12. OPERATING LEASES (Cont.)

	As of March 31,
	2026	2025
Operating leases:
Weighted average remaining lease term (years)	2.64	1.00
Weighted average discount rate	5.43%	5.69%

The maturity analysis of the Group’s operating lease obligations as of March 31, 2026 was as follows:

Operating leases
Year ending March 31, 2027	$856,684
Year ending March 31, 2028	287,735
Year ending March 31, 2029	1,343,112
Future minimum operating lease payment	2,487,531
Less: imputed interest	(161,553)
Operating lease liabilities recognized in the consolidated balance sheet	$2,325,978

The maturity analysis of the Group’s operating lease obligations as of March 31, 2025 was as follows:

Operating leases
Year ending March 31, 2026	$583,973
Year ending March 31, 2027	84,834
Future minimum operating lease payment	668,807
Less: imputed interest	(20,294)
Operating lease liabilities recognized in the consolidated balance sheet	$648,513

Lessor accounting

The Group leased factory to third parties and related parties under operating leases. Initial lease terms range from 24 to 48 months. Revenues from subleases are reported as “Rental income” and are represented by the fixed lease payments. There are no non-lease components.

Fixed lease revenues represent the base rent that each tenant is required to pay in accordance with the terms of its respective lease.

GREENVECTOR HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13. REVENUE

Disaggregated information of revenue by major sources is as follows:

	For the years ended March 31,
	2026	2025	2024

Recognized at a point in time –
Sale of environmentally-friendly construction bricks – related party	$2,244,485	$4,473,319	$1,980,405
Sale of environmentally-friendly construction bricks – third parties	1,222,390	12,829	7,775
Sub-total	3,466,875	4,486,148	1,988,180

Recognized overtime –
Rental income of subleases of factories and office – related parties	525,705	523,406	455,779
Rental income of subleases of factories and office – third parties	376,605	281,741	327,615
Subtotal	902,310	805,147	783,394

Total	$4,369,185	$5,291,295	$2,771,574

For the years ended March 31, 2026, 2025 and 2024, there were no unsatisfied or partially unsatisfied performance obligations. The Group’s revenue is attributed to Hong Kong as all services are performed and consumed in Hong Kong.

14. OTHER INCOME

The following table shows other income for the years ended March 31, 2026, 2025 and 2024:

	For the years ended March 31,
	2026	2025	2024

Bank interest income – third parties	$1,930	$642	$876
Sundry income – third party	-	6,147	-
Sundry income – related party	116,004	-	35,202

Total	$117,934	$6,789	$36,078

GREENVECTOR HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15. INCOME TAX EXPENSE

Cayman Islands

Under the current and applicable laws of the Cayman Islands, the Group is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Group to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current and applicable laws of the British Virgin Islands, the Group is not subject to tax on income or capital gain. The British Virgin Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Group levied by the Government of the British Virgin Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the British Virgin Islands. No stamp duty is payable in the British Virgin Islands on the issue of shares by, or any transfers of shares of, British Virgin Islands companies (except those which hold interests in land in the British Virgin Islands). The British Virgin Islands is not party to any double tax treaties that are applicable to any payments made to or by the Group. There are no exchange control regulations or currency restrictions in the British Virgin Islands.

There is currently no withholding tax or change control regulations in the British Virgin Islands applicable to our Group.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. Hong Kong profit tax rates are 8.25% on assessable profits up to $256,285 (HK$2,000,000), and 16.5% on any part of assessable profits over $256,285 (HK$2,000,000).

Income tax expense consisted of the following components:

	For the years ended March 31,
	2026	2025	2024

Hong Kong:
Current tax	$148,185	$160,852	$-
Deferred tax	(13,734)	(9,549)	-
Total	$134,451	$151,303	$-

GREENVECTOR HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15. INCOME TAX EXPENSE (Cont.)

The following tables provide the reconciliation of the differences between the statutory and effective tax rates following as of March 31, 2026, 2025 and 2024:

	For the years ended March 31,
	2026	2025	2024

Profit before income taxes	$244,179	$1,414,128	$(25,675)

Tax at Hong Kong statutory tax rate of 16.5%	40,290	233,331	(4,236)
Tax effect on non-deductible expense	116,007	-	-
Tax effect on non-assessable income	(318)	(106)	(145)
Effect of two-tier tax rate	(21,144)	(21,167)	-
Tax reduction allowed by Hong Kong government	(384)	(192)	-
Change in valuation allowance	-	(60,563)	4,381
Income tax expense	$134,451	$151,303	$-

The Group’s effective tax rate was 55.1%, 10.7% and nil for the years ended March 31, 2026, 2025 and 2024. The Group has no unused tax losses as of March 31, 2026 and 2025.

Significant components of deferred tax were as follows:

	As of March 31,
	2026	2025

Deferred tax assets	$23,659	$9,567
Deferred tax liabilities	(494)	-
	23,165	9,567

The significant components of the Group’s deferred tax assets and liabilities are as follows:

	As of March 31,
	2026	2025

Deferred tax assets:
Property, plant and equipment	$-	$5,329
Inventory provision	2,119	-
Provision of expected credit losses	21,540	4,238
Sub-total	23,659	9,567
Less: valuation allowance	-	-
Total deferred tax assets	23,659	9,567

As of March 31, 2026, the management of the Group considers evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. No valuation allowance was provided as of March 31, 2026 and 2025. For the years ended March 31, 2026, 2025 and 2024, net operating loss carry-forward of $nil, $26,551 and $nil, respectively, has been utilized to offset taxable income for the year with corresponding income tax benefit of $nil, $4,381 and $nil.

GREENVECTOR HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16. BASIC AND DILUTED EARNINGS PER SHARE

Basic (loss)/earnings per share is calculated on the basis of weighted average outstanding ordinary shares.

The following table sets forth the computation of the Group’s basic and diluted net (loss)/income per share

	As of March 31,
	2026		2025
	Class A Ordinary Shares	Class B Ordinary Shares	Class A Ordinary Shares	Class B Ordinary Shares
Earnings attributable to ordinary shareholders
Allocation of earnings between Class A and Class B Ordinary Shares	$99,753	$9,975	$1,148,231	$114,594

Weighted average number of ordinary shares
Basic and diluted*	10,000,000	1,000,000	10,000,000	1,000,000

Earnings per share - Basic and diluted	$0.01	$0.01	$0.11	$0.11

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue during the year to assume conversion of all dilutive potential ordinary shares. The Group had no dilutive shares as of March 31, 2026 and 2025.

17. RELATED PARTY BALANCES AND TRANSACTIONS

The following is a list of related parties which the Group has balances and transactions with:

CS TECH Solution Limited	Common directors, Terence Wong and Dixon Chan
Greenspace Ventures Limited	Common directors, Terence Wong and Dixon Chan
Sky Sun Trading Limited	Director, is the spouse of Terence Wong
Tailor Recycled Aggregates (HK) Limited	(1) Fellow subsidiary (2) Common director, Dixon Chan
Tailor Recycled Aggregates Limited	(1) Fellow subsidiary (2) Common director, Terence Wong
TioStone Environmental Limited	(1) Fellow subsidiary (2) Common directors, Terence Wong and Dixon Chan
TioStone Holdings Limited	(1) Holding company (2) Common directors, Terence Wong and Dixon Chan

GREENVECTOR HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17. RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

a. Accounts receivable from related parties, net

As of March 31, 2026 and 2025, the balances of accounts receivable from related parties, net were as follows:

	As of March 31,
	2026	2025

CS TECH Solution Limited	$92,154	$98,253
Greenspace Ventures Limited	-	1,542
TioStone Environmental Limited	1,677,353	2,715,482
Total accounts receivable from related parties	$1,769,507	$2,815,277

The balances represented the accounts receivable from related parties’ sales income and rental income. For details, please refer to “i. Related Party Transactions” below.

b. Amount due from a related party

As of March 31, 2026 and 2025, the balances of amounts due from a related party were as follows:

	As of March 31,
	2026	2025

Greenspace Ventures Limited	$-	$321,341
Total amounts due from a related party	$-	$321,341

The amounts due from a related party were unsecured, non-interest bearing and repayable on demand.

c. Accounts payable to a related party

As of March 31, 2026 and 2025, the balances of accounts payable to a related party was follows:

	As of March 31,
	2026	2025

Sky Sun Trading Limited	$15,306	$-
TioStone Environmental Limited	-	56,791
Total accounts payable to related party	$15,306	$56,791

The balances represented the accounts payable to a related party for purchases of raw materials. For details, please refer to “i. Related Party Transactions” below.

d. Amounts due to related parties

As of March 31, 2026 and 2025, the balance of amounts due to related parties were as follows:

	As of March 31,
	2026	2025

TioStone Holdings Limited	$6,355	$-
TioStone Environmental Limited	5,102	-
Total amounts due to related parties	$11,457	$-

The amounts due to related parties were unsecured, non-interest bearing and repayable on demand.

GREENVECTOR HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17. RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

e. Prepayments and rental deposits paid to related parties, net

As of March 31, 2026 and 2025, the balance of prepayments and rental deposits paid to related parties, net were as follows:

	As of March 31,
	2026	2025

Prepayments
CS TECH Solution Limited	$95,663	$-
Rental deposits paid
Sky Sun Trading Limited	15,306	15,424
Subtotal	110,969	15,424
Less: allowance for expected credit loss	(272)	-
Total	$110,697	$15,424

f. Rental deposits received from related parties

As of March 31, 2026 and 2025, the balances of rental deposits received from related parties were as follows:

	As of March 31,
	2026	2025

CS TECH Solution Limited	$13,393	$13,496
Tailor Recycled Aggregates (HK) Limited	-	71,145
Total rental deposits received from related parties	$13,393	$84,641

g. Right-of-use assets – operating lease – related party

As of March 31, 2026 and 2025, the balances of right-of-use assets – operating lease from related party were as follows:

	As of March 31,
	2026	2025

Sky Sun Trading Limited	$82,015	$167,631
Total right-of-use assets – operating lease – related party	$82,015	$167,631

h. Operating lease liabilities – related party

As of March 31, 2026 and 2025, the balances of operating lease liabilities from related party including current portion and non-current portion were as follows:

	As of March 31,
	2026	2025

Sky Sun Trading Limited:
Current portion	$82,015	$92,694
Non-current portion	-	82,649
Total operating lease liabilities – related party	$82,015	$175,343

GREENVECTOR HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17. RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

i. Related party transactions

The following are the related party transactions for the years ended March 31, 2026, 2025 and 2024:

	For the years ended March 31,
	2026	2025	2024
Revenue from sale of environmentally-friendly construction bricks
TioStone Environmental Limited	$2,244,485	$4,473,319	$1,980,405

Rental income from subleases of factory and office
TioStone Environmental Limited	$18,453	$3,079	$-
CS TECH Solution Limited	9,226	88,132	34,083
Greenspace Ventures Limited	9,226	1,540	-
Tailor Recycled Aggregates (HK) Limited	488,800	430,655	421,696
	$525,705	$523,406	$455,779

Other income
Tailor Recycled Aggregates (HK) Limited	$116,004	$-	$-

Cost of purchases
TioStone Environmental Limited	$83,628	$514,170	$495,341
Tailor Recycled Aggregates (HK) Limited	-	15,394	-
	$83,628	$529,564	$495,341

Transportation cost
TioStone Environmental Limited	$25,914	$253,889	$108,999

Rental expenses for office
Sky Sun Trading Limited	$92,263	$15,394	$-

Consulting fee / management fee
TioStone Holdings Limited	$109,646	$101,402	$77,792
Tailor Recycled Aggregates (HK) Limited	-	-	17,556
	$109,646	$101,402	$95,348

Accountancy fee
TioStone Holdings Limited	$24,954	$15,448	$-
CS TECH Solution Limited	-	4,618	3,585
	$24,954	$20,066	$3,585

Technical know-how expense
CS TECH Solution Limited	$5,648	$-	$-

Allowance for expected credit loss for other receivables
Sky Sun Trading Limited	$272	$-	$-

Allowance for expected credit loss for trade receivables
CS TECH Solution Limited	$22,914	$18,570	$-
Tailor Recycled Aggregates Limited	62	-	-
TioStone Environmental Limited	106,484	(6,774)	-

	$129,460	$11,796	$-

GREENVECTOR HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18. RISKS AND UNCERTAINTIES

Credit risk

The Group’s assets that are potentially subject to a significant concentration of credit risk primarily consist of bank balances and accounts receivable, net.

Bank balances

The Group believes that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions in the jurisdiction where the Group is located. Cash balances in bank accounts in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount of approximately $102,041 (HK$800,000). Cash balances in bank accounts in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs.

Accounts receivable, net

The Group is exposed to risk from accounts receivable, net. These assets are subject to credit evaluations. An allowance, where applicable, is made for estimated unrecoverable amounts that have been determined by reference to past default experience and the current economic environment.

Interest rate risk

The Group is exposed to cash flow interest rate risk through changes in interest rates related mainly to the Group’s bank borrowing and bank balances. The Group currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor the Group’s exposures on an ongoing basis and will consider hedging the interest rate should the need arise. The interest rate risk arising from the bank borrowing and bank balances are insignificant.

Foreign currency risk

The majority of our cash flows, financial assets and liabilities are denominated in HK$, which is the functional currency of our operating subsidiary. We adopt a fix HK$ to US$ exchange rates and therefore we are not exposed to financial risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates.

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

Typically, the Group ensures that it has sufficient cash on demand to meet expected operational expenses for a period of twelve months, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

Market and geographic risk

The Group’s major operations are conducted in Hong Kong. Accordingly, the political, economic, and legal environments in Hong Kong, as well as the general state of Hong Kong’s economy may influence the Group’s business, financial condition, and results of operations.

GREENVECTOR HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18. RISKS AND UNCERTAINTIES (Cont.)

Concentrations of risk

Customers concentrations

The Group has a concentration of its revenue and accounts receivable with specific customers.

Details of the customers accounting for 10% or more of total revenue are as follows:

	For the year ended March 31, 2026		For the year ended March 31, 2025		For the year ended March 31, 2024
Customers	Amount $	%	Amount $	%	Amount $	%
TioStone Environmental Limited	2,244,485	51.37%	4,476,398	84.60%	1,980,405	71.45%
Tailor Recycled Aggregates (HK) Limited	488,800	11.19%	*	*	421,696	15.22%
B	468,958	10.73%	*	*	*	*

*	Less than 10% of total revenue

Details of the accounts receivable accounting for 10% or more of total gross accounts receivable are as follows:

	As of March 31, 2026		As of March 31, 2025
Customers	Amount $	%	Amount $	%
TioStone Environmental Limited	1,783,837	74.69%	2,715,482	95.09%
B	329,818	13.81%	*	*

*	Less than 10% of total gross accounts receivable

GREENVECTOR HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18. RISKS AND UNCERTAINTIES (Cont.)

Suppliers concentrations

The following table sets forth information as to each supplier that accounted for 10% or more of the Group’s purchase for the years ended March 31, 2026, 2025 and 2024.

	For the year ended March 31, 2026		For the year ended March 31, 2025		For the year ended March 31, 2024
Suppliers	Amount $	%	Amount $	%	Amount $	%
TioStone Environmental Limited	83,628	10.70%	514,170	44.13%	495,341	72.49%
B	151,085	19.33%	189,056	16.23%	-	-%
C	*	*	165,041	14.17%	113,347	16.59%
D	88,763	11.36%	138,867	11.92%	68,313	10.00%
E	82,604	10.57%	122,125	10.48%	-	-%
F	261,924	33.51%	*	*	-	-

*	Less than 10% of total purchase

Details of the accounts payable accounting for 10% or more of total accounts payable are as follows:

	As of March 31, 2026		As of March 31, 2025
Suppliers	Amount $	%	Amount $	%
TioStone Environmental Limited	*	*	56,791	42.48%
B	39,434	25.62%	45,415	33.97%
C	*	*	27,884	20.86%
D	23,211	15.08%	*	*
E	58,396	37.95%	*	*

*	Less than 10% of total accounts payable

19. COMMITMENTS AND CONTINGENCIES

Other than the lease commitment and bank borrowing commitment, the Group had commitments and contingencies as below:

Commitments

As of March 31, 2026, the Group had total capital commitments of $nil (2025: $4,094), mainly related to the moulds purchases from independent third party. These commitments are non-cancellable and are expected to be settled over the next 12 months using internal funds.

Contingencies

In the ordinary course of business, the Group may be subject to certain legal proceedings, claims, and disputes that arise from the business operations. The Group recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

As of March 31, 2026 and 2025, the Group had no outstanding lawsuits nor claims.

GREENVECTOR HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20. SHAREHOLDERS’ EQUITY

On July 2, 2025, the shareholders of the Company approved a reclassification and re-designation of the Company’s share capital. Under this resolution, 450,000,000 authorized shares with a par value of US$0.0001 each were designated as Class A Ordinary Shares, and 50,000,000 authorized shares with a par value of US$0.0001 each were designated as Class B Ordinary Shares. Following this reclassification, the Company’s authorized share capital became US$50,000, divided into 500,000,000 shares with a par value of US$0.0001 each, comprising 450,000,000 Class A Ordinary Shares and 50,000,000 Class B Ordinary Shares. As a result, the original 1,000 ordinary shares held by Dixon Chun Wan Chan and the original 1,000 ordinary shares held by Terence Chee-Ho Wong in GreenVector Holdings Limited were redesignated to Class B Ordinary Shares. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights and restrictions on transfer of shares. Holders of Class A Ordinary Shares are entitled to one vote per share on all matters subject to the vote at general meetings of our Company, and holders of Class B Ordinary Shares are entitled to twenty (20) votes per share on all matters subject to the vote at general meetings of our Company. Holders of our Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at the option of the holder of Class B Ordinary Shares at any time.

On September 5, 2025, TioStone Holdings Limited transferred 100% of the ordinary shares of Laputa Eco-Construction Material Company Limited to GreenVector Company Limited. Following this transfer, GreenVector Company Limited owns 100% of the ordinary shares of Laputa Eco-Construction Material Company Limited, our operating subsidiary in Hong Kong. In connection with this transfer, on the same date, the board of directors of the Company approved the issuance of Class A Ordinary Shares and Class B Ordinary Shares to the beneficial owners of TioStone Holdings Limited as consideration for the ordinary shares of Laputa. The excess of the ordinary share capital over the par value amounted to $3,056,123 was credited retroactively to additional paid-in capital.

As of March 31, 2026 and 2025 and the date hereof, the Group’s share capital comprised of 10,000,000 Class A Ordinary Shares at US$0.0001 par value per share and 1,000,000 Class B Ordinary Shares at US$0.0001 par value per share.

21. SUBSEQUENT EVENT

The Group has evaluated all events and transactions that occurred after March 31, 2026 up through the date of these consolidated financial statements are available to be issued. There were no material subsequent events occurred that would require recognition or disclosure in the Group’s consolidated financial statements.

22. RECLASSIFICATION OF PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS

The Group restated the accompanying consolidated financial statements and related notes. As a result of this reclassification, there was no change in the assets, liabilities and equity or net revenues and expenses. Furthermore, there was no change in the net increase in cash and cash equivalents

IN CONSOLIDATED STATEMENT OF CASH FLOWS:

Operating activities for the year ended March 31, 2025:	Previously reported	Adjustments/ Reclassification	Restated
	US$	US$	US$
Operating lease expense on right-of-use assets	852,707	228,890	1,081,597
Change in operating activities
Operating lease liabilities	(927,862)	(236,101)	(1,163,963)

